Exhibit 2.1

AGREEMEN T AND PLAN OF MERGER

dated as of February 12, 2007

by and among

SPG-FCM VENTURES, LLC,

SPG-FCM ACQUISITION, INC.,

SPG-FCM ACQUISITION, L.P.,

THE MILLS CORPORATION,

and

THE MILLS LIMITED PARTNERSHIP

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TABLE OF CONTENTS

Page

ARTICLE IX
CERTAIN DEFINITIONS

Section 9.1	Certain Definitions	79

Exhibit A	Form of Tax Opinion for Offer
Exhibit B	Form of Tax Opinion for One-Step Merger
Exhibit C	Company Knowledge Persons
Exhibit D	Parent Knowledge Persons

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of February 12, 2007 (this “Agreement”), is by and among SPG-FCM Ventures, LLC, a Delaware limited liability company (“Parent”), SPG-FCM Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser Sub”), SPG-FCM Acquisition, L.P., a Delaware limited partnership (“Purchaser LP”), The Mills Corporation, a Delaware corporation (the “Company”), and The Mills Limited Partnership, a Delaware limited partnership and the Company’s operating partnership (the “Operating Partnership”).

RECITALS

WHEREAS, the Company, the Operating Partnership and Brookfield Asset Management Inc. (“Brookfield”) entered into an Agreement and Plan of Merger, dated as of January 17, 2007 (the “Prior Agreement”);

WHEREAS, concurrently with the execution and delivery of this Agreement by the Company, the Company terminated the Prior Agreement in accordance with its terms, and paid to Brookfield the Break-Up Fee and Expenses (each as defined in the Prior Agreement) due under the Prior Agreement (such Break-Up Fee and Expenses, collectively, the “Brookfield Termination Fee”);

WHEREAS, concurrently with the execution and delivery of this Agreement by the Company, the Company has repaid in full the outstanding balances, plus all accrued interest and fees (including fees resulting from such repayment) and other amounts (including counsel fees) owing, under the Restated Credit and Guaranty Agreement, dated as of January 17, 2007, among the Operating Partnership, the Company, certain of the Company’s Subsidiaries and Brookfield (the “Brookfield Loan”) (such amount, the “Repayment Amount”);

WHEREAS, concurrently with the execution and delivery of this Agreement by the Company, Simon Property Group, L.P. (the “Simon Operating Partnership”), as Administrative Agent and Collateral Agent, has loaned, pursuant to the Credit and Guaranty Agreement, dated as of the date hereof (the “Credit Agreement”), by and among the Operating Partnership, the Company, certain of the Company’s Subsidiaries, and the Simon Operating Partnership, an amount of cash to the Company equal to the sum of (i) the Brookfield Termination Fee, (ii) the Repayment Amount, and (iii) any amount owed to the Simon Operating Partnership under the Credit Agreement as of the date of execution of the Credit Agreement, including closing date fees and counsel fees;

WHEREAS, pursuant to this Agreement and subject to the terms and conditions set forth herein, Parent has agreed to commence a cash tender offer (such tender offer, as it may be amended and supplemented from time to time as permitted by this Agreement, the “Offer”) to purchase issued and outstanding shares of voting common stock, par value $0.01 per share, of the Company (the “Company Common Shares”) at a price per share of $25.25 net to the sellers in cash without interest (such amount or any greater amount per share paid pursuant to the Offer being hereafter referred to as the “Offer Price”);

WHEREAS, it is proposed that, on the terms and subject to the conditions set forth in this Agreement, the Company and Purchaser Sub shall engage in the Merger, pursuant to which each of the Company Common Shares shall be converted into the right to receive the Offer Price, without interest, except for (i) Company Common Shares held by holders who comply with the provisions of the DGCL regarding the right of stockholders to dissent from the Merger and require appraisal of their shares and (ii) Company Common Shares held in the treasury of the Company and any shares owned by Parent, Purchaser Sub or any other wholly owned Subsidiary of Parent;

WHEREAS, it is proposed that, on the terms and subject to the conditions set forth in this Agreement, the Operating Partnership and Purchaser LP shall engage in the Partnership Merger, pursuant to which each of the common units of limited partnership interest in the Operating Partnership (“LP Units”) shall be converted into the right to receive the Merger Consideration or, to the extent provided herein, to exchange interests in the Operating Partnership for interests in the Simon Operating Partnership, upon the terms set forth herein;

WHEREAS, the Company and Parent have entered into a Short Form Merger Option Agreement, dated as of the date hereof (the “Merger Option Agreement”), pursuant to which the Company has granted Parent an option to purchase Company Common Shares upon the terms and subject to the conditions set forth in the Merger Option Agreement;

WHEREAS, the respective boards of directors of the Company, Parent and Purchaser Sub have each determined that the Offer, the Merger and the other transactions contemplated by this Agreement are fair to, advisable and in the best interests of their respective stockholders and have approved this Agreement and the transactions contemplated by this Agreement, including the Merger, and the board of directors of the Company is recommending that the holders of Company Common Shares accept the Offer, tender their Company Common Shares into the Offer, approve the Merger and adopt this Agreement; and

WHEREAS, (i) the Company, as the general partner of the Operating Partnership, and Purchaser Sub, as the general partner of Purchaser LP, have each approved, on behalf of the Operating Partnership and Purchaser LP, respectively, this Agreement and the transactions contemplated by this Agreement, including the Partnership Merger, (ii) the Company, in its capacity as general partner of the Operating Partnership, has determined that the Partnership Merger and the transactions contemplated by this Agreement comply with the terms of the limited partnership agreement of the Operating Partnership and applicable Law, including the DRULPA, and (iii) Purchaser Sub, in its capacity as the general partner of Purchaser LP, has determined that the Partnership Merger and the transactions contemplated by this Agreement comply with the terms of the limited partnership agreement of Purchaser Sub and applicable Law, including the DRULPA.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and upon the terms and subject to conditions hereof, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE OFFER AND THE MERGERS

Section 1.1 The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Article VII, and none of the events set forth in paragraphs (a), (b), (c) (to the extent performance is required theretofore), (e) and (f) of Annex I hereto shall have occurred and be continuing, as promptly as practicable and in any event within ten Business Days after the date hereof, Parent shall commence (within the meaning of Rule 14d-2 under the Exchange Act) an offer to purchase all outstanding Company Common Shares at the Offer Price, and shall, upon commencement of the Offer but after affording the Company reasonable opportunity to review and comment thereon, file a Schedule TO and all other necessary documents with the Securities and Exchange Commission (the “SEC”) and make all deliveries, mailings and telephonic notices required by Rule 14d-3 under the Exchange Act, in each case in connection with the Offer (the “Offer Documents”), and shall use its commercially reasonable efforts to consummate the Offer, subject to the terms and conditions thereof. Subject to the terms and conditions of this Agreement and to the satisfaction or waiver of the conditions set forth in Annex I hereto (the “Tender Offer Conditions”), Parent shall, as soon as possible after the expiration of the Offer (or, if applicable, the expiration of the “initial offering period”), accept for payment, and pay for (after giving effect to any required withholding Tax), all Company Common Shares validly tendered pursuant to the Offer and not withdrawn (the first date of acceptance for payment, the “Acceptance Date”). Parent and the Company each agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect and Parent shall take all steps necessary to cause the Schedule TO, as so corrected or supplemented, to be filed with the SEC and the Offer Documents, as so corrected or supplemented, to be disseminated to holders of shares, in each case as and to the extent required by applicable Federal securities laws. Parent shall provide the Company with (in writing, if written), and shall consult with the Company regarding, any comment (written or oral) that may be received by Parent or its counsel from the SEC or its staff with respect to the Offer Documents as promptly as practicable after receipt thereof. The Company and its counsel shall be given a reasonable opportunity to review and comment on any such written and oral comments and proposed responses.

(b) Without the prior written consent of the Company, Parent shall not decrease the Offer Price or change the form of consideration payable in the Offer, decrease the number of Company Common Shares sought to be purchased in the Offer, impose additional conditions to the Offer or amend any other term of the Offer in any manner adverse to the holders of Company Common Shares. Parent may, in its sole and absolute discretion, increase the price per Company Common Share payable in the Offer without the consent of the Company. The initial expiration date of the Offer shall be the twentieth business day (as such term is defined in Rule 14d-1(g)(3) under the Exchange Act) following the commencement of the Offer (determined using Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act). Parent expressly reserves the right to waive any condition to the Offer (provided that any waiver of the Minimum Tender Condition shall require the prior written consent of the Company) or modify the terms of the Offer, subject to compliance with the Exchange Act and the first sentence of this subsection (b); provided that all such modifications to the terms of the Offer (other than a modification to increase the Offer Price or to waive a condition to the Offer) shall not, in the aggregate, reasonably be expected to delay the Acceptance Date by more than ten Business Days after the first public dissemination of notice of any such modification. Except as expressly provided in this subsection (b), Parent shall not extend the Offer if all of the conditions of the Offer are satisfied or waived and it is permitted under applicable Law to accept for payment and pay for tendered shares. Notwithstanding the foregoing, Parent shall extend the Offer at any time, and from time to time: (1) if at the then-scheduled expiration date of the Offer any of the Tender Offer Conditions shall not have been satisfied or waived, until such time as such conditions are satisfied or waived; provided that any extension shall be in increments of not more than three Business Days (unless a longer period of time is agreed to by the Company in writing, such agreement not to be unreasonably withheld); (2) for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer; or (3) if all of the Tender Offer Conditions are satisfied or waived, and Company Common Shares have been accepted for payment, but the number of Company Common Shares acquired by Parent (together with other Company Common Shares owned of record by Parent or its Affiliates) is less than 90% of the then outstanding number of Company Common Shares, for an aggregate period of not more than ten Business Days (for all such extensions pursuant to this clause (3)) as a “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act. Nothing contained in this paragraph shall affect any termination rights in Article VII. Subject to the terms of the Offer and this Agreement and the satisfaction of all the Tender Offer Conditions as of any date on which the Offer is scheduled to expire, Parent will accept for payment and pay for all Company Common Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after such date.

Section 1.2 Company Actions.

(a) The Company shall, after affording Parent a reasonable opportunity to review and comment thereon, file with the SEC and mail to the holders of Company Common Shares, as promptly as practicable on the date of the filing by Parent and the Purchaser Sub of the Offer Documents, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) reflecting the recommendation of the Company Board of Directors that holders of Company Common Shares tender their Company Common Shares pursuant to the Offer and shall disseminate the Schedule 14D-9 and the Offer Documents to the stockholders of the Company as required by Rule 14d-9 promulgated under the Exchange Act. The Schedule 14D-9 will set forth, and the Company hereby represents, that the Company Board of Directors, at a meeting duly called and held at which a quorum was present throughout, has (i) determined that each of the Offer and the Merger is advisable and in the best interests of the Company and its stockholders, (ii) approved the Offer and this Agreement in accordance with the DGCL, (iii) recommended acceptance of the Offer and that holders of Company Common Shares tender their shares into the Offer and adoption of this Agreement by the Company’s stockholders if such adoption is required by applicable Law (the “Company Recommendations”), and (iv) taken all other action necessary to exempt Parent and its Affiliates from any provision contained in the Company Charter or Company Bylaws imposing ownership limits on Company Common Shares or causing Company Common Shares to be “Excess Stock”, including the provisions of Article XII of the Company Charter, with respect to the formation of Parent and the stock ownership of the owners of Parent, the acquisition of Shares pursuant to the Offer or at any time before or after the purchase of Company Common Shares in the Offer, the Merger, and the Partnership Merger, in each case assuming the accuracy of the representations in Section 4.7(b) and in each case to the extent consistent with the Company’s continued qualification as a REIT under the Code and as a “domestically-controlled” REIT under the Code; provided, however, that the Company Recommendations may be withdrawn, modified or amended in a manner adverse to Parent or the other Purchaser Parties (a “Change in Recommendation”) only prior to the acceptance for payment of Company Common Shares pursuant to the Offer and in any case only to the extent permitted by Section 5.2(c) (and then only after compliance with Section 5.4). The Company hereby consents to the inclusion in the Offer Documents of the Company Recommendations (provided, that if there has been a Change in Recommendation, such change shall be reflected in the Offer Documents or amendments thereto). The Company agrees reasonably promptly to correct the Schedule 14D-9 if and to the extent that it shall become false or misleading in any material respect (and Parent, with respect to written information supplied by it specifically for use in the Schedule 14D-9, shall promptly notify the Company of any required corrections of such information and cooperate with the Company with respect to correcting such information) and to supplement the information contained in the Schedule 14D-9 to include any information that shall become necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company shall use reasonable best efforts to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the Company’s stockholders to the extent required by applicable Federal securities laws. The Company shall provide Parent (in writing, if written), and consult with Parent regarding, any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 as promptly as practicable after receipt of such comments.

(b) In connection with the Offer, the Company will promptly furnish Parent with mailing labels, security position listings, non-objecting beneficial owner lists and any available listing or computer list containing the names and addresses of the record holders of the Company Common Shares as of the most recent practicable date and shall furnish Parent with such additional available information (including updated lists of holders of Company Common Shares and their addresses, mailing labels and lists of security positions and non-objecting beneficial owner lists) and such other assistance as the Parent or its agents may reasonably request in communicating the Offer to the Company’s record and beneficial stockholders. Subject to the requirements of applicable Laws, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent, the Purchaser Sub and their Affiliates, associates, agents and advisors, shall keep such information confidential and use the information contained in any such labels, listings and files only in connection with the Offer and the Merger and, should the Offer terminate or if this Agreement shall be terminated, will deliver to Company all copies of such information then in their possession.

Section 1.3 Directors.

(a) Subject to compliance with applicable Laws, promptly upon the payment by Parent for Company Common Shares pursuant to the Offer and from time to time thereafter Parent shall be entitled to designate such number of directors rounded up to the next whole number, on the Company Board of Directors as is equal to the product of the total number of directors on the Company Board of Directors (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Company Common Shares beneficially owned by Parent and its Affiliates bears to the total number of Company Common Shares then outstanding (including Company Common Shares that are accepted for payment, but excluding any shares held by the Company or any of its Subsidiaries), and the Company shall, upon request of Parent, promptly take all actions necessary to cause Parent’s designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors; provided, however, that Parent shall be entitled to designate at least a majority of the directors on the Company Board of Directors (as long as Parent and its Affiliates beneficially own a majority of the outstanding Company Common Shares, which for these purposes shall exclude any Company Common Shares held by the Company or any of its Subsidiaries); and provided, further, that prior to the Merger Effective Time, the Company Board of Directors shall always have at least two members who are (1) not officers, directors, employees or designees of Parent or any of its Affiliates (“Purchaser Insiders”) or officers or directors of Affiliates of the Company (other than by reason of being directors of the Company) or officers or directors of any Joint Venture partner or participant (other than the Company) or its Affiliates (“Interested Persons”), (2) members of the Company Board of Directors as of the date hereof, and (3) reasonably satisfactory to Parent. If the number of directors who are not Purchaser Insiders is reduced below two prior to the Merger Effective Time, the remaining director who is not a Purchaser Insider shall be entitled to designate a Person to fill such vacancy who is not a Purchaser Insider or Interested Person and who shall be a director not deemed to be a Purchaser Insider or Interested Person for all purposes of this Agreement; provided that if the number of directors who are not Purchaser Insiders is reduced to zero prior to the Merger Effective Time, a majority of the members of the Company Board of Directors at the time of the execution of this Agreement shall be entitled to designate two Persons to fill such vacancies who are not Purchaser Insiders or Interested Persons and who are reasonably satisfactory to Parent and who shall be directors not deemed to be Purchaser Insiders for all purposes of this Agreement.

(b) The Company’s obligations to appoint Parent’s designees to the Company Board of Directors shall be subject to Section 14(f) of the Exchange Act and Rule 14f thereunder. The Company shall promptly take all actions required pursuant to such Section and Rule in order to fulfill its obligations under this Section 1.3 and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under such Section and Rule in order to fulfill its obligations under this Section 1.3. Parent will supply to Company any information with respect to itself and its officers, directors and Affiliates required by such Section and Rule.

(c) Following the election or appointment of Parent’s designees pursuant to this Section 1.3 and prior to the Merger Effective Time, any amendment or termination of this Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent, the waiver of any of the Company’s rights hereunder, or the taking of any other action by the Company in connection with this Agreement or the transactions contemplated hereby required to be taken by the Company Board of Directors will require the concurrence of the two directors of Company then in office who are not Purchaser Insiders if such amendment, termination, extension or waiver would or could reasonably be expected to have an adverse effect on the stockholders of the Company other than

Parent and its Affiliates. The directors of the Company who are not Purchaser Insiders shall have the authority to retain such counsel (which may include current counsel to the Company) and other advisors at the expense of the Company as determined appropriate by these directors and shall have the authority to institute any action on behalf of the Company to enforce the performance of this Agreement.

Section 1.4 One-Step Merger. In the event that Parent is for any reason prevented by applicable Law from undertaking or consummating the Offer, the Parties shall effect the transactions contemplated hereby through a one-step merger structure in which the Company would merge with and into Purchaser Sub with Purchaser Sub surviving (the “One-Step Merger”) as promptly as practical, including taking the actions set forth in Section 5.2 and subject to the rights of any of the parties hereto to terminate this Agreement as otherwise permitted pursuant by Section 7.1 (which rights shall not be affected by this Section).

Section 1.5 The Mergers.

(a) If a One-Step Merger is not being pursued in accordance with Section 1.4, upon the terms and subject to the conditions set forth in this Agreement, at the Merger Effective Time, Purchaser Sub shall merge with and into the Company (the “Merger”), and the separate existence of Purchaser Sub shall cease. The Company shall continue as the surviving entity in the Merger (the “Surviving Company”) and shall continue its existence under the laws of the State of Delaware, with all its rights, privileges, immunities, powers and franchises. Immediately after the Merger, the Surviving Company shall continue to be a wholly owned or majority-owned subsidiary of Parent. The Merger shall have the effects set forth in the General Corporation Law of the State of Delaware (the “DGCL”).

(b) Whether or not a One-Step Merger is being pursued in accordance with Section 1.4, upon the terms and subject to the conditions set forth in this Agreement, at the Partnership Merger Effective Time, Purchaser LP shall merge with and, subject to the last sentence of Section 5.13(a), into the Operating Partnership (the “Partnership Merger,” and together with the Merger or the One-Step Merger, the “Mergers”), and the separate existence of Purchaser LP shall cease. The Operating Partnership shall continue as the surviving partnership in the Partnership Merger (the “Surviving Partnership”) and shall continue its existence under the laws of the State of Delaware, with all its rights, privileges, immunities, powers and franchises. Immediately after the Partnership Merger, the Surviving Partnership shall be a wholly owned subsidiary of the Surviving Company. The Partnership Merger shall have the effects set forth in the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”).

Section 1.6 Closing. The closing of the Mergers (the “Closing”) will take place at 10:00 a.m., New York City time, on the third (3rd) Business Day after the satisfaction or waiver of all of the conditions (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the fulfillment or waiver of those conditions) set forth in Article VI (the date of the Closing being the “Closing Date”), at offices in New York, New York designated in writing by Parent, unless another time, date or place is agreed to in writing by the parties.

Section 1.7 Effective Times. As soon as practicable following the satisfaction or waiver of the conditions set forth in Article VI, on the Closing Date, (a) subject to Section 2.8, the Company and Purchaser Sub shall execute and file the Company Certificate of Merger in accordance with, and shall make all other filings or recordings and take all such other action required with respect to the Merger under the DGCL; and (b) the Operating Partnership and Purchaser LP shall execute and file the Partnership Certificate of Merger in accordance with, and shall make all other filings or recordings and take all such other action required with respect to the Partnership Merger under, the DRULPA. The Merger shall become effective when the Company Certificate of Merger has been accepted for record by the Delaware Secretary of State or at such other time as the parties shall agree and specify in the Company Certificate of Merger (the “Merger Effective Time”), and the Partnership Merger shall become effective when the Partnership Certificate of Merger has been accepted for record with the Delaware Secretary of State or at such other time as the parties shall agree and specify in the Partnership Certificate of Merger (the “Partnership Merger Effective Time”), it being understood that the parties shall cause the Merger Effective Time and the Partnership Merger Effective Time to occur concurrently and as soon as practicable after the Closing.

Section 1.8 Tax Characterizations. Subject to Section 1.4, Parent, Purchaser Sub and the Company intend that, for U.S. federal and state income tax purposes, (i) the Offer and the Merger shall, in the case of each holder of Company Common Shares that receives the Offer Price or the Merger Consideration in exchange for such holder’s Company Common Shares, be treated as a taxable purchase of Company Common Shares directly by Parent, and (ii) the Liquidation shall be treated as a distribution of all of the assets of the Company in complete liquidation of the Company described in Sections 331, 336 and 562 of the Code. This Agreement shall constitute, and is hereby adopted as a “plan of liquidation” of the Company for U.S. federal income tax purposes. Subject to the last sentence of Section 5.13(a), Parent, Purchaser LP and the Operating Partnership intend that, for U.S. federal and state income tax purposes, the Partnership Merger shall, in the case of each holder of LP Units that receives the Merger Consideration in the Partnership Merger in exchange for such holder’s LP Units, be treated as a taxable purchase of LP Units directly by Purchaser Sub, and in the case of each Electing Holder, if any, that contributes to the Simon Operating Partnership such holder’s LP Units in exchange for Simon OP Units be treated as a transaction described in Section 721 of the Code; provided, however, that it is acknowledged that there shall be no restriction on the ability of the Simon Operating Partnership to dispose of, pledge or take any other action in respect of LP Units so contributed.

Section 1.9 Organizational Documents. Unless otherwise agreed in writing between the Company and Parent:

(a) The certificate of incorporation of the Company shall be the certificate of incorporation of the Surviving Company following the Merger Effective Time until amended in accordance with its terms and the DGCL. The bylaws of the Company shall be the bylaws of the Surviving Company following the Merger Effective Time until amended in accordance with its terms and the DGCL.

(b) The limited partnership agreement of the Operating Partnership shall be the limited partnership agreement of the Surviving Partnership following the Partnership Merger Effective Time until amended in accordance with its terms and the DRULPA.

Section 1.10 Board of Directors and Officers of the Surviving Company; General Partner of the Surviving Partnership.

(a) The directors of Purchaser Sub and the officers of the Company in office immediately prior to the Merger Effective Time shall, from and after the Merger Effective Time, be the directors and officers respectively, of the Surviving Company, in each case until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal, in accordance with the Surviving Company’s certificate of incorporation and bylaws.

(b) The general partner of the Surviving Partnership immediately after the Partnership Merger Effective Time shall be the Surviving Company, until a successor shall have been duly elected or appointed, in accordance with the Surviving Partnership’s limited partnership agreement.

Section 1.11 Further Assurances.

(a) Parent agrees that the Simon Operating Partnership shall take all action to ensure that the Simon Operating Partnership has authorized a sufficient number of Simon OP Units to effect the Roll-Over Elections and to take such other actions as may reasonably be required to effect the transactions contemplated by this Agreement.

(b) If at any time after the Merger Effective Time the Surviving Company shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Company its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either Purchaser Sub or the Company, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Company and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either of the Purchaser Sub and the Company, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Purchaser Sub or the Company, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Company’s right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of Purchaser Sub or the Company and otherwise to carry out the purposes of this Agreement.

(c) From and after the date hereof and prior to the Acceptance Date, Parent and the Company will negotiate in good faith and enter into a management agreement to be effective upon the Acceptance Date pursuant to which an Affiliate of the Simon Operating Partnership will manage the properties of the Company and its controlled Affiliates on customary terms. The management agreement would provide, among other things, for a phase-in of management fees up to a level of 4% of all minimum and percentage rents upon full transition of management services, which would be expected to occur by July 1, 2007.

Section 1.12 Restructuring.

(a) If Parent reasonably believes (after consultation with the Company) that making the Roll-Over Election available to holders of LP Units in the Partnership Merger would reasonably be expected to cause the Closing to be delayed beyond the date on which the Closing would otherwise occur if the Roll-Over Election were not made available because of the ability to complete the Merger pursuant to Section 2.8, the Eligible Holders shall receive in the Partnership Merger a preferred unit of limited partnership interest in the Surviving Partnership (a “Roll-Over Unit”) for each LP Unit, and each Roll-Over Unit will carry only the right to make the Roll-Over Election for the Merger Consideration or Simon OP Units at such time as the Roll-Over Election may reasonably be made under applicable Law (it being agreed that the Purchaser Parties shall use commercially reasonable efforts to provide the Roll-Over Election within sixty days after the Merger Effective Time and except that any Roll-Over Units contributed to the Simon Operating Partnership shall automatically be converted into common units of the Surviving Partnership).

(b) In the event that Parent, after consultation with its outside accountants, reasonably determines in good faith that the Offer, the Merger, and the Liquidation together with the transactions contemplated by Section 5.13, could reasonably be expected not to result in a step-up in the basis of the assets of the Company and the Operating Partnership (assuming the Operating Partnership has in effect or makes an election under Section 754 of the Code) for U.S. federal income tax purposes, then Parent may require the transaction to be restructured in a manner that would, in the reasonable, good-faith judgment of Parent, better assure such tax treatment; provided, however, that any such restructuring shall (i) not affect the consideration contemplated by this Agreement to be received by the holders of Company Common Shares or the holders of LP Units, (ii) (A) result in the receipt by the holders of Preferred Stock of securities that have substantially the same rights, preferences, privileges and voting power as (and in no event shall any differences be materially adverse as compared to) those provided to the Series B Shares, Series C Shares, Series E Shares, Series F Shares and Series G Shares under the applicable certificate of designations, including the same preferential rights to distributions or dividends, and in liquidation, as the securities they are contemplated to receive under the terms hereof, (B) be in accordance with, and shall not contravene, in any material respect, the terms of the certificates of designation of the Preferred Shares and (C) not give rise to the requirement that the holders of any Preferred Shares approve the transaction as so restructured, (iii) not jeopardize, or delay in any material way, the Acceptance Date or the Closing, and (iv) not require the Company or the Operating Partnership or any of their Subsidiaries to take any action in contravention of Law; provided, further, that if the Company provides Parent with a written opinion from an independent tax advisor (which advisor is reasonably acceptable to Parent) to the effect that the Offer, the Merger, and the Liquidation together with the transactions contemplated by Section 5.13, should result in a step up in the basis of the assets of the Company and the Operating Partnership (assuming the Operating Partnership has in effect or makes an election under Section 754 of the Code) for U.S. federal income tax purposes, then Parent shall not be permitted to require that the transaction be so restructured. In the event that the transaction is restructured, none of the representations, warranties or covenants of the Company and the Operating Partnership shall be deemed to apply to, or deemed breached or violated by, any transaction requested by Parent pursuant to this Section 1.12.

Section 1.13 Other Transactions. Parent shall have the option, in its sole discretion and without requiring the further consent of any of the Company and the Operating Partnership (together, the “Company Parties”) or the board of directors, stockholders or partners of any Company Parties, upon reasonable notice to the Company, to request that the Company, immediately prior to the Closing, (a) convert or cause the conversion of one or more wholly owned Subsidiaries that are organized as corporations into limited liability companies and one or more Subsidiaries that are organized as limited partnerships into limited liability companies, on the basis of organizational documents as reasonably requested by Parent, (b) sell or cause to be sold all of the stock, partnership interests or limited liability interests owned, directly or indirectly, by the Company in one or more wholly owned Subsidiaries at a price designated by Parent, and (c) sell or cause to be sold any of the assets of the Company or one or more wholly owned Subsidiaries at a price designated by Parent; provided, however, that (i) neither the Company nor any Subsidiary shall be required to take any action in contravention of any certificate of incorporation, partnership agreement, or similar organizational document or other Contract, (ii) any such actions or transactions shall be contingent upon all of the conditions set forth in Article VI having been satisfied or waived and receipt by the Company of a written notice from Parent to such effect and that the Purchaser Parties are prepared to proceed immediately with the Closing and any other evidence reasonably requested by the Company that the Closing will occur (it being understood that in any event the transactions described in clauses (a), (b) and (c) will be deemed to have occurred prior to the Closing), (iii) such actions (or the inability to complete such actions) shall not affect or modify in any respect the obligations of the Purchaser Parties under this Agreement, including payment of the Merger Consideration, and (iv) neither the Company nor any Subsidiary shall be required to take any such action that could adversely affect the classification of the Company as a “real estate investment trust” (a “REIT”) within the meaning of Section 856 of the Code or could subject the Company to any “prohibited transactions” taxes or other material Taxes under Code Sections 857(b), 860(c) or 4981. Without limiting the foregoing, none of the representations, warranties or covenants of the Company Parties shall be deemed to apply to, or deemed breached or violated by, any of the transactions contemplated by this Section 1.13 or required by Parent pursuant to this Section 1.13.

Section 1.14 Dissolution and Liquidation of the Surviving Entity. As promptly as practicable following the Merger Effective Time, the Surviving Company shall deliver written notice of its election to liquidate and terminate its existence (the “Liquidation”) to Parent and to the holders of its Preferred Shares, stating the date and place of payment of the amount distributable to the holders of the Preferred Shares in accordance with the terms of the Preferred Shares, which notice will be delivered prior to the payment date stated in the notice (the “Liquidation Payment Date”) in accordance with the terms of the Preferred Shares. On the Liquidation Payment Date, the holders of the Preferred Shares will receive distributions from the Surviving Company equal to the full amounts payable to them upon a liquidation of the Surviving Company in accordance with the terms of the Preferred Shares. The Surviving Company will undertake dissolution in accordance with the provisions of Section 275 of the DGCL and will file a certificate of dissolution as required by the DGCL. Parent agrees to assume and discharge in accordance with their terms all of the liabilities and obligations of the Surviving Company effective on such liquidation.

ARTICLE II

EFFECTS OF THE MERGERS; EXCHANGE OF CERTIFICATES

Section 2.1 Merger Consideration.

(a) At the Merger Effective Time, by virtue of the Merger and without any further action on the part of any party hereto or any holder of capital stock of the Company:

(i) each Company Common Share issued and outstanding immediately prior to the Merger Effective Time that is owned by the Company as treasury stock or by Parent or any of its wholly owned Subsidiaries (other than, in each case, shares in trust accounts, managed accounts, custodial accounts and the like that are beneficially owned by third parties) shall automatically be cancelled and retired and shall cease to exist, and no payment shall be made with respect thereto; and

(ii) each Company Common Share issued and outstanding immediately prior to the Merger Effective Time, other than (A) Company Common Shares cancelled pursuant to Section 2.1(a)(i) and (B) shares that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL (“Dissenting Shares”), shall automatically be converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”). At any time prior to the date of the Company Stockholder Meeting, Parent may, in its sole and absolute discretion, increase the Merger Consideration without the consent of the Company.

(b) The shares of common stock of Purchaser Sub outstanding immediately prior to the Merger Effective Time will each, at the Merger Effective Time, automatically be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Company and will constitute all of the issued and outstanding shares of common stock of the Surviving Company immediately after the Merger Effective Time.

(c) At the Merger Effective Time, all Company Common Shares (other than Dissenting Shares) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a Common Share Certificate shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon the surrender of such Common Share Certificates in accordance with Section 2.9.

Section 2.2 Partnership Merger Consideration.

(a) At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any further action on the part of any party hereto or the holders of any Partnership Units:

(i) each LP Unit issued and outstanding immediately prior to the Partnership Merger Effective Time, other than (A) any LP Unit that is owned by Parent, the Company or any of their respective direct or indirect Subsidiaries (unless such LP Unit is in a trust account, managed account, custodial account or similar account and is beneficially owned by a third party) and (B) any LP Unit owned of record by an Electing Holder and with respect to which a Roll-Over Election has been made, shall, subject to Section 2.3 and Section 2.4, automatically be converted into the right to receive the Merger Consideration or, if Section 1.12(a) is applicable, into a Roll-Over Unit;

(ii) subject to Section 1.12(a), each LP Unit issued and outstanding immediately prior to the Partnership Merger Effective Time that is (A) owned by Parent, the Company or any of their respective direct or indirect Subsidiaries (other than, in each case, such LP Units in trust accounts, managed accounts, custodial accounts and the like that are beneficially owned by third parties) shall remain outstanding as a common unit of limited partnership interest in the Surviving Partnership or (B) owned of record by an Electing Holder and with respect to which a Roll-Over Election has been made shall be contributed to the Simon Operating Partnership in exchange for a number of common interests in the Simon Operating Partnership (“Simon OP Units”) equal to the quotient obtained by dividing the Offer Price by $119.67 (rounded to the fourth decimal place) per LP Unit (the Merger Consideration, the Simon OP Units and the Roll-Over Units are, as applicable, referred to herein as the “Partnership Merger Consideration”); and

(iii) all of the common units of limited partnership interest of Purchaser LP outstanding immediately prior to the Partnership Merger Effective Time shall automatically be converted into the right to receive a number of common units of limited partnership interest in the Surviving Partnership equal to the number of LP Units that were converted into the right to receive the Merger Consideration pursuant to Section 2.2(a)(i).

(b) The general partnership interest of the Operating Partnership held by the Company shall remain outstanding and constitute the only outstanding general partnership interest in the Surviving Partnership immediately following the Partnership Merger.

Section 2.3 Roll-Over Election.

(a) Subject to Section 1.12(a), each Eligible Holder may, at such holder’s sole discretion, elect (each a “Roll-Over Election”) to contribute such holder’s LP Units to the Simon Operating Partnership in exchange for Simon OP Units pursuant to Section 2.2(a)(i). An Eligible Holder making a Roll-Over Election shall not be entitled to receive the Merger Consideration for the LP Units for which a Roll-Over Election is made, and Section 2.2(a)(ii) shall apply with respect to such LP Units.

(b) Roll-Over Elections shall be made in a form agreed by Parent and the Company for that purpose (a “Roll-Over Election Form”). Concurrently with the mailing of the Proxy Statement pursuant to Section 5.2(c) or at the time contemplated by Section 1.12(a), if applicable, the Operating Partnership shall mail the Roll-Over Election Form and Unitholder Letter of Transmittal to each Eligible Holder of LP Units registered on the transfer books of the Operating Partnership. The Roll-Over Election Form shall (i) specify the number of LP Units with respect to which the Electing Holder is making a Roll-Over Election, (ii) state that, by making a Roll-Over Election, a holder of LP Units shall be deemed to have unconditionally and irrevocably waived any and all rights and released any and all claims such holder may have against the Company or the Operating Partnership, any of the Purchaser Parties or any of their respective Subsidiaries, Affiliates, successors or representatives under the Partnership Agreement (other than rights and claims arising after the date the holder of LP Units becomes a limited partner in the Simon Operating Partnership), (iii) provide any information or certification relating to Taxes that is reasonably required in connection with the transactions contemplated hereby and (iv) if applicable, provide for the Electing Holder to become a limited partner in the Simon Operating Partnership. To be effective, a Roll-Over Election Form must be duly completed, signed and submitted to the Exchange Agent, and must be received by the Exchange Agent by the date (the “Roll-Over Election Deadline”) specified in the Roll-Over Election Form, which Roll-Over Election Deadline shall be no later than 5:00 p.m. (New York City time) on the Business Day preceding the date of the Company Stockholder Meeting or, if Section 1.12(a) is applicable, the date which is no less than twenty Business Days and no more than thirty Business Days after the mailing of the Roll-Over Election Form. Any Eligible Holder that has the right to make, and has made, a Roll-Over Election pursuant to this Section 2.3 (each an “Electing Holder”) may at any time prior to the Roll-Over Election Deadline revoke such Roll-Over Election by written notice to the Exchange Agent received by the Exchange Agent prior to the Roll-Over Election Deadline. Any Electing Holder that does not submit a properly completed Roll-Over Election Form which is received by the Exchange Agent prior to the Roll-Over Election Deadline, or that has duly revoked such Roll-Over Election, shall be deemed not to have made a Roll-Over Election and shall be entitled to receive the Merger Consideration pursuant to Section 2.2(a)(i). The Exchange Agent shall, in its reasonable discretion, determine whether a Roll-Over Election Form has been properly completed, signed and submitted or revoked and whether to disregard immaterial defects in such form and such decision shall be conclusive and binding; provided that the Exchange Agent may, in its discretion, seek guidance from both Parent and the Company in connection therewith. Neither Parent nor the Company nor the Exchange Agent will be under any obligation to notify any person of any defect in a Roll-Over Election Form submitted to the Exchange Agent. Any materially defective Roll-Over Election not cured prior to the Roll-Over Election Deadline shall be deemed to be of no force and effect and the holder making such purported Roll-Over Election shall be deemed not to have made a Roll-Over Election and shall be entitled to receive the Merger Consideration pursuant to Section 2.2(a)(i).

(c) For purposes of this Agreement, an “Eligible Holder” means any holder of LP Units who is an Accredited Investor as determined by Parent in its reasonable judgment, and holds at least 5,000 LP Units as of September 1, 2006; provided, that the term “Eligible Holder” may exclude any Person not resident in the United States if, in the reasonable judgment of Parent, filings, information requirements or other requirements of Law of a foreign jurisdiction would reasonably be expected to cause making the Roll-Over Election to such Person unduly burdensome or delay the Roll-Over Election for Eligible Holders resident in the United States.

Section 2.4 Preferred Stock and Preferred Units.

(a) Each (i) Series B Share issued and outstanding immediately prior to the Merger Effective Time shall remain outstanding and automatically become one share of Series B cumulative redeemable preferred stock of the Surviving Company, (ii) Series C Share issued and outstanding immediately prior to the Merger Effective Time shall remain outstanding and automatically become one share of Series C cumulative redeemable preferred stock of the Surviving Company, (iii) Series E Share issued and outstanding immediately prior to the Merger Effective Time shall remain outstanding and automatically become one share of Series E cumulative redeemable preferred stock of the

Surviving Company, (iv) Series F Share issued and outstanding immediately prior to the Merger Effective Time shall remain outstanding and automatically become one share of Series F cumulative redeemable preferred stock of the Surviving Company, and (v) Series G Share issued and outstanding immediately prior to the Merger Effective Time shall remain outstanding and automatically become one share of Series G cumulative redeemable preferred stock of the Surviving Company.

(b) Each Preferred Unit issued and outstanding immediately prior to the Partnership Merger Effective Time shall remain issued and outstanding immediately after the Partnership Merger Effective Time in accordance with its terms.

Section 2.5 Company Options; Company SARs; Restricted Shares.

(a) At the Merger Effective Time, each outstanding option to purchase Company Common Shares (collectively, the “Company Options”) granted under the Company’s 1999 Stock Option Plan, 1994 Amended and Restated Executive Equity Incentive Plan and 2004 Stock Incentive Plan (collectively, the “Company Equity Plans and each outstanding stock appreciation right and cash-settled restricted stock unit (collectively, the “Company SARs”), other than Out-of-the-Money Options, whether or not then vested or exercisable, shall be cancelled and of no further force and effect and the holder of each such Company Option or Company SAR shall be entitled to receive from Parent, as soon as practicable after, but in no event more than three (3) Business Days after, the Merger Effective Time, an amount in cash equal to the product of (i) the number of Company Common Shares subject to each such Company Option or Company SAR, as applicable and (ii) the excess of the Merger Consideration over the exercise price per share of such Company Option or Company SAR, as applicable, which cash payment shall be treated as compensation and shall be net of any applicable withholding Tax. In connection with the Merger, as of immediately prior to the Merger Effective Time, any restrictions with respect to outstanding restricted shares shall terminate or lapse. Upon the termination or lapse of such restrictions, such shares shall be outstanding Company Common Shares and shall be converted into the right to receive the Merger Consideration in accordance with Section 2.1(a)(ii) and Section 2.3 this Agreement.

(b) In the event that the exercise price per share of any Company Option equals or exceeds the Merger Consideration (any such Company Option, an “Out-of-the-Money Option”), then such Out-of-the-Money Option shall be cancelled and of no further force and effect.

Section 2.6 Dissenting Shares. No holder of Company Common Shares that has perfected a demand for appraisal rights with respect to its Company Common Shares pursuant to Section 262 of the DGCL (a “Dissenting Stockholder”) shall be entitled to receive the Merger Consideration with respect to the Company Common Shares owned by such Dissenting Stockholder unless and until such Dissenting Stockholder shall have effectively withdrawn or lost such Dissenting Stockholder’s right to appraisal under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to Dissenting Shares. The Company shall give Parent (i) prompt notice upon receipt by the Company of any written demands for appraisal, attempted withdrawals of such demands, any other instruments served pursuant to applicable Law that are received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to any demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal of any such demands.

Section 2.7 Stockholders’ Meeting.

(a) If the Acceptance Date has occurred and if required by applicable Law in order to consummate the Merger, the Company, acting through the Company Board of Directors, shall, and Parent shall use commercially reasonable efforts to cause the Company to, in accordance with applicable Law:

(i) duly call, give notice of, convene and hold the Company Stockholder Meeting as soon as practicable following the acceptance for payment of and payment for Company Common Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon this Agreement;

(ii) prepare and file with the SEC the preliminary Proxy Statement, and use its best efforts to, after consultation with Parent, respond promptly to any comments made by the SEC with respect to the preliminary Proxy Statement and cause the definitive Proxy Statement to be mailed to its stockholders;

(iii) not solicit proxies in connection with the Company Stockholder Meeting; and

(iv) include in the Proxy Statement the opinion of J.P. Morgan Securities Inc. referred to in Section 3.19.

(b) Parent agrees that it will vote, or cause to be voted, all of the Common Shares then owned by it, Farallon, SPG or any of their respective Subsidiaries in favor of the approval of the Merger and of this Agreement.

Section 2.8 Merger Without Meeting of Stockholders. Notwithstanding Section 2.7, in the event that Parent or any Subsidiary of Parent shall acquire at least 90% of the outstanding Company Common Shares pursuant to the Offer or otherwise, the parties hereto shall take all necessary action to cause the Merger to become effective as soon as practicable after the acceptance for payment of, and payment for, Company Common Shares by the Purchaser pursuant to the Offer or otherwise after the acquisition of 90% of the outstanding Company Common Shares without a meeting of stockholders of the Company in accordance with Section 253 of the DGCL. In such case, all references in this Agreement to the date of the Company Stockholder Meeting shall be deemed to refer to the date on which the Merger becomes effective pursuant to this Section 2.8.

Section 2.9 Exchange of and Payment for Securities.

(a) Exchange Agent. Prior to the record date for the Company Stockholder Meeting, Parent shall appoint a bank or trust company reasonably agreeable to the Company to act as exchange and paying agent (the “Exchange Agent”) for the Merger Consideration and for purposes of receiving Roll-Over Election Forms and determining, in accordance with this Article II, the form of Partnership Merger Consideration to be received by each holder of LP Units (which bank or trust company shall agree in writing to comply with the provisions of this Article II applicable to it). On or before the Merger Effective Time, Parent shall deposit with the Exchange Agent cash sufficient to pay the aggregate Merger Consideration and the Partnership Merger Consideration to be paid pursuant to this Article II and the aggregate cash to be paid pursuant to Section 2.5 (such cash being referred to as the “Exchange Fund”). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by the Surviving Company (so long as such directions do not impair the rights of the holders of Company Common Shares or the ability of the Exchange Agent to make timely payments as required hereby), in direct obligations of the United States of America or any state thereof, obligations for which the full faith and credit of the United States of America or any such state is pledged to provide for the payment of principal and interest, commercial paper either rated of the highest quality by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation or certificates of deposit issued by, or other deposit accounts of, a commercial bank having at least $1,000,000,000 in capital and surplus, in each case with a maturity of three months or less; provided that no such investment or losses thereon shall affect the Merger Consideration or other amounts payable pursuant to this Article II, and that Parent shall promptly provide, or shall cause the Surviving Company to provide, additional funds to the Exchange Agent in the amount of any shortfall in funds payable pursuant to this Article II. Any earnings with respect thereto shall be paid to the Surviving Company as and when requested by the Surviving Company. The Exchange Agent shall pay the Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any other purpose. Parent shall cause the Exchange Agent to mail to each holder of record of Company Common Shares as of the record date for the Company Stockholder Meeting, together with the Proxy Statement pursuant to Section 5.2(c), (i) a letter of transmittal in customary form (a “Letter of Transmittal”) that shall specify that delivery shall be effected and risk of loss and title to the certificates representing Company Common Shares (each, a “Common Share Certificate”) shall pass only upon delivery of the Common Share Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.9(g)) to the Exchange Agent and (ii) instructions for use in effecting the surrender of the Common Share Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.9(g)) in exchange for the Merger Consideration. The form of the Letter of Transmittal and instructions shall be reasonably agreed upon by Parent and the Company.

(b) Payment with Respect to Company Common Shares.

(i) Upon surrender of a Common Share Certificate for cancellation (or an affidavit of loss in lieu thereof in accordance with Section 2.9(g)) to the Exchange Agent, together with a duly executed Letter of Transmittal, the holder of such Company Share Certificate (or, if applicable, the signatory to such affidavit of loss) representing Company Common Shares that have been converted into the right to receive the Merger Consideration will be entitled to receive in exchange therefor an amount of cash equal to (A) the number of Company Common Shares represented by such Common Share Certificate (or, if applicable, affidavit of loss), multiplied by (B) the Merger Consideration, and as soon as practicable after the Merger Effective Time the Exchange Agent shall distribute to each such holder a check for the amount of cash to which each such holder is entitled and the Common Share Certificate surrendered by each such holder shall forthwith be cancelled. Until surrendered as contemplated by this Section 2.9, each such Common Share Certificate shall be deemed at any time after the Merger Effective Time to represent only the right to receive upon such surrender an amount equal to (1) the number of Company Common Shares represented by such Common Share Certificate, multiplied by (2) the Merger Consideration.

(ii) In the event of a proper transfer of ownership of Company Common Shares that is not registered in the transfer records of the Company, the Merger Consideration shall be paid to a transferee if (A) the Common Share Certificate evidencing such Company Common Shares is presented to the Exchange Agent properly endorsed or accompanied by appropriate stock powers and otherwise in proper form for transfer and accompanied by all documents reasonably required by the Exchange Agent to evidence and effect such transfer and (B) such transferee shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the Common Share Certificate or establish to the satisfaction of the Exchange Agent and the Surviving Company that such Tax has been paid or is not applicable.

(c) Payment with Respect to LP Units. This Section 2.9(c) shall apply only to those LP Units with respect to which a valid and timely Roll-Over Election has not been made pursuant to Section 2.3.

(i) Upon delivery of a duly executed Unitholder Letter of Transmittal and any other documents reasonably required by the Exchange Agent or the Surviving Partnership, the holder of the LP Units identified in such Unitholder Letter of Transmittal that have been converted into the right to receive the Merger Consideration will be entitled to receive in exchange therefor an amount of cash equal to (A) the number of such LP Units, multiplied by (B) the Merger Consideration, and as soon as practicable after the Partnership Merger Effective Time the Exchange Agent shall distribute to each such holder a check for the amount of cash to which each such holder is entitled.

(ii) In the event of a proper transfer of ownership of LP Units in accordance with the limited partnership agreement of the Operating Partnership, which transfer is not registered in the transfer records of the Operating Partnership, the Merger Consideration shall be paid to a transferee if (A) such transferee delivers a Unitholder Letter of Transmittal in accordance with Section 2.9(c)(i) and (B) such transferee shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the LP Unit or establish to the satisfaction of the Exchange Agent and the Surviving Partnership that such Tax has been paid or is not applicable.

(d) No Further Ownership Rights.

(i) The Merger Consideration paid upon the surrender or exchange of the Common Share Certificates evidencing Company Common Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such

Company Common Shares and, after the Merger Effective Time, there shall be no further registration on the transfer books of the Company of transfers of Company Common Shares. If, after the Merger Effective Time, Common Share Certificates are presented to the Surviving Company, for any reason, they shall be cancelled and exchanged as provided in this Article II.

(ii) The Merger Consideration paid with respect to the LP Units in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such LP Units and, after the Partnership Merger Effective Time, there shall be no further registration on the transfer books of the Operating Partnership of transfers of LP Units, except for any LP Units that shall remain outstanding or be converted into preferred units pursuant to Section 2.2(a)(ii).

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest and other income received with respect thereto) that remains unclaimed by the former holders of Company Common Shares or LP Units on the first anniversary of the Merger Effective Time shall be delivered to the Surviving Company or the Surviving Partnership, as applicable, upon demand, and any former holders of Company Common Shares or LP Units who have not theretofore received any Merger Consideration or Partnership Merger Consideration, as applicable, to which they are entitled under this Article II, shall thereafter look only to the Surviving Company or the Surviving Partnership, as applicable, or to Parent for payment of their claims with respect thereto.

(f) No Liability. None of Parent, Purchaser Sub, Purchaser LP, the Surviving Company, the Surviving Partnership or any other Person shall be liable to any former holder of Company Common Shares or LP Units for any part of the Merger Consideration or Partnership Merger Consideration, as applicable, delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by former holders of any such Company Common Shares or LP Units immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any federal, state or local government or any court, regulatory or administrative agency or commission, governmental arbitrator or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”), shall, to the extent permitted by applicable Law, become the property of the Surviving Company or the Surviving Partnership, as applicable, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

(g) Lost, Stolen or Destroyed Certificates. If any Common Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Common Share Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Company, the posting by such Person of a bond in customary amount and upon such customary terms as may be required by Parent or the Surviving Company as indemnity against any claim that may be made against it with respect to such Common Share Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Common Share Certificate an amount equal to (i) the number of Company Common Shares represented by such lost, stolen or destroyed Common Share Certificate, multiplied by (ii) the Merger Consideration.

(h) Withholding of Tax. Each of Parent, the Surviving Company, the Surviving Partnership and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration and the Partnership Merger Consideration otherwise payable pursuant to this Agreement to any holder of Company Common Shares or LP Units such amount as Parent, the Surviving Company, the Surviving Partnership or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Law related to Taxes. To the extent that amounts are so withheld by Parent, the Surviving Company, the Surviving Partnership or the Exchange Agent, such withheld amounts shall be (i) paid over to the applicable Governmental Entity in accordance with applicable Law and (ii) treated for all purposes of this Agreement as having been paid to the former holder of Company Common Shares or LP Units in respect of which such deduction and withholding was made.

Section 2.10 Adjustments to Prevent Dilution.

(a) If, at any time during the period between the date of this Agreement and the Merger Effective Time, there is a change in the number of Company Common Shares, or securities convertible or exchangeable into or exercisable for Company Common Shares, issued and outstanding prior to the Merger Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or stock distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Merger Consideration shall be equitably adjusted to reflect such change.

(b) If, at any time during the period between the date of this Agreement and the Partnership Merger Effective Time, there is a change in the number of LP Units, or securities convertible or exchangeable into or exercisable for LP Units, issued and outstanding prior to the Partnership Merger Effective Time as a result of a reclassification, unit split (including a reverse unit split), unit dividend or unit distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Merger Consideration shall be equitably adjusted to reflect such change.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE

OPERATING PARTNERSHIP

Except as set forth in (a) any Company SEC Document filed with the SEC after January 1, 2006 and prior to the date of this Agreement, or (b) the disclosure letter, dated as of the date hereof and delivered to Parent in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”), each of the Company and the Operating Partnership represents and warrants to the Purchaser Parties as follows:

Section 3.1 Organization and Good Standing.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate power and authority and all necessary government approvals or licenses to own, lease, operate its properties, and to carry on its business as now being conducted, except where the absence thereof, individually or in the aggregate, is not material. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction (to the extent such concepts exist in such jurisdictions) in which the nature of the business it is conducting, or the ownership, operation or leasing of its properties or the management of properties for others makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, is not material. The Company has heretofore made available to Parent complete and correct copies of the Company’s certificate of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”), in each case as currently in effect. No dissolution, revocation or forfeiture proceedings regarding the Company have been commenced.

(b) The Operating Partnership is a limited partnership duly formed, validly existing and in good standing under the Laws of the State of Delaware. The Operating Partnership has all requisite partnership power and authority and all necessary government approvals or licenses to own, lease, operate its properties, and to carry on its business as now being conducted, except where the absence thereof, individually or in the aggregate, is not material. The Operating Partnership is duly qualified or licensed to do business and is in good standing in each jurisdiction (to the extent such concepts exist in such jurisdictions) in which the nature of the business it is conducting, or the ownership, operation or leasing of its properties or the management of properties for others makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, is not material. The Company has heretofore made available to Parent complete and correct copies of the Operating Partnership’s certificate of limited partnership and limited partnership agreement, in each case as currently in effect. No dissolution, revocation or forfeiture proceedings regarding the Operating Partnership have been commenced.

Section 3.2 Subsidiaries.

(a) Each Company Subsidiary is duly organized or formed, validly existing and in good standing under the Laws of its jurisdiction of organization or formation (to the extent that such concept exists in such jurisdiction). Each Company Subsidiary has all requisite corporate, partnership, limited liability company or other organizational power and authority and all necessary government approvals or licenses to own, lease and operate its properties, and to carry on its business as now being conducted, except where the absence thereof, individually or in the aggregate, is not material. Each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction (to the extent that such concept exists in such jurisdiction) in which the nature of its business or the ownership, operation or leasing of its properties or the management of properties for others makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, is not material.

(b) Section 3.2(b) of the Company Disclosure Letter sets forth (i) all Company Subsidiaries and their respective jurisdictions of organization or formation; (ii) each holder of equity interests in each Company Subsidiary; (iii) the current unreturned capital contribution account balance (or account balance for any equity or other similar interests) of the

Company or any Company Subsidiary with respect to each Company Subsidiary that is not a wholly owned Subsidiary and for which the Company maintains records of unreturned capital contribution account balances (or account balances for any equity or other similar interests); and (iv) any commitments to make any future capital contributions by the Company or any Company Subsidiary to any Company Subsidiary that is not a wholly owned Subsidiary. All outstanding equity interests in each Company Subsidiary have been duly authorized and are validly issued, fully paid and (except for partnership interests) non-assessable, and are not subject to any preemptive rights and are owned directly or indirectly by the Company, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”), except as, individually or in the aggregate, are not material. There are no outstanding options, warrants or other rights to acquire ownership interests from any Company Subsidiary. The Company has heretofore made available to Parent complete and correct copies of each Company Subsidiary’s organizational documents and any amendments thereto, in each case as currently in effect. No dissolution, revocation or forfeiture proceedings regarding any of the Company Subsidiaries have been commenced.

Section 3.3 Capitalization.

(a) The Company. The authorized shares of capital stock of the Company consist of (i) 100,000,000 Company Common Shares, par value $0.01 per share, (ii) 50,000,000 shares of non-voting common stock and (iii) 20,000,000 Preferred Shares, par value $0.01 per share. As of February 6, 2007 (the “Capitalization Date”), there are issued and outstanding: (1) 56,885,231 Company Common Shares (which amount includes 110,660 of an aggregate of 298,755 restricted Company Common Shares granted under the Company Equity Plans), (2) no shares of non-voting common stock, (3) 4,300,000 shares of Series B cumulative redeemable preferred stock, par value $0.01 per share (“Series B Shares”), (4) 3,500,000 shares of Series C cumulative redeemable preferred stock, par value $0.01 per share (“Series C Shares”), (5) no shares of Series D cumulative redeemable preferred stock, par value $0.01 per share (“Series D Shares”), (6) 8,545,000 shares of Series E cumulative redeemable preferred stock, par value $0.01 per share (“Series E Shares”), (7) 316,250 shares of Series F convertible cumulative redeemable preferred stock, par value $0.01 per share (“Series F Shares”) and (8) 92,000 shares of Series G cumulative redeemable preferred stock, par value $0.01 per share (“Series G Shares”, and together with the Series B Shares, Series C Shares, Series D Shares, Series E Shares and Series F Shares, the “Preferred Shares”). As of the Capitalization Date, no other series of shares of beneficial interest of the Company are issued and outstanding. In addition, as of the Capitalization Date, there are outstanding Company Options to purchase an aggregate of 264,522 Company Common Shares, and Company Options to purchase not less than 89,792 Company Common Share are Out-of-the-Money Options. Since the Capitalization Date and prior to the date of this Agreement, no equity securities of the Company or of any Company Subsidiary have been issued, other than pursuant to conversions of Series F Shares or exercises of Company Options. Except as set forth in this Section 3.3, there are no issued and outstanding shares or other equity securities of the Company (or shares or other equity securities of the Company reserved for issuance), and there are no securities of the Company convertible into or exchangeable for stock or other equity securities of the Company or any Company Subsidiary, or other subscriptions, options, warrants, conversion rights, stock appreciation rights, “phantom” stock, stock units, calls, claims, rights of first refusal, rights (including preemptive rights), commitments, arrangements or agreements to which the Company or any Company Subsidiary is a party or by which it is bound in any case obligating the Company or any Company Subsidiary to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, stock or other equity securities of the Company or of any Company Subsidiary, or obligating the Company or any Company Subsidiary to grant, extend or enter into any such subscription, option, warrant, conversion right, stock appreciation right, call, right, commitment, arrangement or agreement. All outstanding shares of the Company are, and all shares reserved for issuance will be, upon issuance in accordance with the terms specified in the instruments or agreements pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of, any preemptive right, purchase option, call option, right of first refusal, subscription or any other similar right.

(b) Operating Partnership. As of the Capitalization Date, there are issued and outstanding (i) 650,664 units of general partner interest in the Operating Partnership (the “GP Units”), (ii) 64,415,687 LP Units and (iii) 16,928,250 preferred units of limited partnership interest in the Operating Partnership (the “Preferred Units”, and together with the LP Units and the GP Units, the “Partnership Units”). None of the Partnership Units are evidenced by certificates. All such partnership interests are duly authorized, validly issued and are not subject to preemptive rights and any capital contributions required to be made by the holders thereof have been made. The Company is the sole general partner of the Operating Partnership and holds all of the outstanding GP Units in the Operating Partnership. Section 3.3(b) of the Company Disclosure Letter sets forth the name of, and the number and class of GP Units, LP Units and Preferred Units held by, each partner in the Operating Partnership. Each LP Unit held by a limited partner of the Operating Partnership may, under the circumstances and subject to the conditions set forth in the Partnership Agreement, be redeemed for, as of the Capitalization Date, one Company Common Share.

(c) Miscellaneous. Except for this Agreement and the Partnership Agreement, there are not any (i) stockholder agreements, voting trusts, proxies or other agreements or understandings relating to the voting of any shares of the Company or partnership interests in the Operating Partnership or any ownership interests in any other Company Subsidiary to which the Company or any Company Subsidiary is a party or by which it is bound, (ii) agreements or understandings requiring or restricting the sale or transfer (including agreements imposing transfer restrictions) of any shares of the Company or the Operating Partnership to which the Company or any Company Subsidiary is a party or by which it is bound or (iii) restrictions on the Company’s ability to vote the equity interests of any of the Company Subsidiaries.

Section 3.4 Authority; No Violations.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, subject to receipt of the Company Stockholder Approval and the acceptance of the Company Certificate of Merger by the Delaware Secretary of State in connection with the consummation of the Merger. The Operating Partnership has all requisite partnership power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, subject to the acceptance of the Partnership Certificate of Merger by the Delaware Secretary of State. The Board of Directors

of the Company (the “Company Board of Directors”) and the Company, as general partner of the Operating Partnership, have duly and validly authorized and approved the execution, delivery and performance of this Agreement by the Company and the Operating Partnership, respectively, and the consummation of the transactions contemplated by this Agreement, including the Offer and the Mergers, and the Company Board of Directors has (i) determined that the Offer is fair and in the best interests of the holders of Company Common Shares and recommends that such holders accept the Offer and tender their shares into the Offer and (ii) declared advisable the Offer and the Merger and the other transactions contemplated by this Agreement and has directed that this Agreement and the transactions contemplated by this Agreement, including the Merger, be submitted for approval and adoption at a special meeting of the holders of Company Common Shares (the “Company Stockholder Meeting”). The Company, in its capacity as general partner of the Operating Partnership, has determined that the Partnership Merger and the transactions contemplated by this Agreement comply with the terms of the limited partnership agreement of the Operating Partnership and applicable Law, including the DRULPA. No other corporate proceedings on the part of the Company or the Operating Partnership are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than the receipt of the Company Stockholder Approval. No other approval of any equity holder or governing body of the Company or of the Operating Partnership is required to approve or adopt this Agreement or the transactions contemplated by this Agreement, including consummation of the Offer.

(b) This Agreement has been duly and validly executed and delivered by the Company and the Operating Partnership and, subject to receipt of the Company Stockholder Approval in connection with the consummation of the Merger and assuming due authorization, execution and delivery by each Purchaser Party, constitutes a legal, valid and binding obligation of the Company and the Operating Partnership, enforceable against the Company and the Operating Partnership in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c) Subject to receipt of the affirmative vote of a majority of the votes entitled to be cast by the holders of Company Common Shares at the Company Stockholder Meeting (the “Company Stockholder Approval”) with respect to consummation of the Merger, the execution and delivery of this Agreement by the Company and the Operating Partnership do not, and the consummation of the transactions contemplated hereby, including the Offer and the Mergers, and the performance by the Company and the Operating Partnership of their obligations hereunder will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation, or result in the triggering of any payments or the loss of a benefit under, or give rise to a right of purchase under, result in the creation of any Lien upon any of the properties or assets of the Company or any of the Company Subsidiaries under, require the consent or approval of any third party or otherwise result in a detriment or default to the Company or any of the Company Subsidiaries under, any provision of (i) the Company Charter or the Company Bylaws or any provision of the comparable charter or organizational documents of any of the Company Subsidiaries, (ii) any loan or credit agreement or note, or any bond, mortgage, indenture, lease, contract or other agreement, instrument, permit, concession, franchise or license applicable to the Company or any of the Company Subsidiaries, or to which their respective properties or assets are bound or any guarantee by the Company or any of the Company Subsidiaries of any of the foregoing, (iii) any joint venture or other ownership arrangement or (iv) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section 3.5 are duly and timely obtained or made and, in connection with consummation of the Merger, the Company Stockholder Approval has been obtained, any Law or Order applicable to or binding upon the Company or any of the Company Subsidiaries, or any of their respective properties or assets, other than, in the case of clauses (ii), (iii) and (iv), any such conflicts, violations, defaults, rights, Liens or detriments that, individually or in the aggregate, (A) would not prevent or materially delay consummation of the Merger or the other transactions contemplated by this Agreement or (B) are not material.

Section 3.5 Governmental Approvals and Notices. No consent, approval, order or authorization of, or registration, declaration or filing with, notice to or permit from, any Governmental Entity, is required by or on behalf of the Company or any of the Company Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the Operating Partnership, the consummation by the Company or the Operating Partnership of the transactions contemplated hereby and the performance of their respective obligations hereunder, or for the consummation of the Offer except for: (a) the filing with the SEC of (i) (A) the Schedule 14D-9 and a proxy or information statement in preliminary and definitive form relating to the Company Stockholder Meeting to be held in connection with the Merger or (B) other documents otherwise required in connection with the transactions contemplated hereby and (ii) such reports under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the transactions contemplated hereby; (b) the filing of the Company Certificate of Merger with, and the acceptance for record of the Company Certificate of Merger by, the Delaware Secretary of State; (c) the filing of the Partnership Certificate of Merger with, and the acceptance for record of the Partnership Certificate of Merger by, the Delaware Secretary of State; (d) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws; (e) such filings as may be required in connection with state or local transfer and gains taxes; (f) any filings or notices required under the rules and regulations of the NYSE; (g) compliance with any applicable requirements of laws, rules and regulations in other foreign jurisdictions governing antitrust or merger control matters; (h) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (i) any such other consent, approval, order, authorization, registration, declaration, notice, filing or permit where the failure to obtain or make the same, individually or in the aggregate, (A) would not prevent or materially delay consummation of the Merger or other transactions contemplated by this Agreement or (B) is not material.

Section 3.6 Company SEC Documents; Financial Statements.

(a) The Company has made available to Parent (by public filing with the SEC or otherwise) each report, schedule, registration statement, other statement (including proxy statements) and information filed by the Company with the SEC since January 1, 2004 (including the 2005 10-K, the September 30 10-Q and the 2006 10-K, only to the extent that they are filed with the SEC, the “Company SEC Documents”).

(b) Except for the Restatement and Related Matters, the Company SEC Documents, as finally amended and publicly available and except to the extent that statements in the Company SEC Documents have been modified or superseded by later Company SEC Documents filed and publicly available prior to the date hereof, (i) complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, in each case as in effect at the time of its filing and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) For purposes of this Agreement, the “Company Balance Sheet” means the unaudited consolidated balance sheet (or, from and after the date such consolidated balance sheet is audited, the audited consolidated balance sheet) of the Company as of December 31, 2005, and the “Balance Sheet Date” means December 31, 2005. Each of the audited consolidated balance sheets and audited consolidated income statements and statements of cash flows as of and for the years ended December 31, 2005, December 31, 2004 and December 31, 2003 (including, in each case, any related notes thereto) which will have been included in the 2005 10-K, and which will have been filed with the SEC prior to the Closing Date, will fairly present in all material respects, in conformity with the rules and regulations of the SEC and GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company as of the dates thereof and the consolidated results of operations and cash flows for the years then ended (subject to any adjustments described therein). To the Knowledge of the Company, after due inquiry of the Company’s independent auditors, the 2005 10-K will not include any qualifications made by such auditor, other than a qualification due principally to the maturity date of the Credit Agreement or the Goldman Sachs Loan.

(d) Upon the filing of the 2006 10-K and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, in each case with the SEC, the Company will be in compliance in all material respects with (i) the applicable provisions of the Exchange Act and the Sarbanes Oxley Act of 2002 (the “Sarbanes Oxley Act”), other than Section 404 of the Sarbanes Oxley Act, and the respective rules and regulations promulgated thereunder and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. To the Knowledge of the Company, after due inquiry of the Company’s independent auditors, the 2006 10-K will not include any qualifications made by such auditor, other than a qualification due principally to the maturity date of the Credit Agreement or the Goldman Sachs Loan.

(e) Each of the unaudited consolidated financial statements (including, in each case, any related notes thereto) which will have been included in the September 30 10-Q, and which will have been filed with the SEC prior to the Closing Date, will fairly present in all material respects, in conformity with the rules and regulations of the SEC and GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company as of the dates thereof and the consolidated results of operations and cash flows for the nine-month periods then ended (subject to any adjustments described therein).

(f) Each of the audited consolidated balance sheets and audited consolidated income statements and statements of cash flows as of and for the years ended December 31,

2006, December 31, 2005 and December 31, 2004 (including, in each case, any related notes thereto) which will have been included in the 2006 10-K will fairly present in all material respects, in conformity with the rules and regulations of the SEC and GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company as of the dates thereof and the consolidated results of operations and cash flows for the years then ended (subject to any adjustments described therein).

(g) Section 3.6(g) of the Company Disclosure Letter sets forth, as of September 30, 2006, (i) the aggregate liability of the Company, the Operating Partnership and the other Company Subsidiaries under the operating leases, letters of credit, construction contracts, lease agreements, loan guarantees and employment contracts of the Company, the Operating Partnership or any of the other Company Subsidiaries that constitute material commitments, contingent contractual liabilities or off-balance sheet contractual items (the “September 30 Contractual Commitments Schedule”) and (ii) the aggregate consolidated working capital of the Company (the “September 30 Working Capital Schedule”).

(h) Section 3.6(h) of the Company Disclosure Letter sets forth the material joint ventures of the Operating Partnership and its Subsidiaries (the “Joint Ventures”).

(i) Section 3.6(i) of the Company Disclosure Letter sets forth, as of September 30, 2006, the aggregate unconsolidated debt of the Company and the Company Subsidiaries (the “September 30 Unconsolidated Debt Schedule”).

Section 3.7 Absence of Certain Changes. Since the Balance Sheet Date through the date of this Agreement, the Company and the Company Subsidiaries have conducted their business only in the ordinary course consistent with past practice and there has not been: (a) a Company Material Adverse Effect; (b) any declaration, setting aside for payment or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company Common Shares or any LP Units; (c) any amendment of any material term of any outstanding security of the Company or any Company Subsidiary; (d) any repurchase, redemption or other acquisition by the Company or any Company Subsidiary of any outstanding shares, stock or other securities of, or other ownership interests in, the Company or any Company Subsidiary, other than pursuant to or in connection with any Company Employee Benefit Plan; or (e) any incurrence, assumption or guarantee by the Company or any Company Subsidiary of any indebtedness (other than trade payables in the ordinary course of business) in excess of $10 million.

Section 3.8 No Undisclosed Material Liabilities. There are no Liabilities of the Company or any of the Company Subsidiaries, whether accrued, contingent, absolute or determined, other than: (a) Liabilities reflected or provided for in the Company Balance Sheet or in the notes thereto, (b) Liabilities incurred in the ordinary course of business since the Balance Sheet Date, (c) Liabilities arising, or permitted to be incurred, under this Agreement (including Section 5.1), (d) Liabilities reflected on the September 30 Contractual Commitments Schedule, the September 30 Working Capital Schedule or the September 30 Unconsolidated Debt Schedule, and (e) such other Liabilities not required by GAAP to be reflected on the Company’s financial statements as, individually or in the aggregate, do not constitute and would not reasonably be expected to constitute a Company Material Adverse Effect.

Section 3.9 Compliance with Applicable Laws.

(a) The Company and the Company Subsidiaries hold all permits, licenses, certificates, registrations, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary or required by any applicable Law or Order for the lawful conduct of their respective businesses (the “Company Permits”), except where the failure to so hold, individually or in the aggregate, does not constitute and would not reasonably be expected to constitute a Company Material Adverse Effect. The Company and the Company Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply, individually or in the aggregate, is not material.

(b) Other than the Restatement and Related Matters, since January 1, 2004, the Company and the Company Subsidiaries have conducted their respective businesses in compliance with applicable Law, except for any violations that, individually or in the aggregate, are not material.

(c) Other than the Restatement and Related Matters, no investigation or review by any Governmental Entity with respect to the Company or any Company Subsidiary is pending or, to the Knowledge of the Company, is threatened, other than those the outcome of which, individually or in the aggregate, would not reasonably be expected to be material.

Section 3.10 Litigation. Other than the Restatement and Related Matters, there is no litigation, arbitration, claim, investigation, suit, action or proceeding pending or, to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiary or any of their respective property or assets that, individually or in the aggregate, is material, nor is there any such litigation, arbitration, claim, investigation, suit, action or proceeding or any Order outstanding against the Company or any Company Subsidiary or any of their respective properties or assets which in any manner challenges or seeks to prevent or enjoin, alter or materially delay the Merger, the Partnership Merger or the other transactions contemplated by this Agreement.

Section 3.11 Taxes. Except as would not, individually or in the aggregate, be material:

(a) Each of the Company and the Company Subsidiaries (i) has timely filed (or had filed on its behalf) all material Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Governmental Entity) and (ii) has paid (or had paid on its behalf) or will timely pay all material Taxes (whether or not shown on such Tax Returns) that are required to be paid by it (other than those that are being contested in good faith through appropriate proceedings or for which appropriate reserves have been established in accordance with GAAP). To the Knowledge of the Company, such Tax Returns are true, correct and complete in all material respects. The Company Balance Sheet reflects an adequate reserve (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) for all Taxes payable by the Company and the Company Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and Taxes payable by the Company and Company Subsidiaries on the Closing Date will not exceed such reserve as adjusted through the Closing Date in accordance with the past custom and practice of the Company and the Company Subsidiaries in filing their Tax Returns. True and materially complete copies of all federal Tax Returns that have been filed with the Internal Revenue Service (the “IRS”) by each of the Company and the Operating Partnership with respect to the taxable years commencing on or after January 1, 2003 have been provided or made available to representatives of Parent. Neither the Company nor any of the Company Subsidiaries has executed or filed with the IRS or any other taxing authority any agreement, waiver or other document or arrangement extending the period for assessment or collection of material Taxes (including any applicable statute of limitation), which waiver or extension is currently in effect, and, to the Knowledge of the Company, no power of attorney with respect to any Tax matter is currently in force with respect to the Company or any of the Company Subsidiaries.

(b) The Company, (i) for all taxable years commencing with the Company’s taxable year ending December 31, 1997 through December 31, 2006, has been subject to taxation as a REIT and has been organized and operated in conformity with the requirements for qualification and taxation as a REIT for such years, (ii) has operated since December 31, 2006 to the date hereof in a manner that will permit it to qualify as a REIT for the taxable year that includes the date hereof, and (iii) intends to continue to operate in such a manner as to permit it to continue to qualify as a REIT for the taxable year of the Company that will end with the Merger. To the Knowledge of the Company, no challenge to the Company’s status as a REIT is pending or has been threatened in writing. No Company Subsidiary, excluding any Company Subsidiary in which the Company holds 10% or less by both vote and value, within the meaning of Code Section 856(c)(4)(B)(iii), is a corporation for U.S. federal income tax purposes, other than a corporation that qualifies as a “qualified REIT subsidiary,” within the meaning of Section 856(i)(2) of the Code, or as a “taxable REIT subsidiary,” within the meaning of Section 856(1) of the Code.

(c) Each Company Subsidiary that is a partnership, joint venture, or limited liability company and which has not elected to be a “taxable REIT subsidiary” within the meaning of Code Section 856(1)(i) has been since its formation treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation and (ii) has not since the later of its formation or the acquisition by the Company of a direct or indirect interest therein owned any assets (including securities) that have caused the Company to violate Section 856(c)(4) of the Code or would cause the Company to violate Section 856(c)(4) of the Code on the last day of any calendar quarter after the date hereof.

(d) Neither the Company nor any Company Subsidiary holds any asset the disposition of which would be subject to rules similar to Section 1374 of the Code.

(e) Since January 1, 2003, (i) the Company and the Company Subsidiaries have not incurred any liability for material Taxes under Sections 857(b), 860(c) or 4981 of the Code which have not been previously paid and (ii) neither the Company nor any Company Subsidiary has incurred any material liability for Taxes that have become due and that have not been previously paid other than in the ordinary course of business. To the Knowledge of the Company, neither the Company nor any Company Subsidiary (other than a “taxable REIT subsidiary” or any subsidiary of a “taxable REIT subsidiary”) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. To the Knowledge of the Company, neither the Company nor any Company Subsidiary has engaged in any transaction that would give rise to “redetermined rents, redetermined deductions and excess interest” described in Section 857(b)(7) of the Code. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed on the Company or any Company Subsidiary.

(f) All material deficiencies asserted or material assessments made with respect to the Company or any Company Subsidiary and that have been set forth in writing to the Company or any such Company Subsidiary as a result of any examinations by the IRS or any other taxing authority of the Tax Returns of or covering or including the Company or any Company Subsidiary have been fully paid, and, to the Knowledge of the Company, there are no other material audits, examinations or other proceedings relating to any material Taxes of the Company or any Company Subsidiary by any taxing authority in progress. Neither the Company nor any Company Subsidiary has received any written notice from any taxing authority that it intends to conduct such an audit, examination or other proceeding in respect of a material amount of Taxes or make any material assessment for Taxes. Neither the Company nor any Company Subsidiary is a party to any litigation or pending litigation or administrative proceeding relating to a material amount of Taxes (other than litigation dealing with appeals of property tax valuations).

(g) The Company and the Company Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, and 3402 of the Code or similar provisions under any foreign laws) and have duly and timely withheld and have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h) To the Knowledge of the Company no material claim has been made in writing by a taxing authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or any such Company Subsidiary is or may be subject to taxation by that jurisdiction.

(i) Neither the Company nor any Company Subsidiary has requested any extension of time within which to file any material Tax Return, which material Tax Return has not yet been filed.

(j) Neither the Company nor any Company Subsidiary is a party to any Tax sharing or similar agreement or arrangement other than any agreement or arrangement solely between the Company and any Company Subsidiary, pursuant to which it will have any obligation to make any payments after the Closing.

(k) Neither the Company nor any Company Subsidiary has requested a private letter ruling from the IRS or comparable rulings from other taxing authorities.

(l) Neither the Company nor any Company Subsidiary (A) is or has ever been a member of an affiliated group (other than a group the common parent of which is the Company or a directly or indirectly wholly owned Company Subsidiary) filing a consolidated federal income tax return and (B) has any liability for the Taxes of another person other than the Company and the Company Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor or by contract.

(m) Other than Liens for Taxes not yet delinquent and Liens for Taxes being contested in good faith and for which there are adequate reserves on the financial statements of the Company (if such reserves are required pursuant to GAAP), there are no Liens for a material amount of Taxes (other than Taxes not yet due and payable for which adequate reserves have been made in accordance with GAAP) upon any of the assets of the Company or any Company Subsidiary.

(n) There are no Tax Protection Agreements currently in force and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of the Company threatened to raise, a material claim against the Company, the Operating Partnership or any Company Subsidiary for any breach of any Tax Protection Agreement.

(o) To the Knowledge of the Company, neither the Company nor any of the Company Subsidiaries is a party to any understanding or arrangement described in Section 6662(d)(2)(c)(ii) of the Code or Treasury Regulations Section 1.6011-4(b) or is a material advisor as defined in Section 6111(b) of the Code.

(p) Neither the Company nor any of the Company Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law).

(q) The Ownership Limit (as defined in the Company Charter) is 9.225 percent.

Section 3.12 Pension and Benefit Plans; ERISA.

(a) Section 3.12(a) of the Company Disclosure Letter lists each material “employee welfare plan” and “employee pension benefit plan” (as those terms are respectively defined in Sections 3(1) and 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), other than a “multiemployer plan” (as defined in Section 3(37) of ERISA), and each material retirement or deferred compensation plan, incentive compensation plan, stock plan, profit-sharing, unemployment compensation plan, vacation pay, severance pay, post-employment, supplemental employment or unemployment benefit plan or arrangement, bonus or benefit arrangement, insurance (including any self-insurance) or hospitalization program or any other fringe or other benefit or compensation plan, program or arrangement for any current or former employee, trustee, director, consultant or agent, whether pursuant to contract, arrangement, custom or informal understanding, or any other “employee benefit plan” (as defined in Section 3(3) of ERISA), and each material employment, severance, termination, consultancy or other similar agreement, in each case that the Company or any Company Subsidiary sponsors, participates in or contributes to for the benefit of employees or former employees of the Company and/or the Company Subsidiaries (each, a “Company Employee Benefit Plan”).

(b) A true and correct copy of each written Company Employee Benefit Plan, and a true and correct summary of any material unwritten Company Employee Benefit Plan, has been made available to Parent. A true and correct copy of the most recent annual report (Form 5500 Series), actuarial report, annual financial report, summary plan description and IRS determination letter with respect to each Company Employee Benefit Plan, in each case to the extent applicable, has been supplied or made available to Parent.

(c) Except as would not, individually or in the aggregate, be material:

(i) All Company Employee Benefit Plans comply and have been administered in compliance in all material respects with all applicable requirements of Law, and no event has occurred that would reasonably be expected to cause any such Company Employee Benefit Plan to fail to comply with such requirements and no notice has been issued by any Governmental Entity questioning or challenging such compliance.

(ii)(A) All Company Employee Benefit Plans which are employee pension benefit plans comply in all material respects with all applicable requirements of Sections 401(a) and 501(a) of the Code; (B) each Company Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending an application for such determination from the IRS with respect to those provisions for which the remedial amendment period under Section 401(b) of the Code has not expired, and the Company is not aware of any reason why any such determination letter should be revoked; (C) there have been no amendments to such plans that are not the subject of a favorable determination letter issued with respect thereto by the IRS (other than an amendment for which the remedial amendment period under Section 401(b) of the Code has not expired); and (D) no event has occurred that would reasonably be expected to give rise to disqualification of any such plan under such sections.

(iii) There are no actions, suits, claims, audits or investigations (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened involving any Company Employee Benefit Plan or the assets thereof and, to the Knowledge of the Company, no facts exist that would reasonably be expected to give rise to any such actions, suits, claims, audits or investigations (other than routine claims for benefits).

(iv) Neither the Company, any Company Subsidiary nor any of their respective ERISA Affiliates sponsors, maintains, contributes to or is required to contribute to, or has in the past six years sponsored, maintained, contributed to or was required to contribute to, any employee benefit plan subject to Section 412 of the Code or Title IV of ERISA.

(v) Neither the Company nor any Company Subsidiary has any liability or contingent liability for providing, under any Company Employee Benefit Plan or otherwise, any post-retirement medical or life insurance benefits, other than statutory liability for providing group health plan continuation coverage under Part 6 of Title I of ERISA and Section 4980B of the Code.

(vi) The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any current or former employee or director of the Company or the Company Subsidiaries to any payment, bonus, retirement, severance, job security or similar benefit or enhance any such benefit, or accelerate the time of payment, vesting or exercisability or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other obligation pursuant to, any Company Employee Benefit Plan, and no amount or benefit to be paid or provided in connection with the consummation of such transactions will constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

(d) Neither the Company, any Company Subsidiary nor any of their respective ERISA Affiliates, contributes to, has contributed to, or has any liability or contingent liability with respect to a “multiemployer plan” (as defined in Section 3(37) of ERISA), any “welfare benefit fund” (within the meaning of Section 419(e) of the Code) or any “multiple employer plan” (within the meaning of Section 413(c) of the Code).

(e) The exercise price of any stock option or stock appreciation right issued under any Company Employee Benefit Plan was not less than the fair market value of the stock underlying such stock option or stock appreciation right on the date of its grant.

(f) The parties acknowledge that certain payments have been made or are to be made and certain benefits have been granted or are to be granted according to employment compensation, severance and other Company Employee Benefit Plans (collectively, the “Arrangements”) to certain holders of Company Common Shares and other securities of Company (the “Covered Securityholders”). The Company represents and warrants that all such amounts payable under the Arrangements (i) are being paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from performing, by the Covered Securityholders (and matters incidental thereto) and (ii) are not calculated based on the number of shares tendered or to be tendered into the Offer by the applicable Covered Securityholder. The Company also represents and warrants that (i) the adoption, approval, amendment or modification of each Arrangement since the discussions relating to the transactions contemplated hereby between the Company and Parent began has been approved as an employment compensation, severance or other employee benefit arrangement solely by independent directors of the Company in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto and (ii) the “safe harbor” provided pursuant to Rule 14d-10(d)(2) is otherwise applicable thereto as a result of the taking prior to the execution of this Agreement of all necessary actions by the Company Board of Directors, the Executive Compensation Committee thereof or its independent directors. A true and complete copy of any resolutions of any committee of the Company Board of Directors reflecting any approvals and actions referred to in the preceding sentence and taken prior to the date hereof has been provided to Parent prior to the execution of this Agreement.

Section 3.13 Labor and Employment Matters.

(a) Neither the Company nor any of the Company Subsidiaries is a party to any collective bargaining agreement or other labor agreement with any labor union or labor organization. To the Knowledge of the Company, there are no representation or certification proceedings or petitions seeking current union representation of employees of the Company or any of the Company Subsidiaries, nor is there any activity by any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.

(b) There is no complaint, lawsuit or proceeding in any forum by or on behalf of any present or former employee, any applicant for employment or any classes of the foregoing, alleging breach of any express or implied contract of employment, any Law or regulation governing employment or the termination thereof, or other discriminatory, wrongful or tortious conduct in connection with the employment relationship pending, or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries, except which, individually or in the aggregate, are not material. The Company and the Company Subsidiaries are in compliance with all applicable Laws relating to the employment of their employees, including those relating to wages, hours, collective bargaining, unemployment compensation, worker’s compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification and the payment and withholding of Taxes, except for any failure to comply with such Laws that would not, individually or in the aggregate, be material.

(c) There is no strike, slowdown or work stoppage or lockout with respect to the employees of the Company or the Company Subsidiaries pending, or, to the Knowledge of the Company, threatened, against the Company or any of the Company Subsidiaries, except as would not, individually or in the aggregate, be material.

(d) Except as would not, individually or in the aggregate, be material, there is no proceeding, claim, suit or action pending or, to the Knowledge of the Company, threatened in writing, with respect to which any current or former trustee, director, officer, employee or agent of the Company or any of the Company Subsidiaries has a valid claim to indemnification from the Company or any of the Company Subsidiaries.

Section 3.14 Intangible Property.

(a) Except as, individually or in the aggregate, is not material, to the Knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe any Third-Party Intellectual Property Rights. There are no claims pending or threatened in writing against the Company or any Company Subsidiary (i) to the effect that the manufacture, sale, licensing or use of any product as now used, sold or licensed or proposed for use, sale or license by the Company or any Company Subsidiary, infringes on any copyright, patent, trademark, trade name, service mark or trade secret of any third party, (ii) against the use by the Company or any Company Subsidiary of any copyrights, patents, trademarks, trade names, service marks, trade secrets, technology, know-how or computer software programs and applications used in the business of the Company or any Company Subsidiary as currently conducted, (iii) challenging the ownership, validity or effectiveness of any of the Company Intellectual Property Rights or (iv) challenging the license or legally enforceable right to use of the Third-Party Intellectual Property Rights by the Company or any Company Subsidiary. Except as, individually or in the aggregate, is not material, the Company and each Company Subsidiary owns, or is licensed to use (in each case free and clear of any Liens), all Intellectual Property currently used in the continued operation of its business as presently conducted.

(b) As used in this Agreement, the term (i) “Intellectual Property” means all patents, trademarks, trade names, service marks, copyrights and any applications or registrations therefor, technology, know-how, computer software programs or applications, and other proprietary information or materials, (ii) “Third-Party Intellectual Property Rights” means any rights to Intellectual Property owned by any third party and (iii) “Company Intellectual Property Rights” means the Intellectual Property owned or used by the Company or any Company Subsidiary.

Section 3.15 Environmental Matters.

(a) Neither the Company nor any Company Subsidiary is in violation of any applicable Law or Order relating to pollution or protection of public health and safety, the environment (including indoor or ambient air, surface water, groundwater, land surface or subsurface) or natural resources, including laws and regulations relating to the release or threatened release of any pollutant, contaminant, waste or toxic substance, including asbestos or any substance containing asbestos, polychlorinated biphenyls, petroleum or petroleum products (including crude oil and any fraction thereof), radon, mold, fungus and other hazardous biological materials (collectively, “Hazardous Materials”) or to the manufacture, management, possession, presence, generation, processing, distribution, use, treatment, storage, disposal, transportation, abatement, removal, remediation or handling of, or exposure to, Hazardous Materials (collectively, “Environmental Laws”), except for any violations that, individually or in the aggregate, are not material.

(b) The Company and the Company Subsidiaries (i) hold all material permits, approvals, identification numbers, licenses and other authorizations required under any Environmental Law to own or operate their assets as currently owned and operated (“Environmental Permits”) and (ii) are in material compliance with all, and have not materially violated any of, their respective Environmental Permits.

(c) Neither the Company nor any Company Subsidiary has released, and to the Knowledge of the Company, no other person has released, Hazardous Materials on any real property owned, leased or operated by the Company or the Company Subsidiaries, and, to the Knowledge of the Company, no Hazardous Materials or other conditions are present on any real property currently owned, leased or operated by the Company, the Operating Partnership or the other Company Subsidiaries or at any other location, in any such case, that would reasonably be expected to result in material liability of or materially adversely affect the Company or any Company Subsidiary under or in connection with any Environmental Law.

(d) In the last three (3) years, neither the Company nor any Company Subsidiary has received any written notice of, and there are no pending or, to the Knowledge of the Company, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to Hazardous Materials or any Environmental Law against or affecting the Company or any of the Company Subsidiaries or any of the Company Properties. Neither the Company nor any Company Subsidiary (i) has entered into or agreed to any consent decree or order or is a party to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or clean up of Hazardous Materials and, to the Knowledge of the Company, no investigation, litigation or other proceeding is pending or threatened with respect thereto against or affecting the Company or any of the Company Subsidiaries or any of the Company Properties, in any such case, that would reasonably be expected to result in material liability of or materially adversely affect the Company or any Company Subsidiary, or (ii) has assumed, by contract or operation of law, any liability under any Environmental Law or relating to any Hazardous Materials, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials against or affecting the Company or any of the Company Subsidiaries or any of the Company Properties, except as would not, individually or in the aggregate, be material.

(e) No transaction contemplated by this Agreement will trigger any requirement under any Environmental Property Transfer Act.

Section 3.16 Real Property.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth a correct list of each plot, piece or parcel of real property owned or leased (as lessee) by the Operating Partnership or a Company Subsidiary, in each case having a fair market value in excess of $10,000,000 (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as “Company Property” and collectively referred to herein as the “Company Properties”).

(b) The Operating Partnership or a Company Subsidiary owns fee simple title or leasehold title (as applicable) to each of the Company Properties, in each case, free and clear of Liens, mortgages or deeds of trust, claims against title, charges that are Liens or other encumbrances on title, rights of way, restrictive covenants, declarations or reservations of an interest in title (collectively, “Encumbrances”), except for the following (collectively, the “Permitted Title Exceptions”): (i) Encumbrances relating to debt obligations reflected in the Company’s financial statements and the notes thereto (including with respect to debt obligations which are not consolidated), (ii) Encumbrances that result from any statutory or other Liens for Taxes or assessments that are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings; (iii) any Material Contracts (only to the extent that the same encumbers or affects title to real property), or leases to third parties for the occupation of portions of the Company Properties by such third parties in the ordinary course of the business of the Company or the Operating Partnership, (iv) Encumbrances imposed or promulgated by Law or any Governmental Entity, including zoning regulations, (v) Encumbrances disclosed on existing title policies and current title insurance commitments or surveys made available to the Purchaser Parties, (vi) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s liens and other similar liens imposed by Law and incurred in the ordinary course of business and (vii) any other Encumbrances, limitations or title defects of any kind, if any, that, individually or in the aggregate, would not be material.

(c) The Company and the Operating Partnership have made available or will make available to the Purchaser Parties those policies of title insurance and current title insurance commitments relating to the Company Properties and that are set forth in Section 3.16(c) of the Company Disclosure Letter, and to the Company’s and the Operating Partnership’s Knowledge, no material claim has been made under any such policy.

(d) Section 3.16(d) of the Company Disclosure Letter lists as of the date hereof each material ground lease to which Company or any Company Subsidiary is party, as lessee or lessor, and each material reciprocal easement agreement, operating agreement or similar agreement affecting the ownership, use or occupancy of any Company Property (each, an “REA”). Each such ground lease and REA is in full force and effect and is valid, binding and enforceable in accordance with its terms against the Company or a Company Subsidiary, as applicable, and, to the Knowledge of the Company, against the other parties thereto. Neither the Company nor any Company Subsidiary, on the one hand, nor, to the Knowledge of Company, any other party, on the other hand, is in material default under any such ground lease or REA. All payments due under such ground leases or REAs have been made, and no additional payments for any past period are due and payable. No purchase option has been exercised under any such ground lease or REA, except purchase options whose exercise has been evidenced by a written document as described in Section 3.16(d) of the Company Disclosure Letter. The Company and the Operating Partnership have made available to the Purchaser Parties a correct and complete copy of each such ground lease and REA and all amendments, modifications, supplements, renewals, extensions and guarantees related thereto as of the date hereof. Each such ground lease and REA (together with all such documents made available to the Purchaser Parties) constitutes the entire agreement with the other parties thereto such that there are no understandings, representations, warranties or promises not set forth in full therein.

(e) Neither Company nor any Company Subsidiary is a party to any agreement relating to the management of any of the Company Properties by a party other than Company or any wholly owned Company Subsidiaries.

(f) The Company and Operating Partnership have made available to the Purchaser Parties a correct and complete copy of each Material Lease and all amendments thereto. Each Material Lease is in full force and effect and is valid, binding and enforceable in accordance with its terms, except as would not constitute, individually or in the aggregate, a Company Material Adverse Effect. Except only as set forth in Section 3.16(f) of the Company Disclosure Letter, (i) no tenant is in arrears in the payment of rent, additional rent or any other material charges due under any Material Lease, or, to the Knowledge of Company or any Company Subsidiary, is materially in default in the performance of any other obligations under the applicable Material Lease; (ii) there are no rent concessions (whether in form of cash contributions, work agreements, assumption of an existing tenant’s other obligations, or otherwise) or extensions of time whatsoever not reflected in the Material Leases; (iii) no tenant has an option to terminate its respective Material Lease except as provided in the Material Leases; (iv) to the Knowledge of Company, no bankruptcy or insolvency proceedings has been commenced (and is continuing) by or against any tenant under any Material Lease; and (v) to the Knowledge of the Company, no tenant has any currently exercisable right to terminate any Material Lease as a result of sales or revenues generated by such tenant at the related leased premises failing to exceed specified threshold amounts specified in such Material Lease or any other agreement or document. “Material Lease” means for any Company Property any lease, and all amendments thereto, (A) to an “anchor tenant” occupying at least 200,000 square feet with respect to such Company Property or (B) that is one of the five largest leases with respect to such Company Property in terms of gross annual minimum rent. Section 3.16(f) of the Company Disclosure Letter sets forth each written offer or proposal which, if accepted by the Company or the relevant Company Subsidiary, would be a Material Lease.

Section 3.17 Insurance. Section 3.17 of the Company Disclosure Letter sets forth a list that is correct and complete in all material respects of the insurance policies held by or for the benefit of the Company or any Company Subsidiary. The Company and all Company Subsidiaries maintain insurance coverage with insurers, or maintain self-insurance practices, in such amounts and covering such risks which in its good-faith judgment are reasonable for the business of the Company and the Company Subsidiaries (taking into account the cost and availability of such insurance). There is no claim by the Company or any Company Subsidiary pending under any such policies which (i) has been denied or disputed by the insurer and (ii) would constitute, individually or in the aggregate, a Company Material Adverse Effect. All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, and no written notice of cancellation or termination has been received by the Company or the Operating Partnership with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 3.18 Material Contracts. Section 3.18 of the Company Disclosure Letter sets forth a list that is correct and complete in all material respects of each contract, arrangement, commitment or understanding (whether written or oral) to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound and (a) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Company SEC Documents, (b) that materially restricts or purports to materially restrict the conduct of any material line of business by the Company or any of its Subsidiaries or, upon consummation of the transactions contemplated by this Agreement, will materially restrict the conduct of any material line of business by Parent, the Company or any of their respective Subsidiaries or SPG, Farallon or any of their respective Affiliates or the ability of Parent, the Company or any of their respective Subsidiaries or SPG, Farallon or any of their respective Affiliates to engage in any line of business or (c) that, upon consummation of the transactions contemplated by this Agreement, including the Offer and the Mergers, will subject any of the Company or any of its Affiliates to any material exclusivity arrangements with or to a labor union or guild (including any collective bargaining agreement). Each contract, arrangement, commitment or understanding of the type described in this Section 3.18, together with any TIF-related agreements and material license or contract relating to the Company Intellectual Property, whether or not set forth in the Company Disclosure Letter and including all contracts, arrangements, commitments or understandings filed or incorporated by reference in the Company SEC Documents, is referred to in this Agreement as a “Material Contract.” Each Material Contract is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Company or any of its Subsidiaries, as applicable, and, to the Knowledge of the Company, with respect to the other parties thereto. Except as, individually or in the aggregate, is not material, (i) neither the Company nor any Company Subsidiary is and, to the Company’s Knowledge, no other party is, in material breach or violation of, or material default under, any Material Contract, (ii) none of the Company nor any Company Subsidiary has received notice of any material violation or breach of, or material default under, any such

Material Contract by any of the other parties thereto and (iii) no event has occurred which would result in a material breach or violation of, or material default under, any Material Contract (in each case with or without notice or lapse of time or both).

Section 3.19 Opinion of Financial Advisor. The Company Board of Directors has received the opinion of J.P. Morgan Securities Inc. to the effect that, as of the date of this Agreement, the Merger Consideration to be paid to the holders of Company Common Shares in the Merger is fair, from a financial point of view, to such holders. The Company shall make any such opinion received by it available to Parent promptly following execution of this Agreement.

Section 3.20 Brokers. Except for Goldman, Sachs & Co and J.P. Morgan Securities Inc. (“Company Financial Advisors”), whose fees will be paid by the Company, there is no broker, investment banker, finder, intermediary or other Person that is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or the Operating Partnership. The Company has made available to Parent a correct and complete copy of all agreements between the Company or the Operating Partnership, on the one hand, and either of the Company Financial Advisors on the other hand, under which any Company Financial Advisor would be entitled to any payment in connection with the Merger or the transactions contemplated by this Agreement.

Section 3.21 Inapplicability of Takeover Statutes and Certain Charter and Bylaw Provisions. The Company has “opted out” of Section 203 of the DGCL (the “Takeover Statute”) with the effect that, among other things, the Takeover Statute is inapplicable to the acquisition of beneficial ownership of Company Common Shares by Parent and its direct and indirect owners and any of their respective Affiliates in connection with the formation of Parent and the consummation of the Offer, the Mergers or any other transaction contemplated by this Agreement, any option granted to Parent or its Affiliates by the Company or any other Person or the exercise thereof, or any other acquisition of shares following consummation of the Offer. No other “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Laws apply to the acquisition of beneficial ownership of Company Common Shares by Parent and its direct and indirect owners and their respective Affiliates in connection with the formation of Parent and the consummation of the Offer, the Mergers or any other transaction contemplated by this Agreement, any option granted to Parent or its Affiliates by the Company or the exercise thereof, or any other acquisition of shares following consummation of the Offer. The Company and the Company Board of Directors have taken all appropriate and necessary actions to cause the acquisition of beneficial ownership by Parent and its Affiliates in connection with the formation of Parent and the consummation of the Offer, the Mergers or any other transaction contemplated by this Agreement, any option granted to Parent or its Affiliates by the Company or the exercise thereof, or any other acquisition of shares following consummation of the Offer to comply with or be exempted from any provision contained in the Company Charter, Company Bylaws or in the comparable organizational document of any Company Subsidiary that would otherwise prohibit, hinder or delay such transactions and render any and all limitations on ownership of (i) Company Common Shares as set forth in the Company Charter and (ii) the limited partner interests in the Operating Partnership as set forth in the Partnership Agreement, including the ownership limit (the “Ownership Limit”) set forth in Article XII of the Company Charter, inapplicable to the acquisition of beneficial ownership by Parent and its Affiliates in connection with the formation of Parent and the consummation of the Offer, the Mergers or any other transaction contemplated by this Agreement, any option granted to Parent or its Affiliates by the Company or any other Person or the exercise thereof, or any other acquisition of Company Common Shares following the consummation of the Offer (and to cause Parent, its direct and indirect owners and any of their respective Affiliates (other than any Affiliates who are Individuals (as defined in Section 4.7(b)) to be “Exempted Holders” for purposes of Section 12.11 of the Company Charter), any option granted to Parent or its Affiliates by the Company or any other Person or the exercise thereof, or any other acquisition of shares following consummation of the Offer, the Mergers, this Agreement and the other transactions contemplated hereby, and no Company Common Shares currently owned or hereafter acquired (whether pursuant to the Offer or otherwise) by any of such Persons shall be “Excess Stock” for purposes of the Company Charter or otherwise be subject to any limitation on their voting rights, in each case provided that the representations in Section 4.7(b) are accurate and in each case to the extent consistent with the Company’s continued qualification as a REIT under the Code and as a “domestically-controlled” REIT under the Code. The Takeover Statute, all such other Laws and all provisions contained in organizational documents of the Company or any Company Subsidiary referred to in this Section 3.21, including the Ownership Limit, are hereinafter collectively referred to as “Defensive Measures.”

Section 3.22 Offer Documents; Proxy Statement; Schedule 14D-9.

(a) None of the information to be supplied by the Company for inclusion or incorporation by reference in the Schedule TO or other Offer Documents or the Proxy Statement will, in the case of the Schedule TO and other Offer Documents, at the time of filing with the SEC and the date first published, sent or given to the Company’s stockholders, and, in the case of the Proxy Statement, at the time of mailing of the Proxy Statement, at the time of the Stockholder Meeting and at the Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If at any time prior to the Merger Effective Time any event with respect to the Company, its officers and directors or any of its Subsidiaries shall occur that is required to be described in the Proxy Statement such event shall be so described, and an appropriate amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of Company. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act.

(b) The Schedule 14D-9 will comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company’s stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to any information supplied by Parent or Purchaser Sub in writing for inclusion in the Schedule 14D-9.

Section 3.23 Investment Company Act of 1940. None of the Company, the Operating Partnership and the other Subsidiaries of the Company is, or at the Merger Effective Time will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

Section 3.24 Termination of Prior Agreement. Prior to or simultaneously with the execution of this Agreement, the Prior Agreement has been validly terminated in accordance with its terms and is of no further force and effect, other than those provisions of the Prior Agreement which expressly survive such termination.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARTIES

Except as set forth in the disclosure letter, dated as of the date hereof and delivered to the Company in connection with the execution and delivery of this Agreement (the “Parent Disclosure Letter”), each Purchaser Party represents and warrants to the Company and the Operating Partnership as follows:

Section 4.1 Organization and Good Standing.

(a) Parent is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Parent has all requisite limited liability company power and authority and all necessary government approvals or licenses to own, lease, operate its properties, and to carry on its business as now being conducted, except where the absence thereof, individually or in the aggregate, is not material. Parent is duly qualified or licensed to do business and is in good standing in each jurisdiction (to the extent such concepts exist in such jurisdictions) in which the nature of the business it is conducting, or the ownership, operation or leasing of its properties or the management of properties for others makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, is not material.

(b) (i) Purchaser Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and (ii) Parent is the sole stockholder of Purchaser Sub. Purchaser Sub has all requisite corporate power and authority and all necessary government approvals or licenses to own, lease, operate its properties, and to carry on its business as now being conducted, except where the absence thereof, individually or in the aggregate, is not material. Purchaser Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction (to the extent such concepts exist in such jurisdictions) in which the nature of the business it is conducting, or the ownership, operation or leasing of its properties or the management of properties for others makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, is not material. Since their respective dates of incorporation, Parent and Purchaser Sub has not engaged in any activities or conducted any operations other than in connection with the proposed acquisition of the Company, arranging equity and debt financing therefor and in connection with or as contemplated by this Agreement.

(c) Purchaser LP is a limited partnership duly formed, validly existing and in good standing under the Laws of the State of Delaware and Purchaser Sub or a wholly owned subsidiary of Purchaser Sub is the sole general partner of Purchaser LP. Purchaser LP has all requisite partnership power and authority and all necessary government approvals or licenses to own, lease, operate its properties, and to carry on its business as it is conducted, except where the absence thereof, individually or in the aggregate, is not material. Purchaser LP is duly qualified or licensed to do business and is in good standing in each jurisdiction (to the extent such concepts exist in such jurisdictions) in which the nature of the business it is conducting, or the ownership, operation or leasing of its properties or the management of properties for others makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, is not material. Since the date of its formation, Purchaser LP has not engaged in any activities or conducted any operations other than in connection with or as contemplated by this Agreement.

(d) Parent has heretofore made available to the Company complete and correct copies of the certificate of formation and limited liability company agreement of Parent (as in effect as of the date hereof), and the charter, bylaws or other organizational documents of each other Purchaser Party, in each case as currently in effect. No dissolution, revocation or forfeiture proceedings regarding any of the Purchaser Parties have been commenced.

Section 4.2 Authority; No Violations.

(a) Each Purchaser Party has all requisite limited liability company, corporate or partnership (as applicable) power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, subject to the acceptance of the Company Certificate of Merger and the Partnership Certificate of Merger by the Delaware Secretary of State. The board of directors or equivalent governing body of Parent has duly and validly approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger. Each of the board of directors of Purchaser Sub, Parent, as sole stockholder of Purchaser Sub, and Purchaser Sub, as general partner of Purchaser LP, has duly and validly approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Mergers. No other approval of any equity holder or governing body of any Purchaser Party is required to approve or adopt this Agreement or the transactions contemplated by this Agreement.

(b) This Agreement has been duly and validly executed and delivered by each Purchaser Party and, assuming due authorization, execution and delivery by the Company and the Operating Partnership, constitutes a legal, valid and binding obligation of such Purchaser Party, enforceable against such Purchaser Party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c) The execution and delivery of this Agreement by each Purchaser Party will not, and the consummation of the transactions contemplated hereby and the performance of their obligations hereunder will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation, or result in the triggering of any payments or the loss of a benefit under, or give rise to a right of purchase under, result in the creation of any Lien upon any of the properties or assets of such Purchaser Party or any of their Subsidiaries under, require the consent or approval of any third party or otherwise result in a detriment or default to such Purchaser Party or any of its Subsidiaries under, any provision of (i) the charter or organizational documents of such Purchaser Party or any of its Subsidiaries as amended or supplemented, (ii) any loan or credit agreement or note, or any bond, mortgage, indenture, lease, contract or other agreement, instrument, permit, concession, franchise or license applicable to such Purchaser Party or any of its Subsidiaries, or to which its respective properties or assets are bound or any guarantee by such Purchaser Party or any of its Subsidiaries of any of the foregoing, (iii) any joint venture or other ownership arrangement or (iv) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section 4.3 are duly and timely obtained or made, any Law or Order applicable to or binding upon such Purchaser Party or any of their Subsidiaries, or any of its respective properties or assets, other than, in the case of clauses (ii), (iii) and (iv), any such conflicts, violations, defaults, rights, Liens or detriments that, individually or in the aggregate, would not constitute a Parent Material Adverse Effect.

Section 4.3 Governmental Approvals and Notices. No consent, approval, order or authorization of, or registration, declaration or filing with, notice to or permit from, any Governmental Entity, is required by or on behalf of any Purchaser Party or any of their Subsidiaries in connection with the execution and delivery of this Agreement by any Purchaser Party or the consummation by any Purchaser Party of the transactions contemplated hereby and the performance of its obligations hereunder, except for: (a) the filing of the Company Certificate of Merger with, and the acceptance for record of the Company Certificate of Merger by, the Delaware Secretary of State; (b) the filing of the Partnership Certificate of Merger with, and the acceptance for record of the Partnership Certificate of Merger by, the Delaware Secretary of State; (c) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws; (d) such filings as may be required in connection with state or local transfer taxes; (e) any filings or notices required under the rules and regulations of the NYSE; (f) compliance with any applicable requirements of laws, rules and regulations in other foreign jurisdictions governing antitrust or merger control matters; (g) compliance with any applicable requirements of the HSR Act; and (h) any such other consent, approval, order, authorization, registration, declaration, notice, filing or permit that the failure to obtain or make, individually or in the aggregate, would not constitute a Parent Material Adverse Effect.

Section 4.4 Availability of Funds.

(a) Parent shall have available at the Acceptance Date and at the Merger Effective Time and Partnership Merger Effective Time, cash in an aggregate amount sufficient to consummate the Offer and pay the aggregate Merger Consideration, as applicable, and to enable the Purchaser Parties to perform their other respective obligations under this Agreement.

(b) Parent has provided to the Company a true, complete and correct copy of (i) executed commitment letters from certain funds managed by Farallon Capital Management, L.L.C. and its Affiliates (collectively, “Farallon”) and the Simon Operating Partnership to provide Parent with equity financing in an aggregate amount of $1,300,000,000 in cash or

Company Common Shares (the “Equity Funding Letters”). The Equity Funding Letters are collectively referred to herein as the “Financing Commitments”, and the financing contemplated thereby is referred to herein as the “Parent Financing”).

(c) The Financing Commitments are (i) legal, valid and binding obligations of Parent and, to the Knowledge of Parent, each of the other parties thereto and (ii) enforceable in accordance with their respective terms against Parent and each of the other parties thereto, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). None of the Financing Commitments has been amended or modified prior to the date of this Agreement, and as of the date hereof the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. The Financing Commitments are in full force and effect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Parent Financing, other than as set forth in or contemplated by the Financing Commitments. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or any other parties thereto, under the Financing Commitments. As of the date hereof, Parent has no reason to believe that any of the conditions to the Parent Financing contemplated by the Financing Commitments will not be satisfied or that the Parent Financing will not be made available to Parent on the Closing Date. Parent will provide to the Company any amendments to the Financing Commitments, or any notices given in connection therewith, as promptly as reasonably possible (but in any event within twenty-four (24) hours), and no such amendments will be adverse to the Company or will be reasonably likely to result in the Offer or the Mergers not being consummated.

Section 4.5 Brokers. Except for Merrill Lynch & Co., whose fees will be paid by Parent or its Affiliates, there is no broker, investment banker, finder, intermediary or other Person that is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Purchaser Party.

Section 4.6 Litigation. There is no litigation, arbitration, claim, investigation, suit, action or proceeding pending or, to the Knowledge of Parent, threatened against or affecting any Purchaser Party or any of its Subsidiaries, nor is there any Order outstanding against any Purchaser Party or any of its Subsidiaries, in each case which would reasonably be expected to, individually or in the aggregate, (i) cause any of the transactions contemplated by this Agreement, including the Merger and the Partnership Merger, to be rescinded following their consummation or (ii) materially impair or delay the ability of any Purchaser Party to perform its obligations hereunder or prevent the consummation by any of them of any of the transactions contemplated hereby.

Section 4.7 Ownership of Company Common Shares or LP Units.

(a) As of immediately prior to the execution of this Agreement, each of the Purchaser Parties and any of their Subsidiaries “beneficially owns” or is a “beneficial owner” (within the meaning of the regulations promulgated under Section 13(d) of the Exchange Act) of, the number of outstanding Company Common Shares or LP Units as previously disclosed in writing to the Company.

(b) None of the Purchaser Parties is an individual for the purposes of Section 542(a)(2) of the Code (determined taking into account Section 856(h)(3)(A) of the Code) (an “Individual”) and the consummation by the Purchaser Parties of the Offer will not cause any Person who is an Individual to own, directly or indirectly (for purposes of Section 542(a)(2) of the Code determined taking into account Section 544 of the Code as modified by Sections 856(h)(1)(B) and 856(h)(3) of the Code) an amount of Company Common Shares in excess of the Ownership Limit (which is currently 9.225 percent). Each of the Purchaser Parties agrees that any violation or attempted violation of the foregoing will result in the application of the remedies set forth in Section 12.3 of the Company Charter with respect to the Company Common Shares held in excess of the Ownership Limit.

(c) Parent has provided to the Company a true, complete and correct copy of the executed Option Agreement, dated as of February 4, 2007 (the “Stark Option Agreement”), between Stark Master Fund Ltd. and Simon Property Group, Inc. (“SPG”).

Section 4.8 Investigation.

(a) Each Purchaser Party acknowledges and agrees that it has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities and prospects of the Company and its Subsidiaries, which investigation, review and analysis was conducted by such Purchaser Party and its Representatives. Each Purchaser Party acknowledges that it and its Representatives have been provided access to the personnel, properties, premises and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each Purchaser Party acknowledges that it has not relied on any factual representations of the Company or its Subsidiaries, or their respective Representatives, except for the specific representations and warranties of the Company set forth in Article III.

(b) Each Purchaser Party acknowledges and agrees that none of the Company, any of its Subsidiaries or any of their respective Representatives makes or has made any representation or warranty, either express or implied, as to the Company or any of its Subsidiaries or as to the accuracy or completeness of any of the information regarding the Company or any of its Subsidiaries (including materials furnished or made available by the Company or its representatives in any “data rooms,” “virtual data rooms,” management presentations or projections, or in any other form (collectively, the “Company Data Room”) provided or made available to Parent or its Representatives (except for the specific representations and warranties of the Company and the Operating Partnership set forth in Article III), and none of the Company, the Operating Partnership or any of their respective Representatives shall have or be subject to any liability to any Purchaser Party or any other Person resulting from the distribution to such Person, or such Person’s use of or reliance on, any such information or any information, documents or material made available to any Purchaser Party or any other Person in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the transactions contemplated by this Agreement. Each of the Purchaser Parties specifically disclaims any reliance on any financial or operating projections or other forward-looking statements with respect to the

Company, the Operating Partnership, the Company Subsidiaries and their respective businesses that may have been provided to any of the Purchaser Parties or their Representatives in the course of due diligence and negotiations.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business by the Company.

(a) During the period from the date of this Agreement to the earlier of the termination of this Agreement or the Merger Effective Time, except (i) as otherwise expressly provided by this Agreement, (ii) as otherwise required by applicable Law, (iii) as otherwise set forth in Section 5.1 of the Company Disclosure Letter or (iv) as consented to by Parent, the Company and the Operating Partnership shall, and shall cause each of the other Company Subsidiaries to: (A) carry on their respective businesses in the ordinary course, consistent with past practice, (B) use commercially reasonable efforts to maintain and preserve intact in all material respects their respective business organization (including maintaining the status of the Company as a REIT within the meaning of the Code) and business relationships with third parties, (C) use commercially reasonable efforts to retain the services of their respective key officers and (D) ensure that the Defensive Measures are not and do not become applicable to the Offer, the Merger, the Partnership Merger, the Parent Financing or any of the other transactions contemplated by this Agreement.

(b) Without limiting the generality of the foregoing, during the period from the date of this Agreement to the earlier of the termination of this Agreement or the Merger Effective Time, except (A) as otherwise expressly provided by this Agreement, (B) as otherwise required by applicable Law, (C) as otherwise set forth in Section 5.1 of the Company Disclosure Letter or (D) as consented to by Parent, the Company and the Operating Partnership shall not, and shall cause each of the other Company Subsidiaries to not, directly or indirectly:

(i)(A) declare, set aside for payment or pay any dividends on, or make any other actual, constructive or deemed distributions (whether in cash, shares, property or otherwise) in respect of, any of the Company’s shares of any class or series of its capital stock or the partnership interests, shares, stock or other equity interests in the Operating Partnership or any other Company Subsidiary, other than (1) regular, cash distributions pursuant to the terms of the Preferred Shares, (2) applicable distributions required to be paid to holders of Partnership Units, if any, or (3) dividends or distributions, declared, set aside or paid by any wholly owned Company Subsidiary to the Company or any Company Subsidiary that is, directly or indirectly, wholly owned by the Company and provided that the Company may make dividend payments to the extent required to maintain REIT status or to eliminate any U.S. federal income or excise tax liability, (B) split, combine or reclassify any shares, stock, partnership interests or other equity interests or, except with respect to the issuance of Company Common Shares in connection with the exercise of Company Options or the vesting of other equity or equity-linked awards, in any case, outstanding or awarded as of the date of this Agreement, issue or authorize the issuance of any securities in respect of, in lieu of or in substitution for shares of such shares, capital stock, partnership interests or other equity interests or (C) purchase, redeem or otherwise acquire (except for (x) the redemption of LP Units for shares of Company Common Shares in accordance with the Partnership Agreement, (y) the repurchase of Series F Shares pursuant to the terms thereof and (z) the repurchase of Company Common Shares for net vesting in connection with the exercise of Company Options or in connection with the vesting of other equity and equity-linked awards, in any case, outstanding or awarded as of the date of this Agreement, including the payment of the purchase price and any withholding tax associated therewith) any Company Common Shares, preferred stock, other equity interests or securities of the Company or the partnership interests, capital stock, other equity interests or securities of any Company Subsidiary or any options, warrants or rights to acquire, or security convertible into, Company Common Shares, preferred stock, other equity interest or securities of the Company or the partnership interests, capital stock or other equity interests in any Company Subsidiary;

(ii)(A) split, subdivide, consolidate, combine, classify or reclassify any unissued Company Common Shares, shares of capital stock, units, interests, any other voting, non-voting, convertible, exchangeable or redeemable securities (including LP Units or other partnership interests) or stock-based performance units of the Company or any Company Subsidiary; (B) authorize for issuance, issue, deliver, sell, or grant Company Common Shares, shares of capital stock, units, interests, any other voting, non-voting, convertible, exchangeable or redeemable securities (including LP Units or other partnership interests) or stock-based performance units of the Company or the Company Subsidiaries, (C) authorize for issuance, issue, deliver, sell, or grant any option or other right in respect of, any Company Common Shares, shares of capital stock, units, interests, any other voting or redeemable securities (including LP Units or other partnership interests), or stock-based performance units of the Company or any Company Subsidiary or any securities convertible into, or any rights, warrants or options to acquire, any such shares, units, interests, voting securities or convertible or redeemable securities or (D) amend or waive any option to acquire Company Common Shares (except, with respect to the foregoing clause (A), (B) and (C), (1) as required under the Partnership Agreement as in effect on the date hereof, (2) as required by the terms of the Series F Shares as in effect on the date hereof, (3) in connection with the exercise of Company Options or the vesting of other equity or equity-linked awards outstanding or awarded as of the date hereof and (4) in connection with the exchange of Partnership Units for Company Common Shares in accordance with the Partnership Agreement), or the issuance of Partnership Units or Company Common Shares on the exercise of stock options or the issuance of Company Common Shares upon the vesting of restricted shares not theretofore outstanding;

(iii) amend the Company Charter or the Company Bylaws, or any other comparable charter or organizational documents of any Company Subsidiary or amend or modify the terms of any equity or debt securities issued by the Company or any Company Subsidiary (other than those held by the Company or any wholly owned Company Subsidiary);

(iv)(A) merge, consolidate or enter into any other business combination transaction with any Person, other than wholly owned Company Subsidiaries, (B) acquire (by merger, consolidation or other acquisition) any corporation, partnership or other entity other than wholly owned Company Subsidiaries or, in any manner outside the ordinary course of business, any material amount of assets, (C) purchase any equity or debt interest in, or make any debt or equity investment in, or purchase all or substantially all of the assets of, any Person (other than any wholly owned Subsidiary of the Company) or any division or business thereof;

(v) except for draws under its existing line(s) of credit and under the Credit Agreement, incur any indebtedness for borrowed money in excess of $25 million;

(vi) sell, mortgage, subject to Lien other than Permitted Title Exceptions (or, in the case of an involuntary Lien, fail to take commercially reasonable action within the earlier of (A) thirty (30) days after receiving notice thereof and (B) ninety (90) days of the creation thereof to have such Lien removed), lease (other than leases as landlord or sublessor in the ordinary course of business that are not leases for space in excess of 50,000 square feet) or otherwise dispose of any of the Company Properties or any other material asset of the Company or any Company Subsidiary, including by the disposition or issuance of equity securities in an entity that owns a Company Property or such material asset, except pursuant to a binding sales contract in existence on the date of this Agreement or in connection with the incurrence of indebtedness permitted hereunder;

(vii)(A) assume or guarantee the indebtedness of another Person (other than a Company Subsidiary), (B) make any loans, advances, capital contributions or investments in any other Person (other than a Company Subsidiary) or (C) pledge, grant a security interest or other Lien in, or otherwise encumber shares of capital stock or securities of the Company or any Company Subsidiary other than in connection with the incurrence of indebtedness permitted hereunder;

(viii) except as required by Law, make, change or rescind any material Tax election, amend any material Tax Return, or settle or compromise any material federal, state, local or foreign income Tax liability, audit, claim or assessment, or enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund (except to the extent necessary or appropriate to preserve the Company’s status as a REIT or to preserve the status of any Company Subsidiary as a partnership, “qualified REIT subsidiary” or “taxable REIT subsidiary” for U.S. federal income tax purposes (in which case, the Company or the Operating Partnership, as the case may be, shall make such election in a timely manner and shall inform Parent of such election)); provided that nothing in this Agreement shall preclude the Company from designating dividends paid by it as “capital gain dividends” within the meaning of Section 857 of the Code (with the prior written consent of Parent, which shall not be unreasonably withheld);

(ix) enter into any material Tax Protection Agreement, or take any action that would violate any Tax Protection Agreement or otherwise give rise to any material liability of the Company or any Company Subsidiary with respect thereto;

(x) change any of its methods, principles or practices of financial accounting in effect, other than as required by GAAP or regulatory guidelines;

(xi) except as required by applicable Law or the terms of any Company Employee Benefit Plan as in effect on the date hereof, (A) adopt, terminate, modify or amend any Company Employee Benefit Plan in such a manner as to increase the cost to the Company of maintaining such Company Employee Benefit Plan, or adopt any new employee benefit plan, incentive plan, severance agreement, bonus plan, compensation, special remuneration, retirement, health, life, disability, stock option or other plan, program, agreement or arrangement that would be a Company Employee Benefit Plan if it had been in existence on the date hereof, (B) grant any new Company SARs, Company Options, restricted shares or any other equity-based awards, (C) enter into any employment, severance, change in control, tax gross-up, deferred compensation or other similar agreement or arrangement, or amend any such agreement or arrangement in such a manner as to increase the cost to the Company thereof, (D) grant any severance or termination pay, or any increase thereof, to any trustee, director, officer or employee, (E) establish, pay, agree to grant or increase any bonus, stay bonus, retention bonus or any similar benefit under any plan, agreement, award or arrangement, (F) hire or terminate (other than for cause) any member of senior management or (G) increase any salary or bonus of any employee of the Company or any Company Subsidiary, other than, in the case of employees other than members of senior management, in the ordinary course of business consistent with past practice;

(xii) except as expressly provided in Section 5.2, Section 5.3 and Section 5.4, authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the Company Subsidiaries;

(xiii) other than in the ordinary course of business consistent with past practice, pay, discharge or satisfy any material liabilities or obligations other than the payment, discharge or satisfaction when due of liabilities reflected or reserved against in the Company Balance Sheet;

(xiv) terminate any Material Contract or enter into, modify, amend, renew or waive any right to terminate any Material Contract that would result in any Material Contract having a term in excess of twelve (12) months that is not terminable by the Company or a Company Subsidiary upon notice of thirty (30) days or less or that imposes payment or other obligations on the Company or any Company Subsidiary in excess of $5 million;

(xv) settle or compromise any material action, claim or proceeding brought against the Company or any Company Subsidiary (including in connection with the Restatement and Related Matters); provided, however, that Parent shall not unreasonably withhold, condition or delay its consent to any settlement or compromise of any action, claim or proceeding relating to, or involving allegations with respect to, this Agreement, the Merger, the Partnership Merger or the other transactions contemplated by this Agreement;

(xvi) fail to use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company or any Company Subsidiary, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums or less are in full force and effect; provided that neither the Company nor any Company Subsidiary shall obtain or renew any insurance (or reinsurance) policy for a term exceeding twelve (12) months;

(xvii) fail to comply promptly with all material requirements which applicable Law may impose on the Company or any Company Subsidiary;

(xviii) undertake a substantial or unusual expansion of any of its facilities or properties or an expansion that is out of the ordinary course of business consistent with prior practice or make a capital expenditure which is, individually or in the aggregate, in excess of the amount permitted under the Credit Agreement;

(xix) enter into any forward, swap, option or other derivative contract, agreement or commitment;

(xx) enter into any material contract, arrangement, understanding, commitment or other transaction between the Company or any Company Subsidiary and (A) any senior officer or director of the Company or any Company Subsidiary, (B) any holder of record or, to the Knowledge of the Company, beneficial owner of 5% or more of the Company Common Shares or of 5% or more of the LP Units or (C) any person who, to the Knowledge of the Company, is an Affiliate or associate (as defined in Rule 12b-2 under the Exchange Act) of any such officer, director, or beneficial owner;

(xxi) intentionally take any action or fail to take any action such that any of the representations and warranties of the Company and the Operating Partnership cease to be true and correct as of the Closing Date;

(xxii)(A) terminate, amend, modify, waive or grant any consent under any provision of any confidentiality or standstill or similar agreement, document or other instrument to which the Company, the Operating Partnership or any of the other Company Subsidiaries is a party (other than any to which Parent is a party), (B) fail to take commercially reasonable efforts to enforce to the fullest extent permitted under applicable law, the provisions of any such agreements, including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction, or (C) modify, fail to enforce, or grant any waiver under the “Excess Stock” provisions of Article XII of the Company Charter;

(xxiii) other than payments to the Company Financial Advisors pursuant to written agreements in effect on the date hereof and made available to Parent as set forth in Section 3.20, pay any fees or reimburse any expenses of any counsel (other than for any actual or threatened litigation), financial advisors, accountants, consultants or other service professionals in connection with this Agreement, the Merger, the Partnership Merger or the Proxy Statement/Prospectus; or

(xxiv) agree to take or adopt any resolutions of the Company Board in support of, any of the actions prohibited by this Section 5.1(b).

To the extent that any action permitted to be taken by the Company or any Company Subsidiary under this Section 5.1(b) conflicts with a specific instruction given by Parent pursuant to Section 5.13, then such action shall be deemed not to be permitted hereunder. Notwithstanding anything herein to the contrary, the failure to perform by the Company its obligations under Section 5.1(b)(xvii) and Section 5.1(b)(xxi) shall not be (1) a condition to the Purchaser Parties’ obligation to effect the Mergers and to consummate the other transactions contemplated by this Agreement as set forth in Section 6.2(b), or (2) a basis on which Parent may terminate this Agreement under Section 7.1(d), in each case except to the extent that such failure to perform shall have resulted in, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.2 Preparation of Offer Documents and Proxy Statement; Stockholders’ Meeting.

(a) Parent represents that the Offer Documents will comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company’s stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by Parent with respect to information supplied by the Company in writing for inclusion in the Offer Documents.

(b) As soon as practicable after the earlier of the Acceptance Date and the date on which the parties determine to pursue a One-Step Merger, if approval or action in respect of the Merger by holders of Company Common Shares is required by applicable Law, and after taking into account the disclosure requirements under applicable Law, (i) the Company and Parent shall prepare, and the Company shall file with the SEC, a proxy statement or, if shares have been purchased pursuant to the Offer, an information statement (as defined in Rule 14c-1 under the Exchange Act) (the “Proxy Statement”) in preliminary form or such other form, statement or report as may be required under the federal securities laws relating to the Company Stockholder Meeting to be held in connection with the Merger to obtain the Company Stockholder Approval. Each of Parent, Purchaser Sub, Purchaser LP and the Company shall reasonably cooperate with each other in the preparation of the Proxy Statement and shall use commercially reasonable efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after such filing. Each of the Company, Parent, Purchaser Sub and Purchaser LP shall notify the other parties promptly following the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement or for additional information and will supply the other parties with copies of all correspondence with the SEC with respect to the Proxy Statement, and will consult with the other parties and their counsel prior to making any response to the SEC with respect thereto. The Proxy Statement and any supplement or amendment thereto, shall comply in all material respects with all applicable requirements of Law. If an event occurs that is required to be set forth in an amendment or supplement to the Proxy Statement, (A) Parent or the Company, as the case may be, shall promptly inform the other of such event, (B) the Company, Purchaser Sub or Purchaser LP, as the case may be, shall prepare and file with the SEC any such amendment or supplement to the Proxy Statement and (C) each of the Company, Parent, Purchaser Sub and Purchaser LP shall use commercially reasonable efforts to have any such amendment or supplement cleared or declared effective, as the case may be, as promptly as practicable after such filing. The

Company agrees, as to itself, the Operating Partnership and the other Company Subsidiaries, that none of the information supplied by it, the Operating Partnership or any of the other Company Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will at the date of mailing of the Proxy Statement to stockholders of the Company and at the time of the Company Stockholder Meeting and at the Merger Effective Time, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the agreement contained in this sentence shall not be applicable to any statements made or incorporated by reference in the Proxy Statement based on information supplied by or on behalf of any Purchaser Party or any of its Subsidiaries for inclusion or incorporation by reference therein. Each Purchaser Party agrees, as to itself and its Subsidiaries, that none of the information supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will at the date of mailing of the Proxy Statement to stockholders of the Company and at the time of the Company Stockholder Meeting and at the Merger Effective Time, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the agreement contained in this sentence shall not be applicable to any statements made or incorporated by reference in the Proxy Statement based on information supplied by or on behalf of the Company, the Operating Partnership or any other Company Subsidiary for inclusion or incorporation by reference therein. Subject to Section 1.12(a), Parent, Purchaser Sub, Purchaser LP, the Company and the Operating Partnership shall cooperate in the preparation, filing and dissemination to holders of LP Units of appropriate disclosure documents for the Roll-Over Election.

(c) The Company shall mail the Proxy Statement to its stockholders and duly call, give notice of, convene and hold the Company Stockholder Meeting for the purpose of obtaining the Company Stockholder Approval if approval or action in respect of the Merger by holders of Company Common Shares is required by applicable Law. Except as provided in the next sentence, in the case of a One-Step Merger, the Company Board of Directors shall recommend to its stockholders that they approve and adopt this Agreement and the transactions contemplated by this Agreement, including the Merger (the “Company Merger Recommendation”), and the Proxy Statement shall include the Company Merger Recommendation. Notwithstanding anything to the contrary in this Agreement, (i) in the case of a One-Step Merger, the Company Board of Directors shall be permitted to (A) not recommend to the Company stockholders that they provide the Company Stockholder Approval, (B) withdraw or modify in a manner adverse to Parent or the other Purchaser Parties its recommendation to the Company stockholders that they give the Company Stockholder Approval or (C) recommend any Superior Competing Transaction (each, a “Change in Merger Recommendation”) or (i) the Company Board of Directors shall be permitted to make a Change in Recommendation, if, in either the case of any of (A), (B) or (C) of clause (i) or in the case of clause (ii), a majority of the disinterested members of the Company Board of Directors determines, in their good faith judgment and after consultation with outside legal counsel and independent financial advisors, that the failure of the Company Board of Directors to effect such Change in Merger Recommendation or Change in Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law. Unless this Agreement shall have been terminated in accordance with its terms, the Company shall hold the Company Stockholder Meeting regardless of whether the Company Board of Directors has made a Change in Recommendation. The Purchaser Parties agree and acknowledge that the Company Board of Directors may make any recommendation to holders of LP Units regarding the Roll-Over Election, or may make no recommendation regarding the Roll-Over Election, and no such recommendation (or absence of recommendation) shall constitute a Change in Recommendation or a Change in Merger Recommendation; provided that the Company Board of Directors shall, subject to its fiduciary duties, determine that the Partnership Merger and the transactions contemplated by this Agreement shall comply with the terms of the limited partnership agreement of the Operating Partnership and applicable Law, including the DRULPA.

(d) If on the date of the Company Stockholder Meeting or any subsequent adjournment thereof, the Company has not received proxies representing a sufficient number of Company Common Shares to approve the Merger, the Company may adjourn the Company Stockholder Meeting.

Section 5.3 No Solicitation of Transactions.

(a) Subject to Section 5.4, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, none of the Company, the Operating Partnership or any other Company Subsidiary shall, nor shall it authorize or permit any of its officers, trustees, directors, employees, agents or representatives (including investment bankers, financial or other advisors, attorneys, brokers, finders or other agents) (such officers, trustees, directors, employees, agents and representatives, collectively, “Representatives”) to, directly or indirectly, (i) initiate, solicit or knowingly encourage or facilitate (including by way of furnishing nonpublic information) any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a Competing Transaction or (ii) enter into discussions or negotiations with, or provide any confidential information or data to, any Person relating to a Competing Transaction.

(b) Subject to Section 5.4, from and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, the Company and the Operating Partnership shall take, and shall cause the other Company Subsidiaries to take, all actions reasonably necessary to cause their respective Representatives to immediately cease any discussions or negotiations with any Person other than any Purchaser Party and its Representatives with respect to, or that would reasonably be expected to lead to, a Competing Transaction.

(c) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall notify Parent, orally and in writing, immediately following receipt, of material terms and conditions of any written or oral proposal (including the identity of the parties) which any of the Company, the Operating Partnership or any of their respective Representatives may receive after the date hereof relating to a Competing Transaction and shall keep Parent informed in all material respects and on a timely basis as to the status of and any material developments regarding any such proposal.

(d) For purposes of this Agreement, a “Competing Transaction” means any of the following (other than the transactions expressly provided for in and to be effected pursuant to this Agreement): (i) any merger, reorganization, consolidation, share exchange, business combination, liquidation, dissolution, recapitalization or similar transaction involving the Company or the Operating Partnership or any other Significant Subsidiary of the Company; (ii) any direct or indirect acquisition or purchase, in a single transaction or series of related transactions, of (A) 25% or more of the consolidated gross assets of the Company and the Company Subsidiaries, taken as a whole, (B) 25% or more of any class of voting securities of the Company or the Operating Partnership or any other Significant Subsidiary of the Company (or any debt or equity securities convertible into or exercisable or exchangeable for such amount of voting securities) or (C) 25% or more of any class of voting securities of the Company or the Operating Partnership or any other Significant Subsidiary of the Company (or any debt or equity securities convertible into or exercisable or exchangeable for such amount of voting securities) if such securities carry the right, contractually or otherwise, to appoint or designate any member or members of the Company Board of Directors; or (iii) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 25% or more of any class of voting securities of the Company or the Operating Partnership.

(e) For purposes of this Agreement, a “Superior Competing Transaction” means a bona fide written proposal for a Competing Transaction, which proposal was not, directly or indirectly, the result of a breach of this Section 5.3, made by a third party (i) on terms that a majority of the disinterested members of the Company Board of Directors determines in their good faith judgment (based on the financial analysis and other advice of independent financial advisors and on the advice of independent legal advisors, and after giving effect to the payment of the Break-Up Fee and the Expenses pursuant to Section 7.2 and to the expected timing of the closing of the proposed Competing Transaction) to be more favorable to the holders of Company Common Shares than the Merger Consideration (taking into account any changes to the Merger Consideration contemplated by Section 5.4(b)), (ii) which is reasonably likely to be consummated (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal, including any conditions, and the identity of the offeror) and (iii) for which financing, to the extent required, is then fully committed or which, in the good faith judgment of a majority of such disinterested members (based on the advice of independent financial advisors), is reasonably capable of being timely financed by such third party.

(f) Without limiting the foregoing, it is understood that any violation of the restrictions set forth in this Section 5.3 by any Representative, acting on behalf of the Company or any of its officers, trustees, directors or employees, shall be deemed to be a breach of this Agreement by the Company.

Section 5.4 Board Actions.

(a) Notwithstanding Section 5.3 or any other provision of this Agreement to the contrary, prior to the earlier of the Acceptance Date or the receipt of Company Stockholder Approval and following the receipt after the date hereof by the Company or any Company Subsidiary of a bona fide written proposal from a Person for a Competing Transaction that a majority of the disinterested members of the Company Board of Directors believes in good faith

(after consultation with outside counsel and with independent financial advisors) constitutes or may reasonably be expected to result in a Superior Competing Transaction, and which proposal was not, directly or indirectly, the result of a breach of Section 5.3, but only to the extent required by the fiduciary obligations of the Company Board of Directors, as determined in good faith by a majority of the disinterested members thereof after receiving the advice of outside counsel, the Company Board of Directors may, directly or through any of its Representatives, (i) contact such Person and its Representatives for the purpose of clarifying the proposal and any material terms thereof and the capability of consummation, so as to determine whether the proposal for a Competing Transaction is reasonably likely to lead to a Superior Competing Transaction and (ii) if the Company Board of Directors determines in good faith following consultation with its legal and financial advisors that such proposal for a Competing Transaction is reasonably likely to lead to a Superior Competing Transaction, the Company Board of Directors may (directly or through its Representatives) (A) furnish nonpublic information with respect to the Company and the Company Subsidiaries to the Person that made such proposal pursuant to an appropriate confidentiality agreement (with confidentiality terms no less restrictive in the aggregate to the Person making such proposal than the Confidentiality Agreement dated May 9, 2006, between Parent and the Company) with such Person, (B) participate in discussions and negotiations with such Person regarding such proposal and (C) subject to Section 5.4(b), following receipt of a proposal for a Competing Transaction that the Company Board of Directors determines in good faith constitutes a Superior Competing Transaction, but prior to the earlier of the Acceptance Date or the Company Stockholder Approval, terminate this Agreement pursuant to, and subject to compliance with, Section 7.1(i) and Section 7.2(b)(iii). Nothing in this Agreement shall prevent the Company Board of Directors from (1) complying with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act with respect to a Competing Transaction, (2) issuing a “stop, look and listen” announcement, (3) complying with its disclosure obligations under U.S. federal or state law regarding a Competing Transaction or (4) taking any action that any court of competent jurisdiction orders the Company to take.

(b) The Company Board of Directors shall not effect any Change in Recommendation or Change in Merger Recommendation or take any action referred to in Section 5.4(a)(ii)(C) unless the Company Board of Directors has (i) given Parent at least three (3) Business Days’ notice of its intent to take such action and (ii) with respect to an action referred to in Section 5.4(a)(ii)(C) with respect to a Superior Competing Transaction, negotiated with Parent in good faith any amendment to this Agreement proposed by Parent and taken into account any such amendment entered into or to which Parent irrevocably covenants to enter into and for which all internal approvals of Parent have been obtained since receipt of such notice, in each case, prior to the end of such three-Business Day period, and such Superior Competing Transaction thereafter remains a Superior Competing Transaction.

Section 5.5 Access to Information; Confidentiality and Confidentiality Agreement.

(a) The Company and the Operating Partnership shall, and shall cause each of the Company Subsidiaries to, afford to Parent, Purchaser Sub and Purchaser LP and their respective Representatives, reasonable access during normal business hours and upon reasonable advance notice during the period prior to the Merger Effective Time to all of their respective properties, offices, books, contracts, commitments, personnel and records (including the

Company Data Room), and, during such period, the Company and the Operating Partnership shall, and shall cause each of the other Company Subsidiaries to, furnish reasonably promptly to Parent all information (financial or otherwise) concerning their respective business as Parent, Purchaser Sub and Purchaser LP may reasonably request. Notwithstanding the foregoing, the Company shall not be required by this Section 5.5 to provide Parent, Purchaser Sub, Purchaser LP or their respective representatives with (i) access to the properties of the Company or any Company Subsidiary for the purpose of invasive physical testing, (ii) any information that the Company reasonably believes it may not provide to any of the Purchaser Parties by reason of applicable Law or (iii) any information protected by attorney/client privilege.

(b) Each of Parent, Purchaser Sub and Purchaser LP will hold, and will cause its respective officers, employees, accountants, counsel, financial advisors and other representatives and Affiliates to hold, any nonpublic information in confidence to the extent required by, and in accordance with the confidentiality terms of the confidentiality agreements between the Company and each of SPG and Farallon Capital Management, L.L.C. (as they may be amended, the “Confidentiality Agreements”). For greater certainty, the provisions thereof under the headings “Non-Disclosure,” “Standstill,” and “Contacts and Communications” shall be of no force or effect after the date hereof. Notwithstanding the foregoing, Parent and its Representatives or SPG, Farallon and their Representatives (as defined in the Confidentiality Agreements) may furnish Evaluation Material (as defined in the Confidentiality Agreements) to any Person in connection with such Person’s potential investment in Parent or its Affiliates, the provision of debt or equity financing to Parent or its Affiliates, or the evaluation of the possible purchase, lease or other transaction involving the assets of the Company, any Company Subsidiary or Joint Venture in connection with or following the Closing so long as such Person has offered to enter into a confidentiality agreement containing restrictions on disclosure and use of the Evaluation Material reasonably satisfactory to the Company.

Section 5.6 Commercially Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, appropriate or advisable to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, as promptly as reasonably practicable, the Offer, the Mergers and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary, appropriate or advisable actions or nonactions, waivers, consents and approvals from Governmental Entities and other third parties and the making of all necessary, appropriate or advisable registrations, filings and notices and the taking of all reasonable steps as may be necessary to obtain an approval, waiver, consent or exemption from any Governmental Entity, (ii) the obtaining of all necessary, appropriate or advisable consents, approvals, waivers or exemptions from non-governmental third parties and (iii) the execution and delivery of any additional documents or instruments necessary, proper or advisable to consummate the transactions contemplated by, and to fully carry out the purposes of this Agreement. The parties shall cooperate with each other and promptly prepare and file all necessary documentation, effect all applications, notices, petitions and filings (including, to the extent necessary, any notification required by the HSR Act), and shall use commercially reasonable efforts to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary, appropriate or advisable to consummate the Offer, the Merger and the other transactions contemplated by this Agreement. Parent and the Company shall have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, all of the information relating to the Company, the Operating Partnership or the Purchaser Parties, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Each of Parent and the Company shall use commercially reasonable efforts to resolve any objections that may be asserted by any Governmental Entity with respect to this Agreement, the Offer, the Mergers or the other transactions contemplated by this Agreement; provided, however, that no party shall be obligated to offer to divest, hold separate or restrict any assets or businesses; provided, further, that if any such offer is made, it may be conditioned on the consummation of the Mergers. Each of Parent and the Company shall not, and shall cause its respective Subsidiaries not to, engage in any action or transaction that would materially delay or materially impair the ability of the Company, the Operating Partnership or any of the Purchaser Parties to consummate the Offer or Mergers. With respect to any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties hereto to consummate the transactions contemplated hereby, Parent and the Company shall use their respective commercially reasonable efforts to prevent the entry, enactment or promulgation thereof, as the case may be. Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any such consent or approval will not be obtained or that the receipt of any such approval will be materially delayed. The Company shall use commercially reasonable efforts to assist Parent and its Affiliates in obtaining financing for the Merger, the Partnership Merger and the other transactions contemplated hereby, including by (i) causing its senior executive officers to participate, at reasonable times and in a reasonable manner, in the preparation of offering circulars or private placement memoranda, in due diligence meetings and in the marketing and sale or any other syndication of any such financings, including any “roadshow” or other meetings with prospective investors or financial institutions in connection therewith, (ii) to the extent available, delivering such financial, statistical and other information concerning the Company and its Subsidiaries as may be reasonably requested by Parent in connection with such financings and (iii) causing its legal counsel to deliver any legal opinions reasonably requested by the providers of such financing or their counsel and its independent accountants to provide such comfort letters, consents and other services reasonably requested by such providers or their counsel. At any time after the Acceptance Date and the expiration of the Offer, Parent may request the Company to take all necessary actions, and the Company agrees to take such actions, to deregister the Company Common Shares under the Exchange Act and to delist the Company Common Shares from the NYSE if (A) the number of holders of Company Common Shares permits such deregistration under applicable Law, (B) such actions are otherwise permitted under applicable Law, and (C) such actions are reasonably expected to permit the Closing to occur sooner than it would otherwise occur if clearance of a Proxy Statement by the SEC is expected to be delayed.

Section 5.7 Tax Matters.

(a) Parent, Purchaser Sub, Purchaser LP, the Company and the Operating Partnership shall report the transactions contemplated hereby in accordance with the treatment contemplated by Section 1.8 and each shall use its respective commercially reasonable efforts to cause such portions of such transactions to be so treated for U.S. federal income tax purposes.

(b) Unless required by Law (as evidenced by the legal opinion of a nationally recognized U.S. law firm reasonably acceptable to Parent and the Company), neither Parent, Purchaser Sub and Purchaser LP, on the one hand, nor the Company and the Operating Partnership, on the other hand, will take or omit to take any action, prior to the earlier of the time immediately prior to (a) the Merger Effective Time, (b) the Acceptance Date or (c) the time that any transaction is undertaken pursuant to Section 1.12, 1.13, or 5.13 that would jeopardize the Company’s status as a REIT under the Code or the status of the Operating Partnership as a partnership for purposes of Taxes for any period.

(c) Unless prohibited by Law (as evidenced by the legal opinion of a nationally recognized U.S. law firm reasonably acceptable to Parent and the Company), and notwithstanding any other provision of this Agreement to the contrary, up to the Merger Effective Time, the Company, each Company Subsidiary and any Affiliate of any of them, shall be permitted to take or omit to take any action required to maintain the Company’s status as a REIT under the Code or the status of the Operating Partnership as a partnership for purposes of Taxes for any period. The Company shall provide Parent with prior written notice of its intention to take any such action or to omit to take any such action outside the ordinary course of business, and shall consult with Parent in good faith with respect to such action or omission.

(d) Parent shall, with the Company’s good faith cooperation and assistance, prepare, execute and file, or cause to be prepared, executed and filed, all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added stock transfer and stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes which become payable in connection with the transactions contemplated by this Agreement other than any such Taxes that are solely the responsibility of the holders of Company Common Shares, Company Preferred Shares or LP Units under applicable Law (together, with any related interest, penalties or additions to Tax, “Transfer and Gains Taxes”). From and after the Merger Effective Time, Parent shall pay or cause to be paid all Transfer and Gains Taxes (other than any such Taxes that are solely the responsibility of the holders of Company Common Shares, Company Preferred Shares or LP Units under applicable Law) without deductions withheld from the Merger Consideration.

Section 5.8 Public Announcements. The Company, the Operating Partnership and Parent shall consult with each other before issuing any press release or otherwise making any Public statements or filings with respect to this Agreement or any of the transactions contemplated hereby and shall not issue any such press release or make any such public statement or filing without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement or filing as may be required by Law or the applicable rules of any stock exchange if it has used its commercially reasonable efforts to consult with the other party and to obtain such party’s consent but has been unable to do so prior to the time such press release or public statement or filing is required to be released, filed or furnished pursuant to such Law.

Section 5.9 Employee Arrangements.

(a) Continuing Benefits and Compensation. For a period of not less than one year commencing immediately following the earlier of the Acceptance Date or the Merger Effective Time (the “Benefits Continuation Start Date”), Parent shall, or cause the Surviving Company to, provide to each employee of the Company or any Company Subsidiary who is employed as of the Benefits Continuation Start Date (each, a “Company Employee”) who remains employed by Parent, the Surviving Company, the Surviving Partnership after the Benefits Continuation Start Date compensation and employee benefits (other than equity-based compensation) that are, subject to Section 5.9(d), no less favorable, taken as a whole, than the compensation and employee benefits (other than retention, sale, stay, special bonus or other change in control payments or awards) provided immediately before the Benefits Continuation Start Date. During such period, Parent shall, or cause the Surviving Company to, honor in accordance with their terms all benefits and obligations under the Company Employee Benefit Plans, each as in effect on the date hereof.

(b) Company Severance Policies. For a period of one year following the Benefits Continuation Start Date, Parent shall, or shall cause the Surviving Company to, provide each Company Employee with severance payments and severance benefits in accordance with the policy set forth in Section 5.9(b) of the Company Disclosure Letter without any amendment to the terms of such policy during such one-year period, to the extent that any such Company Employee incurs a termination by his or her employer without cause or without good reason entitling such employee to severance under the terms of such policy; provided that nothing in this Section 5.9(b) shall be deemed to modify or limit the provisions of the severance agreements set forth in Section 3.12(a) of the Company Disclosure Letter (the “Severance Agreements”); provided, further that any transfer of an employee to SPG, the Simon Operating Partnership, Parent or any of their respective Subsidiaries shall not give rise to any severance obligations on the part of Parent, the Company or any of their respective Subsidiaries except to the extent expressly provided otherwise in any binding agreement between such employee and the Company or a Company Subsidiary.

(c) Service Credit. Parent shall, or shall cause the Surviving Company, to, give each Company Employee full credit for such employee’s service with the Company and the Company Subsidiaries (and any predecessor employer for whom service is recognized by the Company and the Company Subsidiaries) for purposes of eligibility, vesting and benefit accruals (including for purposes of vacation and severance benefits), but not for purposes of benefit accruals under defined benefit pension plans, in each case under any benefit plans of the Surviving Company in which a Company Employee participates to the same extent recognized by the Company or any Company Subsidiary under a corresponding benefit plan immediately prior to the Benefits Continuation Start Date; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service.

(d) Waivers and Other Matters. Parent shall make reasonable efforts to (or to cause the Surviving Company to) (i) waive any preexisting condition limitations otherwise applicable to Company Employees and their eligible dependents under any plan of Parent or the Surviving Company that provides health benefits in which Company Employees may be eligible to participate following the Benefits Continuation Start Date, other than any limitations that were in effect with respect to such employees as of the Benefits Continuation Start Date under the analogous Company Employee Benefit Plan, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the Company Employees and their eligible dependents under the health plans in which they participated immediately prior to the Benefits Continuation Start Date during the portion of the calendar year prior to the Closing Date in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Parent or the Surviving Company in which they are eligible to participate after the Benefits Continuation Start Date in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Company Employee and his or her eligible dependents on or after the Benefits Continuation Start Date, in each case to the extent such Company Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Company Employee Benefit Plan prior to the Benefits Continuation Start Date.

(e) Annual Bonus. Parent shall, or shall cause the Surviving Company to, pay a bonus for the year in which the Closing occurs prorated through the Closing Date (and based on the target bonus in effect for such year) to each Company Employee who is or would be eligible to receive an annual bonus under the Company’s annual bonus programs including the Performance Incentive Plan (who would meet the service requirements assuming continued participation in such Plan) pursuant to the terms thereof.

(f) Long-Term Incentive Plan. Parent acknowledges and agrees that the Company Board of Directors and/or the Executive Compensation Committee of the Company Board of Directors will terminate all long-term incentive plan performance cycles that have been commenced (and not otherwise paid) prior to the Benefits Continuation Start Date, and that as of the Benefits Continuation Start Date the Company shall pay out to all eligible participants a total of up to $5 million.

(g) No Amendment of ERISA Plan. Nothing in this Section 5.9 or elsewhere in this Agreement is intended to be or shall be construed as an amendment or modification of any benefit plan under or for purposes of ERISA.

(h) Consultant. After the date of this Agreement, if required by Parent in writing, the Company shall use commercially reasonable efforts to retain, as promptly as practicable and until the earlier of the termination of this Agreement and the Merger Effective Time, a management consultant reasonably acceptable to Parent on customary terms.

Section 5.10 Indemnification; Directors’ and Officers’ Insurance.

(a) In the event of any threatened or actual claim, action, suit, demand, proceeding or investigation, whether civil, criminal or administrative (each, an “Action”), in which any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Merger Effective Time, a director or officer of the Company (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to the negotiation, execution or performance of this Agreement, any agreement or document delivered in connection herewith, or any of the transactions contemplated hereby, from and after the Merger Effective Time, the Purchaser Parties and the Surviving Company (together with the Company, the “Indemnitors”), shall jointly and severally indemnify and hold harmless, to the fullest extent that a Delaware corporation is permitted under applicable Law to indemnify its own directors and officers, each Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses), judgments, fines and amounts paid in settlement reasonably incurred or suffered by such Indemnified Party in connection with any such Action (collectively, “Indemnifiable Amounts”), and in the event of any such Action, if and to the extent the DGCL permits, the Indemnitors shall, to the fullest extent permitted by applicable Law, within twenty (20) days of written request, advance expenses incurred by an Indemnified Party in defending any such Action pending its final disposition.

(b) The Indemnitors shall have the right to defend each Indemnified Party in any Action that may give rise to the payment of Indemnifiable Amounts hereunder; provided, however, that the Indemnitors shall notify such Indemnified Party of any such decision to defend within thirty (30) calendar days of receipt of written notice of any such Action, and provided, further, that the Indemnitors shall not, without the prior written consent of such Indemnified Party, consent to the entry of any judgment against such Indemnified Party or enter into any settlement or compromise that (i) includes an admission of fault of such Indemnified Party or (ii) does not include, as an unconditional term thereof, the full release of such Indemnified Party from all liability in respect of such Action, which release shall be in form and substance reasonably satisfactory to such Indemnified Party.

(c) Notwithstanding Section 5.10(b), if in any Action to which an Indemnified Party is entitled to indemnification under Section 5.10(a), the Indemnitors fail to assume the defense of such Action in a timely manner, such Indemnified Party shall be entitled to be represented by separate legal counsel of such Indemnified Party’s choice at the expense of the Indemnitors; provided, however, that none of the Indemnitors shall be liable for any settlement effected without its prior written consent. For the avoidance of doubt, the obligations of the Indemnitors under this Section 5.10 shall continue after the Acceptance Date and the Closing Date.

(d) Any Indemnified Party wishing to claim indemnification under this Section 5.10, upon learning of any such Action, shall promptly notify the Company and, after the Merger Effective Time, the Surviving Company, thereof; provided, however, that the failure to so notify shall not affect the obligations of the Company and the Surviving Company except to the extent, if any, that such failure promptly to notify materially and adversely prejudices such party.

(e) Parent, Purchaser Sub and Purchaser LP agree that all rights to indemnification and contribution existing in favor of, and all exculpations and limitations of the personal liability of, the Indemnified Parties and all trustees, directors, officers and employees of the Company or any Company Subsidiary provided for in the Company Charter or the Company Bylaws or any organizational documents of the Company Subsidiaries, as well as indemnification agreements, as in effect as of the date hereof, with respect to matters occurring at or prior to the Merger Effective Time, including the Merger, shall continue in full force and effect in accordance with their terms. For a period of at least six (6) years after the Merger Effective Time, the Surviving Company shall, and Parent will cause the Surviving Company to, use commercially reasonable efforts to cause to be maintained in effect, with respect to any acts and omissions that occurred at or prior to the Merger Effective Time, directors’ and officers’ liability insurance coverage having the same or better terms and conditions as the directors’ and officers’ liability insurance coverage currently maintained by the Company; provided, however, that in satisfying such obligation, none of Parent or any Purchaser Subsidiary shall be obligated to pay premiums per annum in excess of 200% of the aggregate amount per annum that the Company and the Company Subsidiaries paid for such coverage in the last full fiscal year, which amount the Company has disclosed to Parent prior to the date hereof. Notwithstanding the foregoing, the Company may elect in lieu of the foregoing insurance, prior to the Merger Effective Time, to obtain and fully pay for a policy (providing coverage for the Indemnified Parties and such officers) with a claims period of at least six (6) years from the Merger Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope no less favorable than the Company’s existing policies with respect to matters existing or occurring at or prior to the Merger Effective Time, provided that the cost thereof does not exceed 300% of the aggregate amount per annum that the Company and the Company Subsidiaries paid for such coverage in the last full fiscal year. If such “tail” policy has been obtained by the Company prior to the Merger Effective Time, Parent and the Surviving Corporation shall maintain such policy in full force and effect for its full term and shall continue to honor the Company’s obligations thereunder.

(f) This Section 5.10 is intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Parties and shall be binding on all successors and assigns of Parent, the Company and the Surviving Company. Each of the Indemnified Parties shall be entitled to enforce the covenants contained in this Section 5.10. If any Indemnified Party makes any claim for indemnification or advancement of expenses under this Section 5.10 that is denied by the Indemnitors, and a court of competent jurisdiction determines that the Indemnified Party is entitled to such indemnification, then the Indemnitors shall pay such Indemnified Party’s costs and expenses, including reasonable legal fees and expenses, incurred in connection with pursuing such claim against the Indemnitors.

(g) In the event that the Surviving Company (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any person or entity, then, and in each such case, proper provision shall be made so that such continuing or surviving entity or transferee, as the case may be, assumes the obligations set forth in this Section 5.10.

Section 5.11 Tax Returns. After the Merger Effective Time, Parent shall prepare and file, or cause to be prepared and filed, all Tax Returns required to be filed by the Company Subsidiaries for all periods with the applicable taxing authority on or before the due date (including extensions, if any) for filing such Tax Returns.

Section 5.12 Credit Agreement.

(a) Notwithstanding anything to the contrary in this Agreement, none of the Company, the Operating Partnership or any of their respective Affiliates shall be required under this Agreement to take any action or not take any action if such action or omission would result in a breach of the Credit Agreement, or a Default or Event of Default (each as defined in the Credit Agreement), in each case, unless the Company, the Operating Partnership and its applicable Affiliates shall have received a waiver under the Credit Agreement for such action or omission.

(b) In no event shall the Merger Consideration, the Partnership Merger Consideration or the consideration payable in respect of Preferred Shares, Preferred Units, Company Options, or Company SARs, or any other amounts payable pursuant to this Agreement be reduced for any amounts payable by Parent in respect of the Brookfield Loan.

Section 5.13 Pre-Acquisition Restructuring.

(a) Parent may request by written notice given to the Company after the date hereof, but at least five (5) Business Days prior to the Closing Date (the “Parent Instructions”), that each of the Company and the Operating Partnership, as the case may be, shall, prior to the Closing Date, (i) transfer or cause to be transferred all of the stock, partnership interests or limited liability interests or other assets owned, directly or indirectly, by either of them or their respective Subsidiaries to one or more of their respective existing Subsidiaries or to direct or indirect Subsidiaries to be formed after the date hereof by one or both of them, including by way of contribution to such Subsidiaries, all in the manner (including in the order) and at the times specified in the Parent Instructions, (ii) otherwise effect a restructuring of its business, assets, operations and Subsidiaries, including (A) making proper elections to treat certain Subsidiaries (1) as corporations, (2) as partnerships and/or (3) as REITs, for U.S. Federal income tax purposes, (B) merging Subsidiaries into other Subsidiaries and (C) issuing securities to other Subsidiaries, all in the manner (including in the order) and at the times specified in the Parent Instructions ((i) and (ii) being called the “Pre-Acquisition Restructuring”), (iii) cooperate and cause its Representatives to cooperate with Parent and its advisers to determine the nature of the Pre-Acquisition Restructuring and the manner in which it most effectively could be implemented and (iv) work cooperatively with Parent and prepare and execute all documentation (including any management agreements between the Company and/or its controlled Subsidiaries, and Parent or any of its Subsidiaries, and any amendments to any charter documents of any Company Subsidiary) and do all such other acts and things prior to the Merger Effective Time as are necessary or desirable to give effect to the Pre-Acquisition Restructuring. The Parent Instructions also may, at the option of Parent, require that Purchaser LP, rather than the Operating Partnership, be the surviving partnership in the Partnership Merger, in which case the Surviving Partnership shall be Purchaser LP for all purposes hereof and the parties hereto shall amend this Agreement, including the Recitals hereto and Section 1.4, to the extent necessary to give effect to such change.

(b) Parent covenants and agrees that the Pre-Acquisition Restructuring shall (i) not delay or prevent the Closing, (ii) be implemented as close as possible to the last moment of the Business Day next preceding the Closing Date or, to the extent specified in the Parent Instructions, immediately prior to the Closing (but in any case only after Parent shall have waived or confirmed in writing to the Company that all conditions to the obligations of Parent to consummate the Closing (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied), (iii) not require the Company or the Operating Partnership or any of their Subsidiaries to take any action in contravention of any Law, (iv) not affect or modify in any respect the obligations of the Purchaser Parties under this Agreement and (v) except as set forth in the last sentence of this Section 5.13(b), not change or alter any of the consideration payable to the holders of Company Common Shares or LP Units in the Merger or the Partnership Merger, or change or alter any of the tax consequences of the Merger or the Partnership Merger to the holders of Company Common Shares or LP Units. Parent shall promptly upon request by the Company reimburse the Company and the Operating Partnership for all out-of-pocket costs to be incurred by either of them in connection with any actions taken by either of them in accordance with this Section 5.13 (including the fees and expenses of their Representatives). The Purchaser Parties shall, on a joint and several basis, indemnify and hold harmless the Company and the Operating Partnership and their respective Subsidiaries and each of their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with or as a result of taking such actions. Without limiting the foregoing, none of the representations, warranties or covenants of the Company and the Operating Partnership shall be deemed to apply to, or deemed breached or violated by, any of the transactions requested by Parent pursuant to this Section 5.13.

Section 5.14 Future Stockholder Litigation. Subject to any fiduciary duties of the board of directors of the Company, the Company and the Operating Partnership shall consult on a timely basis with Parent in the Company’s and the Operating Partnership’s defense in any stockholder litigation (other than any litigation where the interests of the Company or any of its Affiliates are adverse to those of Parent or any of its Affiliates) against the Company and any litigation (other than any litigation where the interests of the Company or any of its Affiliates are adverse to those of Parent or any of its Affiliates) by any holder of LP Units against the Company or the Operating Partnership, in either case, relating to the transactions contemplated by this Agreement.

Section 5.15 Notices of Certain Events.

The Company shall promptly notify Parent after receiving or becoming aware:

(a) of any notice or other communication from any Person (i) alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or (ii) making allegations which, if true, would cause any representation or warranty made by it contained in this Agreement that is qualified as to “materiality” or “Company Material Adverse Effect” to be untrue or inaccurate in any respect or any such representation or warranty that is not so qualified to be untrue or inaccurate in any material respect;

(b) of any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement;

(c) of any actions, suits, claims, investigations or proceedings commenced or, to its Knowledge, threatened that relate to the consummation of the transactions contemplated by this Agreement; and

(d) of any notice or Knowledge that (i) any representation or warranty made by it contained in this Agreement that is qualified as to “materiality” or “Company Material Adverse Effect” has become untrue or inaccurate in any respect or any such representation or warranty that is not so qualified has become untrue or inaccurate in any material respect; (ii) any party hereto has failed to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; or (iii) there has occurred any event that, individually or in the aggregate, is reasonably likely to cause a Company Material Adverse Effect;

provided, however, that the failure to perform by the Company of its obligations under this Section 5.15 shall not be a condition to (1) the Purchaser Parties’ obligation to effect the Mergers and to consummate the other transactions contemplated by this Agreement as set forth in Section 6.2(b), or (2) a basis on which Parent may terminate this Agreement under Section 7.1(d), in each case except to the extent that such failure to perform shall have resulted in, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.16 Brookfield Termination Fee. If this Agreement is terminated under Section 7.1(c), then Parent shall, at its election, (A) pay the Reimbursement Amount to the Company by wire transfer of immediately available funds on the date of such termination or (B) forgive an amount equal to the Reimbursement Amount under the Credit Agreement. The “Reimbursement Amount” shall be an amount equal to the lesser of (i) the sum of the Brookfield Termination Fee and any interest that has accrued or has been paid on such amount under the Credit Agreement (the “Base Amount”) and (ii) the maximum amount, if any, that can be paid to the Company (or forgiven by Parent) without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for such year determined as if (a) the payment (or forgiveness) of such amount did not constitute income described in Sections 856(c)(2)(A)-(H) and 856(c)(3)(A)-(I) of the Code (“Qualifying Income”), and (b) the Company has $1,000,000 of income from unknown sources during such year which was not Qualifying Income (in addition to any known or anticipated income of the Company which was not Qualifying Income), in each case as determined by independent accountants to the Company. Notwithstanding the foregoing, in the event the Company receives a reasoned opinion from outside counsel or a ruling from the IRS (“Tax Guidance”) providing that the Company’s receipt of (or Parent’s forgiveness of an amount equal to) the Reimbursement Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (the “REIT Requirements”), the Reimbursement Amount shall be an amount equal to the Base Amount and Parent shall, upon receiving notice that the Company has received the Tax Guidance, pay to the Company (or forgive an amount equal to) the unpaid Base Amount within five Business Days. In the event that the Company is not able to receive the full Base Amount due to the above limitations, Parent shall place the unpaid amount in escrow by wire transfer within three days of termination and shall not release any portion thereof to the Company unless and until the Company receives either one or a combination of the following once or more often: (i) a letter from the Company’s independent accountants indicating the maximum amount that can be paid at that time to the Company (or forgiven by Parent) without causing the Company to fail to meet the REIT Requirements (calculated as described above) or (ii) the Tax Guidance, in either of which events Parent shall pay to the Company (or forgive an amount equal to) the lesser of the unpaid Base Amount or the maximum amount stated in the letter referred to in (i) above within five Business Days after Parent has been notified thereof. To the extent that Parent elects to forgive any amounts pursuant to clause (B) above, the amounts so forgiven shall be released from the escrow. The payment (or forgiveness) of the Reimbursement Amount shall be compensation and liquidated damages for the loss suffered by the Company as a result of the failure of the transactions contemplated hereby to be consummated and to avoid the difficulty of determining damages under the circumstances and neither Party shall have any other liability to the other after the payment of the Reimbursement Amount. The obligation of Parent to pay any unpaid portion of the Reimbursement Amount shall terminate on the December 31 following the date which is five years from the date of this Agreement. Amounts remaining in escrow after the obligation of Parent to pay the Reimbursement Amount terminates shall be released to Parent.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Mergers. In the case of a One-Step Merger, the respective obligations of the Company, the Operating Partnership and the Purchaser Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement on the Closing Date are subject to the satisfaction (or, to the extent legally permissible, waiver) on or prior to the Closing Date of each of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been duly obtained.

(b) HSR Act. Any waiting period (and any extension thereof) applicable to the consummation of the Merger or the Partnership Merger under the HSR Act shall have expired or been terminated.

(c) No Injunctions. No injunction or other Order issued by any court of competent jurisdiction preventing the consummation of the Merger or the Partnership Merger shall be in effect.

(d) No Illegality. No statute, rule, regulation, order or decree of a Governmental Entity shall have been enacted, entered, promulgated and remain in effect that prohibits or makes illegal consummation of the Merger or the Partnership Merger.

Section 6.2 Conditions to Obligations of Purchaser Parties. In the case of a One-Step Merger, the obligations of the Purchaser Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement on the Closing Date are further subject to the satisfaction (or waiver by Purchaser) of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company and the Operating Partnership set forth in this Agreement shall be true and correct (without giving effect to any “materiality” or Company Material Adverse Effect qualifier therein), as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case, as of such specific date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to constitute a Company Material Adverse Effect.

(b) Performance of Covenants and Agreements. Each of the Company and the Operating Partnership shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Merger Effective Time.

(c) Officer’s Certificate. Parent shall have received a certificate, signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company, stating that the conditions specified in Section 6.2(a) and Section 6.2(b) have been satisfied.

(d) Tax Opinion. The Company shall have received a tax opinion of Hogan & Hartson LLP, tax counsel to the Company (or other nationally recognized tax counsel to the Company reasonably satisfactory to Parent), substantially in the form attached hereto as Exhibit B and dated as of the Closing Date, opining that the Company has been organized and has operated in conformity with the requirements for qualification as a REIT under the Code for all taxable periods commencing with the Company’s taxable year ending December 31, 1994 through and including its taxable year ending on the Closing Date (determined without taking into account, or giving effect to, the Merger or the transactions contemplated by Sections 1.12(b), 1.13 and 5.13, and assuming for such purposes that the Company shall satisfy the applicable distribution requirements under the Code for the taxable year including the Closing Date). Such opinion shall be based, in part, on customary assumptions and customary factual representations and covenants of the Company and the Company Subsidiaries, including the representations included as an attachment to Exhibit B, and, to the extent necessary, on prior opinions of the Company’s tax counsel.

(e) Financial Condition. Within 10 Business Days of the filing by the Company of the September 30 10-Q with the SEC, the Company shall deliver to Parent true and correct updated (but still showing only amounts as of September 30, 2006) copies of each of the September 30 Contractual Commitments Schedule, the September 30 Working Capital Schedule and the September 30 Unconsolidated Debt Schedule, each certified as of such filing date by the Company’s Chief Executive Officer and Chief Financial Officer, and the aggregate changes in the updated schedules shall not constitute a Company Material Adverse Effect.

(f) Material Adverse Effect. Since the date of this Agreement, there shall have occurred no changes, events or developments which, individually or in the aggregate, have had, or would reasonably be expected to have, a Company Material Adverse Effect.

(g) Governmental Consents. The Company, the Operating Partnership and the Company’s other Subsidiaries shall have obtained all consents, authorizations, Orders, approvals, waivers and exemptions of Governmental Entities required, if any, in connection with this Agreement and the transactions contemplated hereby, unless the failure to receive any such consents, authorizations, Orders, approvals, waivers and exemptions would not reasonably be expected to result in a Substantial Detriment, and all such consents, authorizations, Orders, approvals, waivers and exemptions that have been obtained shall be on terms that, individually or in the aggregate, would not reasonably be expected to result in a Substantial Detriment.

(h) No Governmental Litigation. There shall not be pending any suit, action or proceeding by any Governmental Entity challenging the acquisition by any of the Purchaser Parties of the Company, the Operating Partnership or any other Company Subsidiary or of any Company Common Shares, seeking to prohibit the consummation of the Merger or the Partnership Merger, or seeking any Order that would result in, or would reasonably be expected to result in, a Substantial Detriment.

Section 6.3 Conditions to Obligations of the Company and the Operating Partnership. In the case of a One-Step Merger, the obligations of the Company and the Operating Partnership to effect the Mergers and to consummate the other transactions contemplated by this Agreement on the Closing Date are further subject to the satisfaction (or waiver by the Company) of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent, Purchaser Sub and Purchaser LP set forth in this Agreement shall be true and correct (without giving effect to any “materiality” or Parent Material Adverse Effect qualifier therein), as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representation or warranty, by its terms, is expressly limited to a specific date, in which case, as of such specific date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to constitute a Parent Material Adverse Effect.

(b) Performance of Covenants and Agreements. Each of Parent, Purchaser Sub and Purchaser LP shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Merger Effective Time.

(c) Officer’s Certificate. The Company shall have received a certificate, signed on behalf of Parent by an executive officer of Parent, stating that the conditions specified in Section 6.3(a) and Section 6.3(b) have been satisfied.

Section 6.4 Conditions to the Obligations of the Parties Following Consummation of the Offer. Following the Acceptance Date, the respective obligations of the Company, the Operating Partnership and the Purchaser Parties to effect the Mergers is subject to the satisfaction (or, to the extent legally permissible, waiver) on or prior to the Closing Date of

(i) the condition set forth in Section 6.1(a) if and to the extent required by applicable Laws for the consummation of the Mergers (it being understood that this condition shall not in any way limit Parent’s or the Company’s obligations under Section 2.7) and (ii) the conditions set forth in Section 6.1(c) and 6.1(d).

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated at any time prior to the Merger Effective Time, whether before or after the Company Stockholder Approval is obtained, in accordance with any of the following:

(a) Mutual Consent. By mutual written consent of the Company and Parent;

(b) Termination Date. By either the Company or Parent, if, (A) in the case of a One-Step Merger, the Merger Effective Time shall not have occurred on or prior to January 31, 2008 (the “Termination Date”) or (B) if a One-Step Merger is not being pursued in accordance with Section 1.4, if Parent shall not have accepted for payment and paid for Company Common Shares pursuant to the Offer on or before the Termination Date; provided that (i) if the Merger Effective Time, in the case of clause (A), or the Acceptance Date, in the case of clause (B), has not occurred by January 31, 2008, solely by reason of non-satisfaction of one or more of the conditions set forth in Section 6.1(b), Section 6.1(c) or Section 6.1(d), (or, in the case of clause (B), the conditions set forth in clause (ii) of the introductory paragraph of Annex I or paragraph (a) of the Tender Offer Conditions set forth in Annex I) and, in the case of a One-Step Merger, all other conditions in Article VI have been satisfied (or, to the extent legally permissible, waived), other than those conditions that are by their nature to be satisfied on the Closing Date, then either the Company or Parent may extend the Termination Date one or more times up to and including April 30, 2008; and (ii) the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party if such party (or, in the case of Parent, the other Purchaser Parties or, in the case of the Company, the Operating Partnership) has breached in any material respect any of its obligations under this Agreement, and such breach has caused, resulted in or substantially contributed to the failure of the Merger Effective Time or the Acceptance Date, as applicable, to occur on or before the Termination Date, or in the case of clause (B), if such breach has caused, resulted in or substantially contributed to a failure to commence the Offer or to accept for payment Company Common Shares pursuant to the Offer;

(c) Breach by Purchaser Party. By the Company, prior to the Acceptance Date, upon a breach of any representation, warranty, covenant or agreement on the part of the Purchaser Parties set forth in this Agreement, or if any representation or warranty of the Purchaser Parties shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or (b), as the case may be, would be incapable of being satisfied by the Termination Date, and such breach or condition is not curable or, if curable, is not cured within thirty (30) days after written notice thereof is given by the Company to Parent;

(d) Breach by the Company or the Operating Partnership. By Parent, prior to the Acceptance Date, upon a breach of any representation, warranty, covenant or agreement on the part of the Company or the Operating Partnership set forth in this Agreement, or if any representation or warranty of the Company or the Operating Partnership shall have become untrue, in either case such that the conditions set forth in Section 6.2(a), (b) or paragraph (g) of Annex I (provided that in the case of paragraph (g) of Annex I, the September 30 10-Q shall have been filed), as the case may be, would be incapable of being satisfied by the Termination Date, and such breach or condition is not curable or, if curable, is not cured within thirty (30) days after written notice thereof is given by Parent to the Company;

(e) Injunction. By either the Company or Parent, if any injunction or Order issued by any court of competent jurisdiction preventing the consummation of the Merger or the Partnership Merger shall have become final and nonappealable;

(f) Merger Illegal. By either the Company or Parent, if there shall be any statute, rule, regulation, Order or decree of a Governmental Entity that prohibits or makes illegal the consummation of the Merger or the Partnership Merger, and such statute, rule, regulation, Order or decree shall have become final and nonappealable;

(g) No Company Stockholder Approval. By either the Company or Parent (i) in the case of a One-Step Merger, upon a vote at the Company Stockholder Meeting (or any adjournment or postponement thereof), if the Company Stockholder Approval shall not have been obtained or (ii) if a One-Step Merger is not being pursued in accordance with Section 1.4, if all of the Tender Offer Conditions (other than the Minimum Tender Offer Condition) have been satisfied or waived at any scheduled expiration date of the Offer and if the Minimum Tender Condition is not satisfied within twenty Business Days thereafter (twenty Business Days after such scheduled expiration date being referred to as the “Benchmark Date”); provided that (1) if the Company has received a proposal for a Competing Transaction or a proposal for a Competing Transaction has been publicly disclosed, then neither the Company nor Parent may terminate this Agreement pursuant to clause (ii) until after the close of business on the date that is the later of (x) the 35th Business Day after such proposal has been received or publicly disclosed and (y) the 15th Business Day after the Benchmark Date, unless such proposal shall have been withdrawn and have ceased to be in effect for at least 20 Business Days, in which case, such termination can occur on the later of such 20th Business Day and the Benchmark Date; and (2) the right to terminate this Agreement pursuant to clause (ii) of this Section 7.1(g) shall not be available to any party if such party (or, in the case of Parent, the other Purchaser Parties or, in the case of the Company, the Operating Partnership) has breached in any material respect any of its obligations under this Agreement, and such breach has caused, resulted in or substantially contributed to the failure of the Minimum Tender Condition to be satisfied;

(h) Change of Recommendation. By Parent, prior to the earlier of the Acceptance Date and the Company Stockholder Approval, if there shall have been a Change in Recommendation or a Change in Merger Recommendation or if the Company Board shall have recommended any Competing Transaction; or

(i) Superior Competing Transaction. By the Company, prior to the earlier of the Acceptance Date and the Company Stockholder Approval, if the Company Board of

Directors, acting in compliance with Section 5.3 and Section 5.4, authorizes the Company to, and the Company does, enter into any definitive written agreement providing for a transaction that constitutes a Superior Competing Transaction; provided that, for the termination to be effective, the Company shall have prior to or simultaneously with such termination duly paid to Parent, or as directed by Parent, the Break-Up Fee and the Expenses pursuant to Section 7.2(b)(ii).

A terminating party shall provide written notice of termination to the other parties specifying with reasonable particularity the basis for such termination. If more than one provision in this Section 7.1 is available to a terminating party in connection with a termination, a terminating party may rely on any or all available provisions in this Section 7.1 for any such termination.

Section 7.2 Break-Up Fees and Expenses.

(a) Except as otherwise specified in this Section 7.2 or agreed in writing by the parties, all out-of-pocket costs and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such cost or expense, except that out-of-pocket costs and expenses incurred in connection with printing and mailing the Offer Documents, the Schedule 14D-9 and the Proxy Statement shall be borne equally by Parent and the Company.

(b) The Company and the Operating Partnership agree with the Purchaser Parties that:

(i)(A) if Parent shall terminate this Agreement pursuant to Section 7.1(d) (Breach by the Company or the Operating Partnership) other than because of a material breach of any of Section 1.2 (Company Actions; Stockholders’ Meeting) or Section 5.3 (No Solicitation of Transactions) or, in the case of a One-Step Merger, Section 5.2 (Preparation of Proxy Statement; Stockholders’ Meeting) or Section 5.3 (No Solicitation of Transactions), then the Company will pay to Parent, or as directed by Parent, 50% of the Break-Up Fee plus the Expenses on the Business Day immediately following such termination; and (B) if Parent shall terminate this Agreement pursuant to Section 7.1(d) (Breach by the Company or the Operating Partnership) because of a material breach of any of Section 1.2 (Company Actions; Stockholders’ Meeting) or Section 5.3 (No Solicitation of Transactions) or, in the case of a One-Step Merger, Section 5.2 (Preparation of Proxy Statement; Stockholders’ Meeting) or Section 5.3 (No Solicitation of Transactions), then the Company will pay to Parent, or as directed by Parent, the Break-Up Fee plus the Expenses on the Business Day immediately following such termination;

(ii) if Parent shall terminate this Agreement pursuant to Section 7.1(h) (Change of Recommendation), then the Company will pay to Parent, or as directed by Parent, the Break-Up Fee plus the Expenses on the Business Day immediately following such termination;

(iii) if the Company shall terminate this Agreement pursuant to Section 7.1(i) (Superior Competing Transaction), then the Company will pay to Parent, or as directed by Parent, the Break-Up Fee plus the Expenses prior to or simultaneously with such termination;

(iv) if either the Company or Parent shall terminate this Agreement pursuant to Section 7.1(b) (Termination Date) prior to the Company Stockholder Meeting being held or Section 7.1(g) (No Company Stockholder Approval), then the Company shall on the date of such termination pay to Parent, or as directed by Parent, an amount equal to the Expenses and, in addition, if (A) after the date hereof and prior to such termination, a Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) or any Representative of such Person or group on behalf of such Person or group has made or amended or modified any bona fide offer or proposal (including by way of press release) relating to a Competing Transaction, which offer or proposal has been publicly announced prior to the Company Stockholder Meeting and (B) within eighteen months from the date of such termination, the Company shall consummate a Competing Transaction with such Person or any other Person, then the Company shall pay to Parent, or as directed by Parent, promptly after consummating such Competing Transaction, an amount equal to the Break-Up Fee; and

(v) if this Agreement is terminated for any other reason (other than by the Company pursuant to Section 7.1(c) (Breach by Purchaser Party)), then the Company will pay to Parent, or as directed by Parent, the Expenses on the date of such termination.

(c) For purposes of this Agreement, the “Break-Up Fee” shall be an amount equal to $50,000,000 (fifty million dollars). Payment of the Break-Up Fee shall be made, as directed by Parent, by wire transfer of immediately available funds. In no event shall the Company be obligated to pay any amount under this Section 7.2 in excess of the sum of the Break-Up Fee applicable on the date of termination of this Agreement and Expenses.

(d) For purposes of this Agreement, the “Expenses” shall be the cash amount necessary to fully reimburse Parent, Purchaser Sub, Purchaser LP and their Affiliates (including each of SPG and Farallon and their respective Affiliates) for all out-of-pocket fees and expenses incurred (whether or not billed) at any time (whether before or after the date hereof) prior to the termination of this Agreement by any of them or on their behalf in connection with the Merger, the Partnership Merger, the preparation of this Agreement, their due diligence investigation of the Company and the Operating Partnership and the transactions contemplated by this Agreement (including any currency or interest rate hedging activities in connection with the transactions contemplated hereby), including (i) all fees and expenses of counsel, investment banking firms or financial advisors (and their respective counsel and Representatives), accountants, experts and consultants to Parent, Purchaser, Purchaser LP or any of their Affiliates in connection with the Merger, the preparation of this Agreement, their due diligence investigation of the Company and the Operating Partnership and the transactions contemplated by this Agreement and (ii) all fees and expenses payable to banks, investment banking firms and other financial institutions (and their respective counsel and Representatives) in connection with arranging or providing financing for the Merger Consideration, the repayment of the Brookfield Loan, the refinancing of any properties or assets of the Company or the Operating Partnership or any of the other transactions contemplated by this Agreement; provided, however, that the aggregate amount of the Expenses to be paid by the Company under this Section 7.2 shall not exceed $25,000,000 (twenty-five million dollars).

(e) The Company acknowledges that the agreements contained in paragraphs (b), (c) and (d) of this Section 7.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent, Purchaser Sub and Purchaser LP would not enter into this Agreement; accordingly, if the Company fails timely to pay any amount due pursuant to this Section 7.2, then the Company shall pay to Parent, Purchaser Sub and Purchaser LP all such amounts, together with interest on the amount of the fee at the prime or base rate of Citibank, N.A. from the date such payment was due under this Agreement through the date of payment, and, if, in order to obtain such payment, Parent, Purchaser Sub and Purchaser LP commence a suit that results in a judgment against the Company for any such amount, then the Company shall pay to Parent, Purchaser Sub and Purchaser LP their costs and expenses (including attorneys’ fees) in connection with such suit.

Section 7.3 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party hereto (or any of its directors, officers, partners, managers, employees, agents, legal and financial advisors or other representatives), except as provided in Section 5.5(b) (Confidentiality), Section 5.13(b) (Pre-Acquisition Restructuring), Section 7.2 (Break-Up Fees and Expenses), this Section 7.3 and Article VIII; provided, however, that nothing contained herein shall relieve any person of liability for fraud or a willful breach by a party of any of its obligations set forth in this Agreement or Parent’s failure to pay the Offer Price in accordance with and subject to the terms of the terms of the Offer or the Merger Consideration or Partnership Merger Consideration upon the satisfaction or waiver of the conditions to Closing set forth in Article VI. The Company agrees that, notwithstanding anything to the contrary contained in this Agreement but without derogation to each party’s right to specific performance under Section 8.4, to the extent that the Company or the Operating Partnership has incurred losses or damages arising out of a breach of this Agreement by Parent or Purchaser Sub, the maximum liability for such damages of each of the Simon Operating Partnership and Farallon, directly and indirectly, shall be limited to the express obligations of the Simon Operating Partnership and Farallon, respectively, set forth in the Financing Commitments.

Section 7.4 Amendment. Subject to the provisions of applicable Law, at any time prior to the Merger Effective Time, this Agreement may be amended, modified or supplemented by the parties only by a written instrument executed and delivered by Parent and the Company, by action of their respective board of directors; provided, however, that, after the Company Stockholder Approval is obtained, no such amendment, modification or supplement shall be made that would require the approval of the holders of Company Common Shares or partners of the Operating Partnership holding LP Units without obtaining such approval.

Section 7.5 Extension; Waiver. At any time prior to the Merger Effective Time, the Company (on behalf of itself and the Operating Partnership) and Parent (on behalf of itself and the other Purchaser Parties) may (a) extend the time for the performance of any of the obligations or other acts of the Purchaser Parties (in the case of the Company) or the Company and the Operating Partnership (in the case of the Purchaser Parties), (b) waive any inaccuracies in the representations and warranties of the Purchaser Parties (in the case of the Company) or the Company and the Operating Partnership (in the case of the Purchaser Parties) contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the covenants, agreements or conditions of the Purchaser Parties (in the case of the Company) or the Company and the Operating Partnership (in the case of the Purchaser Parties) contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of, or estoppel with respect to, those rights.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger Effective Time or the termination of this Agreement pursuant to the terms of this Agreement. This Section 8.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Merger Effective Time.

Section 8.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing (and also made orally if so required pursuant to any Section of the Agreement) and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested) or delivered by express or overnight courier (providing proof of delivery) to the parties or sent by telecopy (providing confirmation of transmission) at the following addresses or telecopy numbers (or at such other address or telecopy number for a party as shall be specified by like notice):

If to any of the Purchaser Parties, to:

SPG-FCM Ventures, LLC

c/o Simon Property Group, Inc.

225 W. Washington Street

Indianapolis, Indiana 46205

Fax: (317) 263-2318

Attention:        David E. Simon

and

SPG-FCM Ventures, LLC

c/o Farallon Capital Management, L.L.C.

One Maritime Plaza

Suite 1325

San Francisco, California 94111

Fax: (415) 421-2133

Attention:        Richard Fried

with copies (which will not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004-1980

Fax: (212) 859-8586

Attention:        Peter S. Golden

                        Arthur Fleischer, Jr.

and:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Fax: (212) 373-2004

Attention:        Robert B. Schumer

                        Jeffrey Marell

If to the Company or the Operating Partnership, to:

The Mills Corporation

5425 Wisconsin Avenue

Chevy Chase, Maryland 20815

Fax: (301) 968-7270

Attention:        Mark Dorigan

                        Mary Ellen Seravalli

with copies (which will not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Fax: (212) 403-2000

Attention:        Adam O. Emmerich

and:

Hogan & Hartson LLP

Columbia Square

555 Thirteenth Street, N.W.

Washington, District of Columbia 20004-1109

Fax: (202) 637-5910

Attention:        J. Warren Gorrell, Jr.

or to such other persons or addresses as may be designated in writing by the Person to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; on the next Business Day after deposit with an internationally recognized overnight courier, if sent by such a courier; three (3) Business Days after deposit in the mail, if sent by registered or certified mail; or upon confirmation of successful transmission if sent by facsimile.

Section 8.3 Interpretation. When a reference is made in this Agreement to an Article, a Section, an Exhibit or a Schedule, such reference shall be to an Article or a Section of, or an

Exhibit or a Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. For purposes of this Agreement: (i) the words “include,” “includes” or “including” and words of similar import shall be deemed to be followed by the words “without limiting the generality of the foregoing”; (ii) the words “hereof”, “herein” and “hereby” and words of similar import refer to this Agreement as a whole (including the Exhibits and Schedules hereto) and not to any particular provisions of this Agreement; (iii) any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular and words of one gender shall be deemed to include the other gender; (iv) the word “or” shall not be exclusive; (v) provisions shall apply, when appropriate, to successive events and transactions; (vi) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified; (vii) all references to dollars or to “$” shall be references to United States dollars and (viii) all accounting terms shall have their respective meanings under GAAP applied on a basis consistent with the Company Balance Sheet.

Section 8.4 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity.

Section 8.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Facsimile transmission of any signature and/or retransmission of any signature will be deemed the same as delivery of an original.

Section 8.6 Entire Agreement; Third-Party Beneficiaries. This Agreement and the documents and the instruments specifically referred to herein (including the Exhibits, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement. Except for (a) the rights of holders of Company Common Shares who have tendered shares into the Offer to receive the Offer Price after the Acceptance Date for each Company Common Share properly tendered and not withdrawn prior to the Acceptance Date or properly tendered during any “subsequent offering period”, (b) rights of the holders of Company Common Shares to receive the Merger Consideration after the Merger Effective Time, (c) the rights of the holders of LP Units to receive the Partnership Merger Consideration after the Partnership Merger Effective Time, (d) the right of the Company and the Operating Partnership, on behalf of their respective stockholders and partners, to pursue damages (subject to Section 8.4) in the event of any Purchaser’s Party’s breach of any covenant or agreement contained in this Agreement; and (e) the provisions of Section 5.10 (Indemnification; Directors’ and Officers’ Insurance) and Section 5.13(b) (Pre Acquisition Restructuring), this Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 8.7 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE CONFLICTS OF LAWS PRINCIPLES THEREOF.

Section 8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties hereto; provided, that (i) Purchaser Sub or Purchaser LP may assign, in their sole discretion, any of or all of their respective rights, interests and obligations under this Agreement to Parent or any wholly owned subsidiary of Parent and (ii) any Purchaser Party may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any Person providing any portion of the financing for the Merger, the Partnership Merger or the other transactions contemplated hereby (provided that Parent shall continue to be liable to perform all its obligations under this Agreement). Any purported assignment in violation of this Agreement will be void ab initio. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

Section 8.9 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 8.10 Exhibits; Disclosure Letters. The Exhibits referred to herein and the Company Disclosure Letter, and all exhibits or attachments thereto, are intended to be and hereby are specifically made a part of this Agreement. Any matter set forth in any section or subsection of the Company Disclosure Letter shall be deemed to be a disclosure for all other sections or subsections of the Company Disclosure Letter (notwithstanding the absence of a specific cross-reference) to the extent that the applicability of such matter to such other section or subsection is reasonably apparent, but shall expressly not be deemed to constitute an admission by the Company or any of the Company Subsidiaries, or otherwise imply, that any such matter rises to the level of a Company Material Adverse Effect, constitutes a Material Contract, or is otherwise material for any purposes of this Agreement or the Company Disclosure Letter.

Section 8.11 Mutual Drafting. The parties have participated jointly in negotiating and drafting this Agreement, and this Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation in favor of or against any party by virtue of the authorship of any provision of this Agreement.

Section 8.12 Jurisdiction; Venue. THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY IN WILMINGTON, DELAWARE (OR IF SUCH COURT IS NOT AVAILABLE, ANY OTHER DELAWARE STATE COURT OR ANY FEDERAL COURT OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE) IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND OF THE DOCUMENTS REFERRED TO IN THIS AGREEMENT, AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR THE INTERPRETATION OR ENFORCEMENT HEREOF OR OF ANY SUCH DOCUMENT, THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT THE VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION OR PROCEEDING SHALL BE HEARD AND DETERMINED IN SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 8.2, OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY APPLICABLE LAWS, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

Section 8.13 Waiver of Trial by Jury. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.13.

ARTICLE IX

CERTAIN DEFINITIONS

Section 9.1 Certain Definitions. For purposes of this Agreement:

“2005 10-K” means the Annual Report of the Company on Form 10-K for the year ended December 31, 2005.

“2006 10-K” means the Annual Report of the Company on Form 10-K for the year ended December 31, 2006.

“Acceptance Date” is defined in Section 1.1(a).

“Accredited Investor” has the meaning assigned thereto by Rule 501(a) under the Securities Act.

“Action” is defined in Section 5.10(a).

“Affiliate” of any Person has the meaning assigned thereto by Rule 12b-2 under the Exchange Act.

“Agreement” is defined in the Preamble.

“Arrangements” is defined in Section 3.12(f).

“Balance Sheet Date” is defined in Section 3.6(c).

“Base Amount” is defined in Section 5.16.

“Benchmark Date” is defined in Section 7.1(g).

“Benefits Continuation Start Date” is defined in Section 5.9(a).

“Break-Up Fee” is defined in Section 7.2(c).

“Brookfield” is defined in the Recitals.

“Brookfield Loan” is defined in the Recitals.

“Brookfield Termination Fee” is defined in the Recitals.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to be closed.

“Capitalization Date” is defined in Section 3.3(a).

“Change in Merger Recommendation” is defined in Section 5.2(b).

“Change in Recommendation” is defined in Section 1.2(a).

“Closing” is defined in Section 1.6.

“Closing Date” is defined in Section 1.6.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Share Certificate” is defined in Section 2.9(a).

“Company” is defined in the Preamble.

“Company Balance Sheet” is defined in Section 3.6(c).

“Company Board of Directors” is defined in Section 3.4(a).

“Company Bylaws” is defined Section 3.1(a).

“Company Charter” is defined in Section 3.1(a).

“Company Certificate of Merger” means one or more certificates of merger with respect to the Merger, containing the provisions required by, and executed in accordance with, the DGCL.

“Company Common Shares” is defined in the Recitals.

“Company Data Room” is defined in Section 4.8(b).

“Company Disclosure Letter” is defined in Article III.

“Company Employee” is defined in Section 5.9(a).

“Company Employee Benefit Plan” is defined in Section 3.12(a).

“Company Equity Plans” is defined in Section 2.5(a).

“Company Financial Advisors” is defined in Section 3.20.

“Company Intellectual Property Rights” is defined in Section 3.14(b).

“Company Material Adverse Effect” means any change, event, development or effect that has a material adverse effect on the business, assets, continuing results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no change or effect resulting from any of the following shall constitute, or be taken into account in determining whether there is or has been, a Company Material Adverse Effect:

(i) changes in conditions affecting the real estate industry generally, the United States of America or the global economy;

(ii) general political, economic or business conditions or changes therein (including the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or acts of terrorism or earthquakes, hurricanes, other natural disasters or acts of God);

(iii) general financial or capital market conditions, including interest rates, or changes therein;

(iv) any changes in applicable Law, rules, regulations, or GAAP or other accounting standards, or authoritative interpretations thereof, after the date of this Agreement;

(v) the negotiation, execution, announcement or performance of this Agreement or the performance or consummation of the transactions contemplated hereby, including a decline in the share price of Company Common Shares resulting therefrom, any litigation resulting therefrom, or the impact thereof on relationships, contractual or otherwise, with tenants, suppliers, lenders, investors, joint venture partners or employees;

(vi) any action or omission required pursuant to the terms of this Agreement, or pursuant to the express written request of Parent, or any action otherwise taken by any Purchaser Party;

(vii) a decrease in the market price of the Company Common Shares; provided that the exception in this clause (vii) shall not prevent or otherwise affect a determination that any change or effect underlying such a decrease in market price has resulted in, or contributed to, a Company Material Adverse Effect;

(viii) any matter set forth in the Company Disclosure Letter, including the Restatement and Related Matters; or

(ix) the payment of amounts required by Section 7.2 of the Prior Agreement or in connection with the Brookfield Loan;

which, in the case of each of clauses (i), (ii), (iii) and (iv) do not affect the business, assets, continuing results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the real estate industry.

“Company Options” is defined in Section 2.5(a).

“Company Parties” is defined in Section 1.13.

“Company Permits” is defined in Section 3.9(a).

“Company Property” is defined in Section 3.16(a).

“Company Merger Recommendation” is defined in Section 5.2(b).

“Company Recommendations” is defined in Section 1.2(a).

“Company SARs” is defined in Section 2.7(a).

“Company SEC Documents” is defined in Section 3.6(a).

“Company Stockholder Approval” is defined in Section 3.4(c).

“Company Stockholder Meeting” is defined in Section 3.4(a).

“Company Subsidiary” means the Operating Partnership and each other Subsidiary of the Company; provided, however, the entities disclosed in Section 9.1 of the Company Disclosure Letter shall not be Subsidiaries of the Company for purposes of this Agreement.

“Competing Transaction” is defined in Section 5.3(d).

“Confidentiality Agreement” is defined in Section 5.5(b).

“Covered Securityholders” is defined in Section 3.12(f).

“Credit Agreement” is defined in the Recitals.

“Delaware Secretary of State” means the Secretary of State of the State of Delaware.

“Defensive Measures” is defined in Section 3.21.

“DGCL” is defined in Section 1.1(a).

“Dissenting Shares” is defined in Section 2.1(a).

“Dissenting Stockholder” is defined in Section 2.6.

“DRULPA” is defined in Section 1.5(b).

“Electing Holder” is defined in Section 2.3(b).

“Eligible Holder” is defined in Section 2.3(c).

“Encumbrances” is defined in Section 3.16(b).

“Environmental Laws” is defined in Section 3.15(a).

“Environmental Permits” is defined in Section 3.15(b).

“Environmental Property Transfer Act” means any applicable Law that requires any notification or disclosure of any environmental matter because of the transfer, sale, lease or closure of any property, including any so-called “Environmental Cleanup Responsibility Acts” or “Responsible Property Transfer Acts.”

“Equity Funding Letters” is defined in Section 4.4(b).

“ERISA” is defined in Section 3.12(a).

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Exchange Act” is defined in Section 3.5(b).

“Exchange Agent” is defined in Section 2.9(a).

“Exchange Fund” is defined in Section 2.9(a).

“Exchange Ratio” is defined in Section 2.1(a)(ii).

“Expenses” is defined in Section 7.2(d).

“Farallon” is defined in Section 4.4(b).

“Financing Commitments” is defined in Section 4.4(b).

“GAAP” means United States generally accepted accounting principles.

“Goldman Sachs Loan” means the Company’s former Senior Secured Term Loan Facility pursuant to the Credit and Guaranty Agreement, dated as of May 19, 2006, among the Operating Partnership, as borrower; the Company, as parent; certain Subsidiaries of the Company, as guarantors; various lenders; and Goldman Sachs Mortgage Company, as administrative agent, collateral agent, lead arranger and syndication agent.

“Governmental Entity” is defined in Section 2.9(f).

“GP Units” is defined in Section 3.3(b).

“Holdings Common Stock” is defined in Section 2.1(b).

“HSR Act” is defined in Section 3.5.

“Indemnifiable Amounts” is defined in Section 5.10(a).

“Indemnified Parties” is defined in Section 5.10(a).

“Indemnified Party” is defined in Section 5.10(a).

“Indemnitors” is defined in Section 5.10(a).

“Individual” is defined in Section 4.7(b).

“Intellectual Property” is defined in Section 3.14(b).

“Interested Persons” is defined in Section 1.3(a).

“IRS” is defined in Section 3.11(a).

“Joint Ventures” is defined in Section 3.6(h).

“Knowledge”, or any similar expression, shall mean (a) with respect to the Company (or any Company Subsidiaries), the actual knowledge, as of the date hereof, of the persons set forth on Exhibit C; and (b) with respect to Parent (or any of its Subsidiaries), the actual knowledge, as of the date hereof, of the persons set forth on Exhibit D.

“Law” means any Federal, state, local or foreign statute, law, regulation, permit, license, approval, authorization, rule, ordinance or code of any Governmental Entity, including any judicial or administrative interpretation thereof.

“Letter of Transmittal” is defined in Section 2.9(a).

“Liens” is defined in Section 3.2(b).

“Liabilities” means any and all debts, liabilities and obligations of any nature whatsoever, whether accrued or fixed, absolute or contingent, including those arising under any Law, those arising under any contract, agreement, commitment, instrument, permit, license, franchise or undertaking and those arising as a result of any act or omission.

“Liquidation” is defined in Section 1.14.

“Liquidation Payment Date” is defined in Section 1.14.

“LP Unit” is defined in the Recitals.

“Material Contract” is defined in Section 3.18.

“Material Lease” is defined in Section 3.16(f).

“Merger” is defined in Section 1.5(a).

“Merger Consideration” is defined in Section 2.1(a)(ii).

“Merger Effective Time” is defined in Section 1.7.

“Merger Option Agreement” is defined in the Recitals.

“Mergers” is defined in Section 1.5(b).

“Minimum Tender Condition” is defined in Annex I.

“NYSE” means the New York Stock Exchange.

“Offer Documents” is defined in Section 1.1(a).

“One-Step Merger” is defined in Section 1.4.

“Operating Partnership” is defined in the Preamble.

“Order” means any award, judgment, injunction, consent, ruling, decree or order (whether temporary, preliminary or permanent) issued, adopted, granted, awarded or entered by any Governmental Entity or private arbitrator of competent jurisdiction.

“Out-of-the-Money Option” is defined in Section 2.5(b).

“Ownership Limit” is defined in Section 3.21.

“Parent” is defined in the Preamble.

“Parent Disclosure Letter” is defined in Article IV.

“Parent Instructions” is defined in Section 5.13(a).

“Parent Material Adverse Effect” means any change or effect that would materially impair the ability of any Purchaser Party to timely consummate the transactions, or perform any of its other obligations, contemplated by this Agreement.

“Partnership Agreement” means the Limited Partnership Agreement, dated as of April 21, 1994, of the Operating Partnership, as in effect on the date hereof.

“Partnership Certificate of Merger” means one or more certificates of merger with respect to the Partnership Merger, containing the provisions required by, and executed in accordance with, the DRULPA.

“Partnership Merger” is defined in Section 1.5(b).

“Partnership Merger Consideration” is defined in Section 2.2(a)(ii).

“Partnership Merger Effective Time” is defined in Section 1.7.

“Partnership Unit” is defined in Section 3.3(b).

“Permitted Title Exceptions” is defined in Section 3.16(b).

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“Pre-Acquisition Restructuring” is defined in Section 5.13(a).

“Preferred Shares” is defined in Section 3.3(a).

“Preferred Units” is defined in Section 3.3(b).

“Prior Agreement” is defined in the Recitals.

“Proxy Statement” is defined in Section 5.2(b).

“Purchaser Insiders” is defined in Section 1.3(a).

“Purchaser LP” is defined in the Preamble.

“Purchaser Parties” means Parent, Purchaser Sub and Purchaser LP.

“Purchaser Sub” is defined in the Preamble.

“Purchaser Subsidiary” means Purchaser Sub, Purchaser LP and each other Subsidiary of Parent.

“Qualifying Income” is defined in Section 5.16.

“REA” is defined in Section 3.16(d).

“Registration Statement” is defined in Section 5.2(a).

“Reimbursement Amount” is defined in Section 5.16.

“REIT” is defined in Section 1.13.

“REIT Requirements” is defined in Section 5.16.

“Repayment Amount” is defined in the Recitals.

“Representatives” is defined in Section 5.3(a).

“Restatement and Related Matters” means (a) the pending restatement of the Company’s and the Operating Partnership’s historical financial statements described in the Company SEC Documents, the associated delay in filing the Company’s and the Operating Partnership’s annual report on Form 10-K and quarterly reports on Form 10-Q, (b) the informal and formal investigations initiated by the SEC and described in the Company SEC Documents, the review of the Company’s and the Operating Partnership’s historical financial statements and transactions reflected therein by the audit committee of the Company Board of Directors and its counsel as described in the Company SEC Documents, (d) the independent review of the Company’s and the Operating Partnership’s historical financial statements and transactions reflected therein by Ernst & Young LLP, the Company’s auditors and (e) litigation by certain holders of securities of the Company and the Operating Partnership relating to the foregoing matters.

“Roll-Over Election” is defined in Section 2.3(a).

“Roll-Over Election Deadline” is defined in Section 2.3(b).

“Roll-Over Election Form” is defined in Section 2.3(b).

“Roll-Over Unit” is defined in Section 1.12(a).

“Sarbanes Oxley Act” is defined in Section 3.6(d).

“Schedule 14D-9” is defined in Section 1.2(a).

“SEC” is defined in Section 1.1(a).

“Securities Act” means the Securities Act of 1933, as amended.

“September 30 10-Q” means the Quarterly Report of the Company on Form 10-Q for the period ended September 30, 2006.

“September 30 Contractual Commitments Schedule” is defined in Section 3.6(g).

“September 30 Unconsolidated Debt Schedule” is defined in Section 3.6(i).

“September 30 Working Capital Schedule” is defined in Section 3.6(f).

“Series B Shares” is defined in Section 3.3(a).

“Series C Shares” is defined in Section 3.3(a).

“Series D Shares” is defined in Section 3.3(a).

“Series E Shares” is defined in Section 3.3(a).

“Series F Shares” is defined in Section 3.3(a).

“Series G Shares” is defined in Section 3.3(a).

“Severance Agreement” is defined in Section 5.9(b).

“Simon Operating Partnership” is defined in the Recitals.

“Simon OP Unit” is defined in Section 2.2(a).

“SPG” is defined in Section 4.7(c).

“Stark Option Agreement” is defined in Section 4.7(c).

“Subsidiary” of any Person means any corporation, partnership, limited liability company, joint venture or other legal entity of which (i) such Person, or its Subsidiary, is the general partner or manager, managing or operating member or otherwise controls or has the power to direct or manage the business operations of such corporation, partnership, limited liability company, joint venture or other legal entity, or (ii) such Person (either directly or through or together with another Subsidiary of such Person) owns more than 50% of the voting stock or value of such corporation, partnership, limited liability company, joint venture or other legal entity.

“Substantial Detriment” means a material adverse effect on the business, assets, continuing results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole.

“Superior Competing Transaction” is defined in Section 5.3(e).

“Surviving Company” is defined in Section 1.5(a).

“Surviving Partnership” is defined in Section 1.5(b).

“Takeover Statute” is defined in Section 3.21.

“Tax” or “Taxes” shall mean any and all taxes, charges, fees, levies and other assessments, including income, gross receipts, excise, property, sales, withholding (including dividend withholding and withholding required pursuant to Sections 1445 and 1446 of the Code), social security, occupation, use, service, license, payroll, franchise, transfer and recording taxes, windfall or other profits, capital stock, employment, worker’s compensation, unemployment or compensation taxes, fees and charges, including estimated excise, ad valorem, stamp, value added, capital gains, duty or custom taxes, imposed by the United States or any taxing authority (domestic or foreign), whether computed on a separate, consolidated, unitary, combined or any other basis, and similar charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority.

“Tax Guidance” is defined in Section 5.16.

“Tax Protection Agreement” shall mean any written or oral agreement to which the Company, the Operating Partnership or any other Company Subsidiary is a party pursuant to which: (a) any liability to holders of LP Units relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (b) in connection with the deferral of income Taxes of a holder of LP Units, the Company, the Operating Partnership or any other Company Subsidiary has agreed to (i) maintain a minimum level of debt or continue a particular debt, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) make or refrain from making Tax elections, and/or (iv) only dispose of assets in a particular manner; and/or (c) limited partners of the Operating Partnership have guaranteed debt of the Operating Partnership.

“Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Tender Offer Conditions” is defined in Section 1.1(a).

“Termination Date” is defined in Section 7.1(b).

“Third-Party Intellectual Property Rights” is defined in Section 3.14(b).

“TIF” means tax increment financing obligations or other similar obligations.

“Transfer and Gains Taxes” is defined in Section 5.7(d).

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

SPG-FCM VENTURES, LLC

By:	/s/ Richard B. Fried

Name:	Richard B. Fried
Title:	President

SPG-FCM ACQUISITION, INC.

By:	/s/ Richard B. Fried

Name:	Richard B. Fried
Title:	President

SPG-FCM ACQUISITION, L.P.

By:	SPG-FCM Acquisition, Inc., its General Partner

By:	/s/ Richard B. Fried

Name:	Richard B. Fried
Title:	President

THE MILLS CORPORATION

By:	/s/ Mark S. Ordan

Name:	Mark S. Ordan
Title:	Chief Executive Officer and President

THE MILLS LIMITED PARTNERSHIP

By:	The Mills Corporation, its General Partner

By:	/s/ Mark S. Ordan

Name:	Mark S. Ordan
Title:	Chief Executive Officer and President

[Signature Page to the Merger Agreement]

ANNEX I

CONDITIONS OF THE OFFER

Notwithstanding any other provisions of the Offer or this Agreement, Parent shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, pay for any tendered Company Common Shares if (i) there shall not be validly tendered and not withdrawn prior to the expiration of the Offer, as it may be extended in accordance with the terms of Section 1.1, that number of Company Common Shares which, when added to any Company Common Shares already owned by Farallon, SPG or Parent or any of its controlled Subsidiaries (but excluding any Company Common Shares subject to the Merger Option Agreement or the Stark Option Agreement, except those shares purchased by SPG pursuant to the Stark Option Agreement), represents at least a majority of the total number of outstanding Company Common Shares on a fully diluted basis (which assumes the conversion or exercise of all derivative securities or other rights to acquire Company Common Shares regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) at the time of the expiration of the Offer (the “Minimum Tender Condition”), (ii) any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall not have expired or been terminated, or (iii) at any time on or after the date of the Agreement and prior to the time of acceptance for payment for any Company Common Shares, any of the following events shall occur and be continuing:

(a) An injunction or other Order issued by any court of competent jurisdiction preventing the consummation of the Offer, the Merger or the Partnership Merger shall be in effect or a statute, rule, regulation, order or decree of a Governmental Entity shall have been enacted, entered, promulgated and remain in effect that prohibits or makes illegal consummation of the Offer, the Merger or the Partnership Merger.

(b) Any of the representations and warranties of the Company and the Operating Partnership set forth in this Agreement shall not be true and correct (without giving effect to any “materiality” or Company Material Adverse Effect qualifier therein), as if such representations and warranties were made at the time of such determination (except to the extent such representations and warranties relate to an earlier date, in which case only as of such earlier date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to constitute a Company Material Adverse Effect.

(c) Each of the Company and the Operating Partnership shall have not performed in all material respects any obligations, covenants and agreements required to be performed by it under this Agreement.

(d) The Company shall not have received a tax opinion of Hogan & Hartson LLP, tax counsel to the Company (or other nationally recognized tax counsel to the Company reasonably satisfactory to Parent), substantially in the form attached hereto as Exhibit A and dated as of the Acceptance Date, opining that the Company has been organized and has operated in conformity with the requirements for qualification as a

REIT under the Code for all taxable periods commencing with the Company’s taxable year ending December 31, 1994 through and including the taxable year ending December 31, 2006 and that the Company’s method of operation during the portion of calendar year 2007 prior to acquisition of the Company Common Shares on the Acceptance Date would permit the Company to qualify as a REIT for the taxable year beginning January 1, 2007, (assuming that the Company’s taxable year ended immediately prior to the acquisition of the Company Common Shares on the Acceptance Date and assuming the Company satisfied the applicable distribution requirements under the Code and determined without taking into account, or giving effect to, the transactions contemplated by Sections 1.12(b), 1.13 and 5.13). Such opinion shall be based, in part, on customary assumptions and customary factual representations and covenants of the Company and the Company Subsidiaries, including the representations included as an attachment to Exhibit A, and, to the extent necessary, on prior opinions of the Company’s tax counsel.

(e) Since the execution of this Agreement, there shall have occurred any change, event, effect, or development which, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect.

(f) the Company and Parent shall have reached a mutual written agreement either that the Offer be terminated or this Agreement be terminated, or the Agreement shall have been terminated in accordance with its terms;

(g) if the September 30 10-Q has been filed by the Company with the SEC prior to the date Company Common Shares are first required to be accepted for payment pursuant to the Offer (assuming this condition (g) were not applicable to the Offer), (i) the Company shall not have delivered to Parent true and correct updated (but still showing only amounts as of September 30, 2006) copies of each of the September 30 Contractual Commitments Schedule, the September 30 Working Capital Schedule and the September 30 Unconsolidated Debt Schedule, each certified as of such filing date by the Company’s Chief Executive Officer and Chief Financial Officer, or (ii) if such updated schedules have been delivered, the aggregate changes in the updated schedules shall constitute a Company Material Adverse Effect;

(h) The Company, the Operating Partnership and the Company’s other Subsidiaries shall not have obtained all consents, authorizations, Orders, approvals, waivers and exemptions of Governmental Entities required, if any, in connection with the Merger, the Partnership Merger or the Offer, unless the failure to receive any such consents, authorizations, Orders, approvals, waivers and exemptions would not reasonably be expected to result in a Substantial Detriment, and all such consents, authorizations, Orders, approvals, waivers and exemptions that have been obtained shall be on terms that, individually or in the aggregate, would not reasonably be expected to result in a Substantial Detriment or would impose material limitations on the ability of Parent or any of its Subsidiaries to exercise full rights of ownership of the Company Common Shares purchased pursuant to the Offer, including the right to vote the shares purchased by it on all matters properly presented to the stockholders of the Company, or

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(i) There shall be pending any suit, action or proceeding by any Governmental Entity challenging the acquisition by any of the Purchaser Parties of the Company, the Operating Partnership or any other Company Subsidiaries or of any Company Common Shares, seeking to prohibit the consummation of the Offer, the Merger or the Partnership Merger, or seeking any Order that would result in, or would reasonably be expected to result in, a Substantial Detriment or would impose material limitations on the ability of Parent or any of its Subsidiaries to exercise full rights of ownership of the Company Common Shares purchased pursuant to the Offer, including the right to vote the shares purchased by it on all matters properly presented to the stockholders of the Company.

The foregoing conditions are for the benefit of Parent and may be asserted by Parent regardless of the circumstances giving rise to any such conditions (other than any such circumstances caused by or substantially contributed to by any breach by any Purchaser Party of any of their representations, warranties, covenants agreements or obligations under this Agreement or any breach of the Financing Commitments) and may be waived by Parent in whole or in part at any time and from time to time in its sole discretion, in each case, subject to the terms of the Agreement. The failure by Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and waiving such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right shall be deemed an ongoing right which may be asserted at any time and from time to time, in each case prior to the acceptance for payment of, and payment for, tendered Company Common Shares.

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